As filed with the Securities and Exchange Commission on September 20, 2005.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CoTherix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	04-3513144
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5000 Shoreline Court, Suite 101

South San Francisco, CA 94080

(650) 808-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald J. Santel

Chief Executive Officer

5000 Shoreline Court, Suite 101

South San Francisco, CA 94080

(650) 808-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John W. Campbell, Esq. Jaclyn Liu, Esq. William W. Yeung, Esq. Jeremy N. Liegl, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94107 (415) 268-7000	Laura A. Berezin, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	5,175,000	$14.42	$74,623,500	$8,783

(1)	Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(c) promulgated under the Securities Act of 1933, based on the average of the high and low prices of the registrant’s common stock reported on The Nasdaq National Market on September 16, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 20, 2005

4,500,000 Shares

Common Stock

We are offering 4,000,000 shares of our common stock. In addition, the selling stockholders named in this prospectus may offer up to an aggregate of 500,000 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is quoted on The Nasdaq National Market under the symbol “CTRX.” On September 19, 2005, the last reported sale price of our common stock was $13.79 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to CoTherix	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters and the selling stockholders may also purchase up to an additional 675,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2005.

Joint Book-Running Managers

CIBC World Markets	UBS Investment Bank

Piper Jaffray	Needham & Company, LLC

PROSPECTUS SUMMARY

You should read the entire prospectus carefully before deciding to invest in shares of our common stock.

Overview

We are a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and other chronic diseases. We began selling our product Ventavis® (iloprost) Inhalation Solution in March 2005. The FDA approved Ventavis on December 29, 2004 for the treatment of pulmonary arterial hypertension, or PAH, for patients with New York Heart Association Class III or IV symptoms. PAH is a chronic, progressive and often fatal disease characterized by severe constriction of the blood vessels in the lungs that leads to very high pulmonary arterial pressure. In October 2003, we licensed the exclusive U.S. rights to Ventavis for the treatment of pulmonary hypertension from Schering AG, which markets Ventavis in various European countries and Australia. We have orphan drug exclusivity for the use of Ventavis in treating PAH through December 2011.

Ventavis is an inhaled formulation of iloprost, a synthetic compound structurally similar to prostacyclins, which are naturally occurring molecules that cause the blood vessels to dilate. Ventavis is delivered to patients using an inhalation device. We believe Ventavis offers a number of advantages over other prostacyclin therapies for PAH, which are continuously delivered subcutaneously and intravenously. We believe these advantages include ease of administration and minimized invasiveness.

We are conducting the following development activities to expand the commercial potential of Ventavis:

•	Combination therapy with bosentan—the STEP Trial. We completed and are continuing follow-up on a Phase II trial, called the STEP Trial, assessing combination therapy of Ventavis with Tracleer (bosentan), an approved oral treatment for PAH. In March 2005, we announced top-line data from this clinical trial indicating that patients who received the combination of Ventavis with bosentan tolerated the combination. The data also suggest that the combination provides clinical benefit in patients with PAH. In August 2005, the FDA approved the modification of the Ventavis label to include information regarding the tolerability and dosing of Ventavis in combination with bosentan.

•	More portable hand-held delivery device. We assisted Profile Drug Delivery Ltd., or Profile, a wholly-owned subsidiary of Respironics, Inc., in its development of the I-neb device, a hand-held, battery-operated device. We believe the I-neb device will be more convenient than the commercially available Prodose device, also from Profile. The FDA approved our supplemental new drug application, or sNDA, with respect to the administration of Ventavis using the I-neb device on August 24, 2005, however Profile is waiting for 510(k) clearance for the device. We believe the I-neb device will increase market adoption of Ventavis, thereby expanding our patient base and increasing the commercial potential of Ventavis. We anticipate the launch of the I-neb device by the end of 2005.

•	Modification of I-neb device for shorter inhalation time. In the first half of 2006 we plan to initiate a clinical trial to evaluate the potential to deliver Ventavis more rapidly into the lungs using a modified I-neb device. If successful, we believe the delivery time of Ventavis could be reduced from the current 8 to 10 minutes to 4 to 5 minutes per dose.

•	Evaluation in patients with IPF and pulmonary hypertension—the ACTIVE Trial. We initiated a Phase II clinical trial, known as the ACTIVE Trial, in June 2005 to evaluate the effectiveness of Ventavis in the treatment of patients with pulmonary hypertension associated with idiopathic pulmonary fibrosis, or IPF. IPF is a progressive and potentially fatal disease that results in fibrosis, or scarring, of the lungs. We believe that Ventavis could be an effective therapy for pulmonary hypertension in some of these patients. Due to slower than expected enrollment, we plan to modify the enrollment criteria of this trial.

•	Combination therapy with sildenafil—the VISION Trial. In the first half of 2006 we plan to begin a pivotal clinical trial to evaluate the safety and efficacy of adding Ventavis to patients receiving sildenafil, an approved oral treatment for PAH.

•	Extended-release formulation. We are in the early stages of working with Quadrant Drug Delivery Limited, or Quadrant, to develop an extended-release formulation of iloprost, the active ingredient in Ventavis, which could require as few as four single-breath inhalations a day.

Business Strategy

We intend to be a leading provider of therapeutic products for cardiopulmonary and other chronic diseases. The key elements of our strategy are to:

•	Maximize the Commercial Potential of Ventavis. We intend to maximize the commercial potential of Ventavis through further clinical development and by improving the administration of Ventavis so it is more convenient for patients.

•	License or Acquire Products and Product Candidates. In addition to commercializing Ventavis, we intend to continue to identify and license or acquire products or product candidates with a focus on cardiopulmonary and other chronic diseases. Our management has substantial clinical development and regulatory experience in multiple disease areas that enables us to identify and evaluate strategic opportunities. Furthermore, we believe we can leverage our sales and marketing organization to attract, obtain reimbursement for, and commercialize other products and product candidates. We are focused on products or product candidates that are both developmentally and commercially efficient.

•	Establish Strategic Collaborations. We plan to continue to complement our internal capabilities by selectively forming collaborations to enhance our ability to develop and commercialize products.

We have an experienced sales and marketing organization for the continued commercialization of Ventavis in the United States. We have deployed 30 people in the field, which includes professional sales representatives, medical science liaisons and reimbursement specialists. Our sales force targets approximately 1,500 pulmonary and cardiology specialists involved in treating most PAH patients. We estimate that 500 to 600 of these physicians treat approximately 80% of PAH patients. Our medical science liaisons continue to build awareness of Ventavis with PAH opinion leaders, physicians, nurses and patients to further expand the number of patients diagnosed and treated for PAH as well as increase usage of Ventavis.

We have entered into agreements with Accredo Health Group, Inc., or Accredo, a Medco company, and Priority Healthcare Corporation, or Priority, pursuant to which each has been appointed as one of our specialty pharmacy distributors of Ventavis and the inhalation devices used to administer Ventavis. These specialty pharmacies provide services such as reimbursement assistance, patient education and counseling to monitor compliance. We believe these services will help patients successfully use Ventavis. Accredo is our primary specialty pharmacy distributor and has been designated as the exclusive provider of call center support services for Ventavis. Cardinal Health PTS, LLC, or Cardinal Health, is the exclusive distribution agent to our specialty pharmacy distributors.

Corporate Information

We were incorporated in Delaware in February 2000 as Exhale Therapeutics, Inc. and changed our name to CoTherix, Inc. in October 2003. Our principal executive offices are located at 5000 Shoreline Court, Suite 101, South San Francisco, CA 94080 and our telephone number is (650) 808-6500. References in this prospectus to “CoTherix,” “we,” “us” and “our” refer to CoTherix, Inc.

The name “CoTherix” is our trademark. We have applied to register CoTherix with the U.S. Patent and Trademark Office. We have an exclusive license in the United States with Schering AG, Germany to the trademark of Ventavis. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. All references in this prospectus to “Schering AG” refer to Schering AG, Germany.

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

The Offering

Common stock to be offered	4,000,000 shares

Common stock to be offered by selling stockholders	500,000 shares

Common stock to be outstanding after this offering	27,996,946 shares

Use of proceeds

For continued commercialization of Ventavis; additional development of Ventavis; licensing or acquiring and developing additional product candidates; and general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

The Nasdaq National Market symbol	CTRX

The number of shares of common stock to be outstanding after the closing of the offering is based on 23,996,946 shares of common stock outstanding as of September 15, 2005 and excludes:

•	3,584,490 shares of common stock issuable upon the exercise of options outstanding as of September 15, 2005 with a weighted average exercise price of $4.68 per share;

•	an additional 245,129 shares of common stock reserved for future stock option grants and purchases under our 2004 Equity Incentive Plan; and

•	an additional 431,973 shares of common stock reserved for issuance under our 2004 Employee Stock Purchase Plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Summary Financial Data

The following table sets forth certain of our financial data. We derived the summary financial data for the years ended December 31, 2002, 2003 and 2004 from our audited financial statements included elsewhere in this prospectus. We have also included data for the six months ended June 30, 2004 and 2005 from our unaudited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of future results. You should read these data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data
Product sales, net	$–	$–	$–	$–	$4,486
Grant revenue	44	15	–	–	–

Total revenues	44	15	–	–	4,486

Operating expenses:
Cost of goods sold	–	–	–	–	1,171
Acquired product rights	175	6,065	7,150	150	450
Research and development	3,203	2,063	15,577	8,505	5,163
Selling, general and administrative	1,422	2,830	7,840	3,778	10,668
Amortization of employee stock-based compensation related to:
Research and development	–	–	1,748	889	813
Selling, general and administrative	–	656	5,940	4,570	1,261

Total operating expenses	4,800	11,614	38,255	17,892	19,526

Loss from operations	(4,756)	(11,599)	(38,255)	(17,892)	(15,040)
Interest and other income (expense), net	72	(1,029)	459	171	652

Net loss	(4,684)	(12,628)	(37,796)	(17,721)	(14,388)
Accretion to redemption value of redeemable convertible preferred stock	–	(18)	(60)	(37)	–
Deemed dividend upon issuance of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	–	(14,332)	(24,987)	(24,987)	–

Net loss attributable to common stockholders	$(4,684)	$(26,978)	$(62,843)	$(42,745)	$(14,388)

Basic and diluted net loss per share attributable to common stockholders	$(12.67)	$(59.49)	$(13.39)	$(46.42)	$(0.63)

Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	369,645	453,509	4,692,097	920,846	22,818,663

	As of June 30, 2005
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents and securities available-for-sale	$55,330	$
Working capital	54,221
Total assets	69,927
Accumulated deficit	(73,472)	(73,472)
Total stockholders’ equity	63,916

The table above presents summary balance sheet data on an actual basis and on an as adjusted basis. The as adjusted numbers reflect the sale of 4,000,000 shares of our common stock at the assumed public offering price of $         per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. These risks include those described below, and may include additional risks that we do not currently believe are material and risks that are currently unknown to us. Any of these risks could harm our business. If any events or circumstances associated with any of these risks actually occur, our business, financial condition or results of operations could be materially adversely affected; such events or circumstances could cause our actual results to differ materially from the results contemplated by our forward-looking statements; and the trading price of our common stock could decline and cause investors to lose some or all of their investments. You should carefully consider the following risks and other uncertainties described below in conjunction with the other information contained in this prospectus, including our financial statements and related notes.

Risks Related to our Business

If we do not successfully market and sell Ventavis, our only product, we may not generate sufficient sales to continue our business operations.

Ventavis is our only product. Our ability to successfully market and sell Ventavis depends on a number of factors, including our ability to:

•	achieve sufficient market demand for Ventavis through patient acceptance, continued use of Ventavis and compliance with the Ventavis dosing regimen;

•	educate patients, physician prescribers, others in the medical community and third-party payors about Ventavis and PAH;

•	sell Ventavis at acceptable prices;

•	expand the commercial potential of Ventavis through successful completion of our ongoing and planned development activities;

•	obtain and maintain adequate third-party payor reimbursement of Ventavis and inhalation devices;

•	ensure that Ventavis and the inhalation devices used to administer Ventavis are manufactured in accordance with and continue to meet regulatory requirements;

•	obtain sufficient quantities of Ventavis to meet market demand;

•	ensure adequate supply of the inhalation devices used to administer Ventavis; and

•	maintain our agreements with the specialty pharmacy and third-party logistic companies that distribute Ventavis, and ensure that those companies perform their obligations under those agreements.

If we do not successfully market and sell Ventavis, we may not generate sufficient sales to continue our business.

We have a history of net losses and may not achieve or maintain profitability.

We are a biopharmaceutical company incorporated in February 2000 with a limited operating history. We initiated commercial sales of Ventavis in March 2005. Through June 30, 2005, we had generated only $4.5 million of net product sales. We have funded our operations primarily from sales of our equity securities. We have incurred losses in each year since our inception, and through June 30, 2005, had an accumulated deficit totaling $73.5 million. Our net losses were $14.4 million for the six months ended June 30, 2005, $37.8 million in the year ended December 31, 2004 and $12.6 million in the year ended December 31, 2003. The net losses for the year ended December 31, 2003 and the year ended December 31, 2004 included acquired product right expenses of $6.0 million and $7.0 million, respectively, related to milestone payments to Schering AG. These losses, among other things, have had and will continue to have an adverse effect on our cash flow, stockholders’ equity and working capital. We may not generate sufficient sales of Ventavis for us to achieve or maintain profitability.

We expect to incur increased selling, general and administrative expenses during the remainder of this year versus comparable periods last year due to higher sales and marketing expenses related to the commercialization of Ventavis and expenses related to operating as a public company. In addition, we expect increased research and development expenses related to preclinical and clinical studies to expand the use of Ventavis. We will recognize certain costs if the I-neb device is cleared for use with Ventavis. We expect to continue to incur significant losses for the foreseeable future. Additionally, our operating expenses may increase significantly if we in-license other products or product candidates. Further, because of the numerous risks and uncertainties associated with developing and commercializing therapeutic drugs, we may experience larger than expected future losses and may not become profitable.

Our product sales are dependent on two distributors to whom we sell Ventavis, and a limited number of physicians who prescribe Ventavis. Product sales may fluctuate from quarter to quarter based on the buying patterns of these distributors and the prescribing patterns of these physicians.

We sell Ventavis to only two specialty pharmacy distributors, Accredo and Priority, and accordingly they are our only customers. Through June 30, 2005, Accredo and Priority represented 78% and 22% of our sales, respectively. Any failure by Accredo or Priority to pay us on a timely basis or at all could have a material adverse effect on our financial position, results of operations and cash flows. In addition, a limited number of physicians are responsible for the majority of Ventavis prescriptions. Most of these physicians are geographically concentrated in metropolitan areas that have academic medical centers. Our sales could fluctuate from quarter to quarter based on the buying patterns of Accredo and Priority and the prescribing patterns of these physicians, including fluctuations due to the seasonal work and travel schedules of physicians and patients alike. Furthermore, there can be no guarantee that physicians currently prescribing Ventavis will continue to do so.

Any failure to manage and maintain our distribution network could compromise Ventavis sales and harm our business.

We rely on third parties to distribute Ventavis to patients. We have contracted with Cardinal Health PTS, LLC, or Cardinal Health, a third-party logistics company, to warehouse Ventavis and distribute it to two specialty pharmacies, Accredo and Priority, which in turn distribute Ventavis to patients and provide reimbursement and other support services. This distribution network requires significant coordination with our sales and marketing and finance organizations. Cardinal Health is our exclusive supplier of distribution logistics services, and accordingly we are wholly dependent on Cardinal Health to satisfactorily perform its obligations under its agreement with us. Accredo is the exclusive provider of our call center. Accredo and Priority administer a reimbursement support program that provides patients with benefit information regarding reimbursement of Ventavis by private payors and state (Medicaid) and federal (Medicare) programs for uninsured and disabled patients, respectively. Accordingly, we are wholly dependent on Accredo and Priority for these services, upon which we rely to help maintain and expand the market for Ventavis.

Failure to maintain our contracts with our logistics company and specialty pharmacies, or the inability or failure of any of them to adequately perform as agreed under their respective contracts with us, could harm our business. We do not have our own warehouse or distribution capabilities, and we lack the resources and experience to establish any of these functions and do not intend to do so in the foreseeable future. We would be unable to replace Cardinal Health, Accredo or Priority in a timely manner in the event of a natural disaster, failure to meet the Food and Drug Administration, or FDA, and other regulatory requirements, business failure, strike or any other distribution failure. If Cardinal Health, Accredo or Priority do not perform for any reason under their respective contracts with us, the distribution of Ventavis could be interrupted, damaging our results of operations and market position. Since we are dependent upon Cardinal Health, Accredo and Priority for information regarding Ventavis sales, shipments and inventory, failure in their financial systems could also negatively impact our ability to accurately report and forecast product sales and fulfill our regulatory obligations. If we are unable to effectively manage and maintain our distribution network, sales of Ventavis could be severely compromised and our business could be harmed.

Our ability to generate sales of Ventavis will depend in significant part on obtaining adequate insurance coverage and reimbursement and government pricing policies.

Our ability to achieve and maintain acceptable levels of insurance coverage and reimbursement for Ventavis and the inhalation devices used to administer Ventavis by third-party payors such as governmental authorities, private health insurers and other organizations, will have a significant effect on sales of Ventavis. It is time consuming and expensive to seek appropriate reimbursement treatment from third-party payors.

A significant number of third-party payors, including Medicare and Medicaid, provide reimbursement for Ventavis and for the associated inhalation devices. However, coverage and reimbursement may not be available or adequate to allow us to sell our products on a competitive and profitable basis. In addition, these payors are increasingly challenging the prices charged for pharmaceutical products, medical products and services. Our business and financial condition would be affected negatively if reimbursement for Ventavis or the Prodose, I-neb or any successor device used to administer Ventavis, or both, are inadequate or not available.

Medicare has determined that it will reimburse for Ventavis and for the Prodose device. While Medicare has established a reimbursement code for the Prodose device, they have not yet made a determination of the amount of reimbursement for the assigned code. We do not manufacture, market or sell the inhalation device used to deliver Ventavis, and the availability of coverage and reimbursement for them is beyond our control. We believe that Medicare reimbursement policy has not historically recognized the increased cost inherent in devices that have very complex designs capable of providing the dose precision of the Prodose and I-neb devices. If our specialty pharmacies or our patients consider the Prodose or I-neb device reimbursement inadequate, it may harm the sales of Ventavis.

From July 1, 2005 through December 31, 2005, Medicaid plans in all fifty states are mandated to provide Ventavis and the Prodose device coverage and reimbursement. Decisions regarding the amount of coverage to be provided for Ventavis and the Prodose device after this period will be made on a state by state basis. The sales of Ventavis and our financial condition could be negatively impacted if the reimbursement provided by Medicaid in different states is considered inadequate.

In addition, any coverage or reimbursement by third-party payors may be decreased or eliminated in the future due to, among other things, any failure by us or our specialty pharmacy distributors to comply with reimbursement requirements.

If our competitors have or introduce products that are preferred over Ventavis, our commercial opportunity will be significantly reduced or eliminated.

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions, among others. Our commercial opportunity may be reduced significantly if our competitors develop and commercialize products that are safer, more effective, more convenient, have fewer side effects or are less expensive than Ventavis. There is no cure for PAH other than lung transplantation. If any other curative treatment for PAH is developed, Ventavis may become obsolete.

Various products are currently marketed for the treatment of PAH, including prostacyclins such as epoprostenol, marketed as Flolan by GlaxoSmithKline, and subcutaneous and intravenous versions of treprostinil, marketed as Remodulin by United Therapeutics. In addition, there are approved oral therapies including endothelin receptor antagonists, or ETRAs, such as bosentan, marketed as Tracleer by Actelion, and a phosphodiesterase inhibitor, or PDE-5 inhibitor, sildenafil, which was approved by the FDA in June 2005 and is marketed as Revatio by Pfizer. The availability of these competitive products may harm sales of Ventavis.

In addition, United Therapeutics is conducting a pivotal trial of an inhaled formulation of Remodulin. According to United Therapeutics, the inhaled formulation of Remodulin requires a shorter period of inhalation compared to Ventavis, as well as fewer doses per day. We believe United Therapeutics may present data from an open label pilot study of inhaled Remodulin at the American Heart Association conference in November 2005.

Also, a number of new PAH treatments are being developed. These include additional oral ETRAs such as Encysive Pharmaceuticals’ Thelin (sitaxsentan), which is currently under New Drug Application, or NDA, review, and Myogen’s ambrisentan, which is currently in Phase III clinical trials. If any other drugs or an inhaled formulation of Remodulin are approved by the FDA and prove to be more effective or convenient than Ventavis, then prescriptions of Ventavis by physicians and patient use of Ventavis would likely be significantly reduced.

Many of our competitors currently have significantly greater financial resources that could be applied to conducting clinical trials, obtaining regulatory approvals, managing manufacturing, and marketing, selling and distributing approved products. Pricing by our competitors may require us to sell Ventavis at a price that adversely affects our operating results.

Our ability to compete effectively depends upon:

•	effectively utilizing our sales and marketing organization;

•	gaining FDA clearance and ensuring availability of the I-neb device;

•	expanding the commercial potential of Ventavis through successful completion of our ongoing and planned clinical development activities;

•	modifying the I-neb device to decrease duration of dosing; and

•	developing an improved formulation of iloprost, the active ingredient in Ventavis, to reduce the frequency and duration of dosing of iloprost.

If Ventavis does not gain significant market acceptance in the United States among patients and health care professionals, our business will be harmed.

Ventavis may not gain significant market acceptance among patients and health care professionals in the United States. The degree of market acceptance of Ventavis depends on a number of factors. There will need to be increased acceptance of prostacyclin therapy delivered through inhalation as opposed to continuous infusion by subcutaneous delivery or by infusion pump. We believe some patients currently under other prostacyclin treatments may prefer to continue those therapies rather than adopting Ventavis. Patients who have severe PAH may require other prostacyclin therapies because of the need for continual dosing.

Market acceptance of Ventavis may also be limited because the available method of delivery and the prescribed dosing duration and frequency of Ventavis are inconvenient compared to some other drugs. The Prodose device, the only commercially available device approved for use with Ventavis, is not compact and must be plugged into an electrical outlet.

Market acceptance of Ventavis may also be affected by problems that affect the performance of the inhalation device or devices used to deliver Ventavis. Inadequate quality assurance, quality control or failure to adhere to manufacturing standards by the device manufacturers could discourage patients or physicians from adopting Ventavis as a therapy.

Side effects could also negatively affect market acceptance of Ventavis. Side effects of Ventavis observed during clinical trials included fainting, shortness of breath, fatigue, chest pain, nausea and headaches. In addition, although the FDA label for Ventavis specifies six to nine doses per day, we cannot be certain that patients will comply with this dosing regimen, which may impact efficacy of the treatment and have a material adverse effect on our sales of Ventavis.

Any or all of these factors could limit market acceptance of Ventavis and significantly harm our business.

If the FDA does not provide 510(k) clearance of the I-neb device to administer Ventavis, our market opportunity for Ventavis sales would be limited.

An inhalation device is required to administer Ventavis. The Prodose device is the only commercially available device approved for use with Ventavis. We believe that wide market acceptance of Ventavis is dependent, in part, on whether Profile’s I-neb device receives FDA 510(k) clearance and is successfully launched in a timely manner. The FDA has approved our sNDA allowing us to expand our Ventavis label to include the I-neb device to be used to deliver Ventavis. Before the I-neb device can be made commercially available, the FDA will need to grant clearance to Profile’s 510(k) application. There can be no assurance the FDA will grant clearance to Profile’s 510(k) application, or that Profile will launch the I-neb device in 2005 or at all. If the FDA does not provide clearance to Profile to market and sell the device, or if clearance is delayed, our market opportunity for Ventavis would be limited.

The Prodose device is the only commercially available device approved for use with Ventavis, and any interruption in the supply or problems that adversely affect it or any future device approved by the FDA could seriously harm our business or result in our inability to sell Ventavis.

Profile is the sole supplier of the Prodose device and the I-neb device, the anticipated successor to the Prodose device. If for any reason Profile fails to supply to specialty pharmacy companies an adequate number of Prodose devices (or any successor devices) to meet patient demand, our business would be significantly harmed because we would be unable to secure inhalation devices from a third party on a timely basis and would therefore be unable to sell Ventavis.

The Prodose device and any successor device that may be approved for use with Ventavis is inherently mechanical, and, as a result, any individual device can fail from time to time. If failures were to occur on a widespread basis, we cannot be certain that such issues could be resolved in a timely and cost-effective manner. If it is determined that a device could potentially cause harm to patients, distribution of the device could be suspended or it could be recalled. This could have a material adverse effect on our business.

If we decide to seek an alternate supplier of inhalation devices, we will need to identify and contract with a new supplier and we will need to demonstrate comparability with this new device and obtain FDA approval for the use of the new device with Ventavis. The FDA process requires the clearance of a 510(k) application for the device and the approval of an sNDA for the use of the device with Ventavis. Seeking FDA clearance and approval of any device is costly and time-consuming, with no assurance that the FDA will grant clearance or approval.

Profile manufactures the Prodose and I-neb devices outside of the United States and is subject to the quality system regulation requirements of the FDA and other manufacturing standards and regulatory requirements imposed by the FDA and foreign authorities. We have no control over Profile’s manufacturing process. Failure by Profile to maintain required manufacturing standards or to implement proper quality assurance and quality control could result in serious patient injury, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business. Profile could also encounter difficulties involving production yields as well as shortages of qualified personnel. In addition, Profile is subject to ongoing inspections and regulation by the FDA and corresponding foreign and state agencies and it may fail to meet these agencies’ acceptable standards of compliance.

We have no manufacturing capabilities and rely on Schering AG for the clinical and commercial production of Ventavis, which puts at risk our ability to obtain Ventavis for distribution and continued development.

We do not currently operate manufacturing facilities for clinical or commercial production of Ventavis. We have no experience in drug formulation or manufacturing, and we lack the resources and the capabilities to manufacture Ventavis on a clinical or commercial scale. We do not intend to develop facilities for the manufacture of Ventavis for clinical trials or commercial purposes in the foreseeable future.

We rely on Schering AG as our sole supplier for the clinical and commercial production of Ventavis. Schering AG may not perform as agreed or may not continue producing Ventavis. In the event of a natural disaster, failure to continue to meet FDA regulatory requirements, business failure, strike or other difficulty, the production and supply of Ventavis would be interrupted, resulting in delays and additional costs. In addition, because Schering AG manufactures Ventavis outside of the United States, we must maintain clearance from the appropriate health authority in Spain to export Ventavis to the United States. In addition, we may face difficulties in importing Ventavis into the United States as a result of, among other things, FDA import inspections, incomplete or inaccurate import documentation or defective packaging. Also, because Schering AG manufactures the iloprost drug substance for Ventavis in Germany and then transports it to Spain where the final drug product is finished and packaged, our supply of Ventavis may be subject to greater risk of interruption.

Schering AG may also fail to maintain required FDA manufacturing standards, including the FDA’s current Good Manufacturing Practices, or cGMP, which could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. Schering AG could also encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. In addition, Schering AG is subject to ongoing inspections and regulation by the FDA and corresponding foreign and state agencies and it may fail to meet these agencies’ acceptable standards of compliance.

Upon the occurrence of any of the aforementioned events, our ability to switch manufacturers would be very difficult and prolonged for a number of reasons, including:

•	the number of potential manufacturers is limited and we may not be able to negotiate agreements with alternative manufacturers on commercially reasonable terms or at all;

•	the proprietary manufacturing process is complex; and

•	the FDA must approve any replacement facility prior to manufacturing, which requires new testing and compliance inspections.

Our agreement with Schering AG provides that we will purchase our Ventavis requirements exclusively from Schering AG. The process of manufacturing Ventavis is an extremely complex and lengthy process. If Schering AG ceases to manufacture Ventavis or is unable to provide us with supplies of Ventavis for any reason, we may experience significant interruption or failure of our supply of Ventavis or in further clinical development of the product as we develop internal manufacturing capabilities or seek a third-party manufacturer.

Identifying and licensing or acquiring other products or product candidates and obtaining FDA approval for their commercialization may put a strain on our operations, will likely require us to seek additional financing, and we ultimately may not be able to expand our business with new product sales.

One of our key strategies is to license or acquire products or product candidates and develop them for commercialization. We have no internal discovery capabilities and rely on our ability to license or acquire any additional products or product candidates to expand our pipeline. We have no present agreement regarding any future material product licenses or acquisitions. The market for licensing and acquiring products and product candidates is intensely competitive and many of our competitors have greater resources than us. However, if we are successful in licensing, the process of integrating an acquired product or product candidate into our business may put a strain on our operations, including diversion of personnel, financial resources and management’s attention. In addition, any acquisition would give rise to additional operating costs and will likely require us to seek additional financing. If we are not successful in identifying and licensing or acquiring other products or product candidates, we will be unable to increase our revenues with sales from new products.

We may be required to conduct preclinical and clinical studies for any product or product candidates that we may license. Significant delays in clinical development could materially increase our product development costs or allow our competitors to bring products to market before we do, impairing our ability to successfully commercialize any such products or product candidates.

Future acquisitions could result in additional issuances of equity securities that would dilute the ownership of existing stockholders. Future acquisitions could also result in the incurrence of debt, contingent liabilities or the amortization of expenses related to other intangible assets, any of which could adversely affect our operating results.

Our sales could be harmed by imports from countries where Ventavis may be available at a lower price.

Rights to market Ventavis in Canada are held by Berlex Laboratories, a subsidiary of Schering AG. Berlex Laboratories filed for marketing approval with Health Canada, which is reviewing the application and which could grant approval as early as this calendar year. In the United States, prices for pharmaceuticals are generally higher than in other countries including the bordering nations of Mexico and Canada which may maintain government price controls. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of regulatory harmonization, common market or other trade initiatives and the Internet. The volume of illegal imports into the U.S. continues to rise as foreign pharmacies target American purchasers and American purchasers become more aware of less expensive illegal imports. In addition, political forces may result in U.S. legislative or executive action that would legalize lower priced imports. Our sales of Ventavis in the United States may be reduced if products are imported into the United States from lower price markets, whether legally or illegally.

The loss of our rights to market and sell Ventavis would eliminate our only source of product sales and we may not be able to continue our business.

We have licensed from Schering AG the exclusive U.S. rights to develop and commercialize Ventavis for the treatment of pulmonary hypertension. Schering AG has the right to terminate our license if we materially breach our obligations under the agreement and fail to cure any such breach within a specified period of time, including if we fail to use our best efforts to commercialize Ventavis in the United States or make payments required under the agreement, or if we become insolvent. Our ability to meet these obligations are dependent upon numerous factors, including some factors that are outside of our control. If our agreement with Schering AG were terminated, we would have no further rights to develop and commercialize Ventavis for any indication. Ventavis is our only product, and our only source of product sales. The termination of the Schering AG agreement would eliminate our product sales and we may not be able to continue our business.

Unsuccessful or delayed regulatory approvals required to expand the commercial potential of Ventavis or for any of our future product candidates could increase our future development costs or impair our future sales.

To expand the commercial potential of Ventavis, we are conducting and planning to conduct additional preclinical studies and clinical trials. This process is expensive and can take a significant amount of time, and failure can occur at any stage of testing, even if the results are favorable. Our failure to adequately demonstrate safety and efficacy in clinical trials will prevent regulatory approval and restrict our ability to commercialize Ventavis for additional indications or in combination with other PAH therapies. Any such failure may severely harm our business. In addition, any approvals we may obtain may not cover all of the clinical indications for which we seek approval, or contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use, or in the form of onerous risk management plans, restrictions on distribution, or post-approval study requirements.

We are subject to extensive government regulation that may impair sales of Ventavis.

The FDA and foreign regulatory authorities impose significant restrictions on the indicated uses and marketing of pharmaceutical products, including Ventavis; subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections; require ongoing adverse event and other reporting; and may impose ongoing requirements for post-approval studies. For example, FDA rules for pharmaceutical promotion require that we only promote Ventavis for uses that have been approved by the FDA, and that all of our promotional materials be adequately substantiated and that information presented contain a fair balance on the risks and benefits of Ventavis, the safety of Ventavis and the limitations on its use. For example, while our label includes information regarding the tolerability and dosing of Ventavis in combination with bosentan, we are not permitted to promote Ventavis as a combination therapy.

In addition to FDA requirements, regulatory and law enforcement agencies such as the Department of Health and Human Services’ Office of Inspector General and the United States Department of Justice, monitor and investigate pharmaceutical sales, marketing and other practices. For example, sales, marketing and scientific/educational grant programs must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. In recent years, actions by companies’ sales forces and marketing departments have been scrutinized intensely to ensure, among other things, that actions by such groups do not qualify as “kickbacks” to healthcare professionals. A “kickback” refers to the provision of any item of value to a healthcare professional or other person in exchange for purchasing, recommending, or referring an individual for an item or service reimbursable by a federal healthcare program. These kickbacks increase the expenses of the federal healthcare program and may result in civil penalties, criminal prosecutions, and exclusion from participation in government programs, any of which would adversely affect our financial condition and business operations. In addition, even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which would also harm our financial condition. Comparable laws also exist at the state level.

We must also obtain additional approvals for product manufacturing and labeling changes. Government regulation includes inspection of and controls over testing, manufacturing, safety and environmental controls, efficacy, labeling, advertising, marketing, promotion, record keeping, reporting, sale and distribution, import, export and the distribution of samples of pharmaceutical products, and electronic records and electronic signatures. We are also subject to government regulation with respect to the prices we charge and the rebates we offer or pay to customers, including rebates paid to certain governmental entities. These legal and regulatory requirements are enforced by the FDA, the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services, the U.S. Department of Justice, state and local governments and their respective foreign equivalents. Government regulation substantially increases the cost of developing, manufacturing and selling pharmaceutical products.

We have developed and instituted a corporate compliance program based on what we believe are current best practices, and we continue to update the program in response to newly implemented or changing regulatory requirements. We have significantly fewer employees than many other companies in our industry, and we rely heavily on third parties to conduct many important functions, but cannot control the compliance activities of these third parties. Further, we cannot ensure that we are or will be in compliance with all potentially applicable regulations, or that this program will protect us from future lawsuits or investigations.

If we fail to comply with any applicable regulatory requirements, a regulatory agency may:

•	initiate costly and burdensome investigations;

•	generate adverse publicity for us;

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or revoke our regulatory approval of Ventavis;

•	suspend or terminate any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us, or accept filings for new applications or supplements;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities;

•	bar us from obtaining governmental contracts or otherwise exclude us from participation in government healthcare programs; or

•	seize or detain products or require a product recall.

Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws. Depending on the circumstances, failure to meet these requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

In recent years, several states, including California, Vermont, Maine, Minnesota, New Mexico and West Virginia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports with the state on sales, marketing, pricing and other activities. For example, California has enacted a statute requiring pharmaceutical companies to adopt a comprehensive compliance program by July 1, 2005, that is in accordance with the Office of Inspector General of the Department of Health and Human Services Compliance Program Guidance for Pharmaceutical Manufacturers. This compliance program must include policies for compliance with the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals, as well as a specific annual dollar limit on gifts or other items given to individual healthcare professionals in California. The policies must be posted on the company’s public web site along with an annual declaration of compliance.

Vermont, Maine, Minnesota, New Mexico and West Virginia have also enacted statutes of varying scope that impose reporting and disclosure requirements upon pharmaceutical companies pertaining to drug pricing and payments and costs associated with pharmaceutical marketing, advertising and promotional activities, as well as restrictions upon the types of gifts that may be provided to healthcare practitioners. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. We are in the process of identifying the universe of state laws applicable to pharmaceutical companies, and taking steps to ensure that we come into compliance with all such laws. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could harm our business.

If our clinical trials generate data that are less favorable than historical data or are viewed as unsuccessful, or if our clinical trials experience significant delays or adverse events, our ability to further develop Ventavis will be harmed.

We conduct clinical trials with respect to Ventavis. Clinical development is a long, expensive and uncertain process and is subject to delays. We may encounter delays or rejections based on our inability to enroll or maintain enrollment of enough patients to complete our clinical trials. For example, we have experienced slower than expected enrollment in our ACTIVE Trial and we intend to modify the enrollment criteria of this trial and submit an amended protocol to the FDA. However, even after this amendment, we may continue to experience slow patient enrollment. In addition, competitors are conducting clinical trials that compete for the same PAH patients. Even if we are able to enroll a sufficient number of patients, adverse events in our current or future clinical trials could interrupt, delay or halt our clinical trials and could result in unfavorable regulatory actions, including denial for Ventavis to be marketed for new indications or otherwise outside of our current label. Furthermore, our clinical trials, including trials for any future formulation of iloprost, may not produce positive results or adequate clinical data necessary to obtain the desired marketing approval. Our product development costs will also increase if we experience delays or failures in our clinical trials, and significant delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or potential products.

Furthermore, any future product candidate, an extended-release formulation of iloprost, or Ventavis used in combination therapy or for additional indications, may prove to be ineffective or only moderately effective in treating a targeted indication or when used in combination therapy, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining the desired regulatory approval, prevent or limit an intended commercial use, or raise concerns regarding the safety or efficacy of Ventavis for its current approved uses, any of which could have a material adverse effect on our business. The FDA and other regulatory authorities may not approve any future product that we may develop or approve Ventavis for any additional indications or combination therapy.

Even if our product meets safety and efficacy endpoints in clinical trials, regulatory authorities may not approve our request for labeling claims, or we may face post-approval problems that require withdrawal from the market.

Any of our future product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies also may approve a product candidate for fewer conditions than requested or raise concerns regarding the safety or efficacy of Ventavis for its current approved use, may grant approval subject to the performance of post-marketing studies, or may not approve the labeling claims that are necessary or desirable for the successful commercialization of our future product candidates. Even after we receive regulatory approval, our product or future product candidates may later exhibit adverse effects that limit or even prevent their widespread use or that force us to withdraw from the market. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market.

We are, and potentially may be, subject to new federal and state requirements to submit information on our open and completed clinical trials to public registries and databases.

In 1997, a public registry of open clinical trials involving drugs intended to treat serious or life-threatening diseases or conditions was established under the Food and Drug Administration Modernization Act, or FDMA, in order to promote public awareness of and access to these clinical trials. Under FDMA, pharmaceutical manufacturers and other trial sponsors are required to post the general purpose of these trials, as well as the eligibility criteria, location and contact information of the trials. Since the establishment of this registry, there has been significant public debate focused on broadening the types of trials included in this or other registries, as well as providing for public access to clinical trial results. A voluntary coalition of medical journal editors has adopted a resolution to publish results only from those trials that have been registered with a no-cost, publicly accessible database, such as www.clinicaltrials.gov. The Pharmaceuticals and Research Manufacturers of America, or PhRMA, has also issued voluntary principles for its members to make results from certain clinical studies publicly available and has established a website for this purpose. Other groups have adopted or are considering similar proposals for clinical trial registration and the posting of clinical trial results. The state of Maine has enacted legislation, with penalty provisions, requiring the disclosure of results from clinical trials involving drugs marketed in the state, and similar legislation has been introduced in other states. Federal legislation was introduced in fall of 2004 to expand clinicaltrials.gov and to require the inclusion of study results in this registry. In some states, such as New York, prosecutors have alleged that a lack of disclosure of clinical trial information constitutes fraud, and these allegations have resulted in settlements with pharmaceutical companies that include agreements to post clinical trial results. Our failure to comply with any clinical trial posting requirements, could expose us to negative publicity, fines, and other penalties, all of which could materially harm our business.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of Ventavis.

We face product liability exposure related to the marketing and distribution of Ventavis and Ventavis’ clinical testing. We also face such exposure related to inhalation devices used to administer Ventavis, even though we do not manufacture those devices. If we cannot defend ourselves against product liability claims, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	diversion of our management’s attention;

•	substantial monetary awards to patients and others;

•	loss of sales; and

•	the inability to commercialize our products and product candidates.

We have product liability insurance that covers the sale of our commercial product and our clinical trials in amounts that we believe are adequate and appropriate for similarly situated companies in our industry. We monitor the levels of our coverage and adjust them periodically. However, we may not have adequate protection against potential liabilities. In addition, insurance coverage is becoming increasingly expensive. We may not be able to maintain existing insurance coverage at a reasonable cost and we may not be able to obtain additional insurance coverage that will be adequate to satisfy any potential liability that may arise.

Third parties may own or control patents or patent applications that we may be required to license to commercialize our product, or that could result in litigation that would be costly and time consuming.

Our continued commercialization of Ventavis depends upon our ability to develop, manufacture, market and sell these drugs without infringing the proprietary rights of third parties. A number of pharmaceutical and biotechnology companies, universities and research institutions have or may be granted patents that cover technologies similar to the technologies owned by or licensed to us. We may choose to seek, or be required to seek, licenses under third party patents, which would likely require the payment of license fees or royalties or both. For example, we are aware of a use patent which we may seek to license that covers the combination of Ventavis and phosphodiesterase inhibitors. We may also be unaware of existing patents that may be infringed by Ventavis. Because patent applications can take many years to issue, there may be other currently pending applications which may later result in issued patents that are infringed by Ventavis. Moreover, a license may not be available to us on commercially reasonable terms, or at all.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally. If a third party claims that we infringe on its technology, our business and results of operations could be harmed by a number of factors, including:

•	infringement and other intellectual property claims, even if without merit, are expensive and time-consuming to litigate and can divert management’s attention from our core business;

•	monetary damage awards for past infringement can be substantial;

•	a court may prohibit us from selling Ventavis unless the patent holder chooses to license the patent to us; and

•	if a license is available from a patent holder, we may have to pay substantial royalties.

We may also be forced to bring an infringement action if we believe that a competitor is infringing our protected intellectual property. Any such litigation will be costly, time consuming and divert management’s attention, and the outcome of any such litigation may not be favorable to us.

Our intellectual property rights may not preclude competitors from developing competing products and our business may suffer.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our intellectual property to develop competing products. Our patents, including our licensed patents relating to the use and manufacture of iloprost may not be sufficient to prevent others from competing with us. The composition of matter patent covering iloprost expired in September 2004 and the U.S. process patents covering the manufacture of Ventavis will expire in 2007 and 2010. Therefore, we may no longer depend on this composition of matter patent and in the future will not be able to rely on these process patents to exclude competitors from developing iloprost for the treatment of PAH. Further, while Schering AG may have trade secrets relating to the manufacture of Ventavis, such trade secrets may become known or independently discovered or competitors may develop alternative ways to manufacture the drug. All of these factors may harm our competitive position. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the term of patent protection that we may have for our product candidates.

If we fail to obtain additional financing, we may be unable to fund our operations and continue to commercialize Ventavis.

We expect that our operating expenses will increase for the next several years, and that we will continue to spend substantial amounts to commercialize Ventavis; invest in its development to, among other things, expand its potential for additional indications and for use in combination with other FDA-approved products, develop an extended-release formulation of iloprost and decrease its inhalation time; and license or acquire other products or product candidates. We estimate that our existing cash and cash equivalents, securities available-for-sale, and the proceeds from this offering, together with interest thereon, will be sufficient to meet our projected operating requirements for at least the next 18 months. However, our forecast of the period of time through which our cash and cash equivalents and securities available-for-sale will last could vary materially, particularly if we license or acquire additional products or product candidates.

We cannot accurately predict the amount of sales we will generate from Ventavis. Until we can generate sufficient product sales, we expect to finance future cash needs through public or private equity offerings or debt financings. To the extent that we raise additional funds by issuing equity or debt securities, our stockholders may experience dilution. Any debt financing may involve granting a security interest in all or a portion of our assets or restrictive covenants, including limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Future additional funding may not be available on acceptable terms, or at all. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates.

If we fail to attract and keep management and other personnel, we may be unable to successfully develop and commercialize our product candidates.

Our success depends on our continued ability to attract, retain and motivate highly qualified management and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. The loss of services of one or more of our members of senior management could jeopardize, delay or interrupt our efforts to acquire or license additional products or product candidates, successfully complete clinical trials, or commercialize Ventavis. We do not currently carry “key person” insurance on the lives of members of senior management.

There is significant competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. Our offices are located in the San Francisco Bay Area, where competition for personnel with biopharmaceutical skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

We have significantly increased the size of our organization and will need to continue to do so, and we may experience difficulties in managing growth.

We are a small company that significantly increased our number of employees in 2005, from 39 full-time employees as of December 31, 2004 to 76 full-time employees as of September 15, 2005. In order to commercialize Ventavis or any future products, we will need to continue to increase our operations, including further expanding our employee base of managerial, sales and marketing and operational personnel. Recent growth has imposed significant added responsibilities on members of management, as will future growth, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize Ventavis, or any future products or product candidates, and to compete effectively will depend, in part, on our ability to manage growth effectively. To that end, we must be able to:

•	manage our clinical trials effectively;

•	attract new personnel and retain newly hired personnel necessary to effectively commercialize Ventavis or any products or product candidates we license or acquire;

•	integrate current and additional personnel, including field-based clinical, financial and sales and marketing personnel;

•	further develop our administrative, accounting and management information systems and controls; and

•	hire, train and retain additional qualified personnel.

We are exposed to fluctuations in foreign currency exchange rates, particularly the euro, and foreign economic market conditions.

We purchase Ventavis from Schering AG under a supply contract whose price and payment terms are denominated in euros. In addition, the price of Ventavis in our supply contract is subject to annual adjustment in order to keep pace with inflation or deflation in accordance with the change of the consumer price index for Germany by the German Federal Statistical Office. As a result, a relative weakening of the U.S. dollar against the euro may result in increased inventory costs and expenses.

Our orphan drug exclusivity for Ventavis may not provide us with a competitive advantage.

Our orphan drug exclusivity for Ventavis for the treatment of PAH is an important element of our competitive strategy because Schering AG’s composition of matter patent for Ventavis expired in September 2004. Any company that obtains the first FDA approval for a designated orphan drug for a rare disease generally receives marketing exclusivity for use of that drug for the designated condition for a period of seven years from approval, or for Ventavis, through December 2011. However, the FDA may permit other companies to market a form of iloprost, the active ingredient in Ventavis, to treat PAH if any such product demonstrates clinical superiority, or if we are unable to provide sufficient drug supply to meet medical needs. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. Any of these FDA actions could create a more competitive market for us. Our orphan drug exclusivity for Ventavis does not apply to drugs to treat PAH that do not contain iloprost, or to drugs containing iloprost that seek approval for uses other than PAH. Our orphan drug exclusivity may thus not ultimately provide us a true competitive advantage, and our business could suffer as a result.

Competitors could develop and gain FDA approval of inhaled iloprost for a different indication, which could adversely affect our competitive position.

Inhaled iloprost manufactured by other parties may be approved for different indications in the United States in the future. For example, although we have an exclusive license from Schering AG to commercialize Ventavis in the United States to treat pulmonary hypertension, Schering AG could sell, or license to other companies the right to sell, Ventavis in the United States for other indications. In the event there are other inhaled iloprost products approved by the FDA to treat indications other than those covered by Ventavis, physicians may elect to prescribe a competitor’s inhaled iloprost to treat PAH. This is commonly referred to as off-label use. While under FDA regulations a competitor is not allowed to promote off-label uses of its product, the FDA does not regulate the practice of medicine or the practice of pharmacy. As a result, the FDA cannot direct physicians as to which inhaled iloprost to prescribe to their patients and physicians could prescribe and pharmacists could dispense another iloprost product for PAH even if it were not approved for PAH. Third-party payors could also develop formulary and other reimbursement policies intended to prompt use of another iloprost product instead of Ventavis whether or not that other product were approved by FDA for PAH. We would have limited ability to prevent off-label use of a competitor’s inhaled iloprost to treat PAH.

Failure to comply with internal control attestation requirements could lead to loss of public confidence in our financial statements and negatively impact our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, we will be required, beginning with our year ending December 31, 2005, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting. Furthermore, our independent registered public accounting firm will be required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005. We have prepared and are implementing a plan of action to assess the effectiveness of our internal control. If we fail to timely complete this assessment, or if our independent registered public accounting firm cannot timely attest to our assessment, we could be subject to regulatory sanctions and a loss of public confidence in our internal control and the reliability of our financial statements, which ultimately could negatively impact our stock price. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to timely meet our regulatory reporting obligations.

Operating as a public company increases our administrative costs.

As a public company, we incur significant legal, accounting and other expenses. In addition, Sarbanes-Oxley, as well as new rules subsequently implemented by the SEC and new listing requirements subsequently adopted by Nasdaq in response to the Act, have required changes in corporate governance practices of public companies. These new rules, regulations, and listing requirements have increased our legal and financial compliance costs, and made some activities more time consuming and costly. For example, we have implemented changes in the structure of our board of directors and its responsibilities, adopted additional internal controls and disclosure controls and procedures, retained a transfer agent and a financial printer, adopted an insider trading policy, and have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

Future changes in financial accounting standards or practices may cause adverse unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, on December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R). SFAS No. 123(R) requires that employee stock-based compensation be measured based on its fair-value on the grant date and treated as an expense that is reflected in the financial statements over the related service period. In April 2005, the SEC adopted an amendment to Rule 4-01(a) of Regulation S-X that delays the implementation of SFAS No. 123(R) until the first interim or annual period of the registrant’s first fiscal year beginning on or after June 15, 2005. As a result, we currently anticipate adopting SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) permits us to adopt its requirements using one of two methods. We have not yet completed our evaluation of the adoption methods permitted by SFAS 123(R) and, as such, no determination has been made as to which method we will adopt. Under either method, we expect the adoption of SFAS 123(R) to have a material adverse effect on our results of operations for 2006 and subsequent periods.

Anti-takeover defenses that we have in place could prevent or frustrate attempts by stockholders to change our board of directors or the direction of the company.

Provisions of our certificate of incorporation and bylaws and provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions include:

•	providing for a classified board of directors with staggered three-year terms;

•	restricting the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	granting our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our board of directors and may deprive or limit your strategic opportunities to sell your shares.

If a company that competes with Ventavis attempts to acquire us, Schering AG’s right of first negotiation could prevent or delay a change of control.

If we intend to pursue a transaction where we would be acquired by or otherwise merge with a pharmaceutical company that sells a pulmonary hypertension drug that is directly competitive with Ventavis, Schering AG has a right of first negotiation to acquire our company subject to the terms set forth in our agreement. This may discourage other companies from seeking to acquire us.

Risks Related to this Offering

Our stock price has been and will likely continue to be extremely volatile, and purchasers of our common stock could incur substantial losses.

Our stock price has been and will likely continue to be extremely volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The following factors, in addition to the other risk factors described in this prospectus, may also have a significant impact on the market price of our common stock:

•	announcements concerning product development programs or results of future clinical trials by us or our competitors;

•	regulatory developments and related announcements in the United States, including announcements by the FDA and foreign countries;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;

•	changes in, or our failure to meet or exceed, investors’ and securities analysts’ expectations;

•	actual or anticipated fluctuations in our competitors’ quarterly or annual operating results;

•	sales of large blocks of our common stock, including sales by our executive officers, directors or venture capital investors;

•	our entering into licenses, strategic partnerships and similar arrangements, or the termination of such arrangements;

•	acquisition of products or businesses by us or our competitors;

•	litigation or government inquiries, whether or not meritorious; and

•	economic and political factors, including wars, terrorism and political unrest.

Future sales of currently restricted shares could cause the market price of our common stock to drop significantly, even if our business is doing well.

In connection with this offering, our officers, directors and certain of our stockholders have agreed not to sell an aggregate of                  shares of common stock owned by them for at least 90 days from the date of this prospectus and are subject to lock-up agreements with CIBC World Markets Corp. and UBS Securities LLC. As these resale restrictions lapse, sales of a substantial number of these shares in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

This offering will cause dilution in net tangible book value.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value of $         per share (based upon an assumed public offering price of $         per share). Additional dilution is likely to occur upon the exercise of options or warrants granted by us. To the extent we raise additional capital by issuing equity securities, our stockholders may experience additional substantial dilution.

Because our common stock has been and may continue to be subject to high volatility, we may be forced to expend money and resources defending securities class action litigation claims.

Securities class action litigation actions may be brought against us, particularly following a decline in the market price of our securities. This risk is especially relevant for us because we have experienced greater than average stock price volatility, as have other biotechnology companies in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business, operating results and financial condition.

Our stock is controlled by a small number of stockholders and the interests of these stockholders could conflict with your interests.

As of September 15, 2005, our executive officers, directors, holders of more than 5% of our common stock, and their affiliates beneficially own in the aggregate approximately 53.9% of our common stock. After giving effect to this offering, our executive officers and directors, and stockholders affiliated with these individuals, will beneficially own 44.8% of our common stock. As a result, these stockholders, if they acted together, could significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these stockholders may not always coincide with our interests or the interests of other stockholders.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” or the negative of these terms or other comparable terminology. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	sales of Ventavis or any other products or product candidates;

•	adequate commercial supply of Ventavis and approved inhalation devices;

•	third-party payor reimbursement for Ventavis and approved inhalation devices;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	PAH patient market size and market adoption of Ventavis by physicians and patients;

•	development, approval and clearance of improved inhalation devices, including the I-neb device;

•	ability to reduce the frequency and duration of dosing of Ventavis;

•	development and approval of the use of Ventavis for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $             million in net proceeds from the sale of 4,000,000 shares of common stock offered by us in this offering (approximately $             million if the underwriters exercise their over-allotment option in full), based on an assumed offering price of $             per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of 500,000 shares by the selling stockholders.

We currently expect to use the net proceeds of this offering, and our existing cash and cash equivalents and securities available for sale, as follows:

•	continued commercialization of Ventavis, including purchases of inventory and sales and marketing activities;

•	additional clinical development of Ventavis in combination with other therapies and in new indications;

•	development of an extended-release formulation of iloprost, the active ingredient in Ventavis; and

•	licensing or acquiring and developing additional products or product candidates.

We expect the remainder of these net proceeds and our existing cash and cash equivalents and securities available for sale will be used to fund working capital, capital expenditures and other general corporate purposes. We anticipate that our existing cash and cash equivalents, securities available-for-sale, and the proceeds from this offering together with interest thereon, will be sufficient to meet our capital requirements for at least the next 18 months. However, the amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our product development, regulatory requirements and the success of our commercialization efforts and the amount of cash used by our operations. We will retain broad discretion over the use of net proceeds of this offering. We have no present agreements regarding any material acquisitions. Pending the use of net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on The Nasdaq National Market under the symbol “CTRX” since our initial public offering on October 15, 2004. The following table shows the high and low per share prices of our common stock for the periods indicated.

	High	Low
Fiscal 2004
Fourth Quarter (beginning November 10, 2004)	$13.14	$5.50
Fiscal 2005
First Quarter	$12.00	$6.15
Second Quarter	10.50	4.59
Third Quarter (through September 19, 2005)	15.50	9.89

On September 19, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $13.79 per share. On September 15, 2005, there were 49 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors.

CAPITALIZATION

The following table shows as of June 30, 2005:

•	our actual capitalization; and

•	on an as adjusted basis to reflect the sale of 4,000,000 shares of common stock in this offering at an assumed public offering price of $ and the receipt of estimated net proceeds of approximately $ million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2005
	Actual	As Adjusted
	(unaudited) (in thousands, except share and per share data)
Liability for early exercise of stock options—non current portion	$12		$12

Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000,000 shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	–		–
Common stock, $0.001 par value: 100,000,000 shares authorized, 23,903,129 shares issued and outstanding, actual; 100,000,000 shares authorized, 27,903,129 shares issued and outstanding, as adjusted	24
Additional paid-in capital	146,894
Deferred stock compensation	(9,475)		(9,475)
Accumulated other comprehensive loss	(55)		(55)
Accumulated deficit	(73,472)		(73,472)

Total stockholders’ equity	63,916

Total capitalization	$63,928	$

The table above excludes:

•	3,575,817 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2005 with a weighted-average exercise price of $4.56 per share;

•	74,115 shares of common stock outstanding but subject to repurchase upon termination of employment as of June 30, 2005;

•	1,337,034 shares of common stock reserved as of June 30, 2005 for future stock option grants and purchases under our 2000 Stock Plan and 2004 Equity Incentive Plan; and

•	293,352 shares of common stock reserved as of June 30, 2005 for issuance under our 2004 Employee Stock Purchase Plan.

From July 1, 2005 through September 15, 2005, we issued options to purchase 52,500 shares of our common stock at exercise prices between $12.20 and $14.20 and we issued 19,702 shares of common stock upon the exercise of stock options.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of June 30, 2005 was approximately $55.4 million, or approximately $2.32 per share of common stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of shares of common stock outstanding.

Dilution in as adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after this offering. After giving effect to our sale of 4,000,000 shares of common stock in this offering at an assumed price of $             per share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2005 would have been approximately $             million or $             per share. The amount represents an immediate increase in as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of $             per share to purchasers in this offering. The following table illustrates this per share dilution:

The following table illustrates the per share dilution to the new investors:

Assumed public offering price per share		$
Historical net tangible book value per share as of June 30, 2005	$2.32

Increase in net tangible book value per share attributable to new investors

As adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

The foregoing table excludes:

•	3,575,817 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2005 with a weighted average exercise price of $4.56 per share;

•	74,115 shares of common stock outstanding but subject to repurchase upon termination of employment as of June 30, 2005;

•	1,337,034 shares of common stock reserved as of June 30, 2005 for future stock option grants and purchases under our 2000 Stock Plan and 2004 Equity Incentive Plan; and

•	293,352 shares of common stock reserved as of June 30, 2005 for issuance under our 2004 Employee Stock Purchase Plan.

From July 1, 2005 through September 15, 2005, we issued options to purchase 52,500 shares of our common stock at exercise prices between $12.20 and $14.20 and we issued 19,702 shares of common stock upon the exercise of stock options.

SELECTED FINANCIAL DATA

The statements of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the period from inception (February 10, 2000) to December 31, 2000, and for the year ended December 31, 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited financial statements not included in this prospectus. We have also included data for the six months ended June 30, 2004 and 2005 from our unaudited interim financial statements included elsewhere in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Period from Inception (February 10, 2000) to December 31, 2000	Years Ended December 31,					Six Months Ended June 30,
		2001		2002	2003	2004	2004	2005
							(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data
Product sales, net	$–	$		$–	$–	$–	$–	$4,486
Grant revenue	–		40	44	15	–	–	–

Total revenues	–		40	44	15	–	–	4,486

Operating expenses:
Cost of goods sold	–		–	–	–	–	–	1,171
Acquired product rights	–		–	175	6,065	7,150	150	450
Research and development	645		2,211	3,203	2,063	15,577	8,505	5,163
Selling, general and administrative	377		889	1,422	2,830	7,840	3,778	10,668
Amortization of employee stock-based compensation related to:
Research and development	–		–	–	–	1,748	889	813
Selling, general and administrative	–		–	–	656	5,940	4,570	1,261

Total operating expenses	1,022		3,100	4,800	11,614	38,255	17,892	19,526

Loss from operations	(1,022)		(3,060)	(4,756)	(11,599)	(38,255)	(17,892)	(15,040)
Interest and other income (expense), net	7		177	72	(1,029)	459	171	652

Net loss	(1,015)		(2,883)	(4,684)	(12,628)	(37,796)	(17,721)	(14,388)
Accretion to redemption value of redeemable convertible preferred stock	–		–	–	(18)	(60)	(37)	–
Deemed dividend upon issuance of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	–		–	–	(14,332)	(24,987)	(24,987)	–

Net loss attributable to common stockholders	$(1,015)		$(2,883)	$(4,684)	$(26,978)	$(62,843)	$(42,745)	$(14,388)

Basic and diluted net loss per share attributable to common stockholders	$(3.42)		$(8.11)	$(12.67)	$(59.49)	$(13.39)	$(46.42)	$(0.63)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	297,099		355,702	369,645	453,509	4,692,097	920,846	22,818,663

	As of December 31,					As of June 30, 2005
	2000	2001	2002	2003	2004
	(audited)					(unaudited)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents, short-term investments, and securities available-for-sale	$435	$6,300	$1,657	$20,549	$43,251	$55,330
Working capital	250	6,096	1,430	20,078	30,920	54,221
Total assets	469	6,629	1,968	21,343	54,410	69,927
Redeemable convertible preferred stock	1,266	10,135	10,135	40,291	–	–
Accumulated deficit	(1,015)	(3,898)	(8,582)	(21,228)	(59,084)	(73,472)
Total stockholders’ equity (deficit)	(1,012)	(3,889)	(8,560)	(20,049)	40,904	63,916

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus may contain forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. In particular, the “Outlook” section in this MD&A contains management’s projections and estimates of our future financial performance. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and other chronic diseases. We began selling our product Ventavis in March 2005. The FDA approved Ventavis on December 29, 2004 for the treatment of pulmonary arterial hypertension, or PAH, for patients with New York Heart Association Class III or IV symptoms. PAH is a chronic, progressive and often fatal disease characterized by severe constriction of the blood vessels in the lungs that leads to very high pulmonary arterial pressure. We have orphan drug exclusivity for the use of Ventavis in treating PAH through December 2011.

We licensed the exclusive U.S. rights to Ventavis for the treatment of pulmonary hypertension from Schering AG in October 2003. Under the license agreement, we paid Schering AG $6.0 million upon signing the agreement and an additional $7.0 million in September 2004 as a result of the FDA’s acceptance of our NDA for Ventavis. In connection with FDA approval of Ventavis, we paid Schering AG $9.0 million in April 2005.

Prior to licensing Ventavis, our research and development costs were associated with our product candidate CTX-100 and identifying other product candidates. During 2002 and 2003, our costs associated with the research and development of CTX-100 represented substantially all of our research and development expenses. In July 2005, we notified Columbia University that we are terminating the agreement granting us rights to CTX-100. Subsequent to our licensing of Ventavis from Schering AG in October 2003, our research and development costs increased significantly in 2004 and will continue to increase as we focus on the further development for expanded uses of Ventavis.

Through December 31, 2004 we had not generated any sales of commercial products. We began selling Ventavis in March 2005 and recognized $4.5 million of net product sales for the six months ended June 30, 2005.

We have incurred net losses since our inception. As of June 30, 2005, we had an accumulated deficit of $73.5 million. We recognized a net loss of $14.4 million for the six months ended June 30, 2005. We recognized net losses of $37.8 million and $12.6 million in the years ended December 31, 2004 and 2003, respectively.

Since our inception, substantially all of our operations have been financed through the sale of equity securities. Through June 30, 2005, we had received net cash proceeds of $125.2 million from the issuance of shares of preferred and common stock. At June 30, 2005, we had total combined cash and cash equivalents and securities available-for-sale of $55.3 million.

Outlook

We anticipate that a substantial portion of our efforts in the remainder of 2005 and in 2006 will be focused on sales and marketing activities for Ventavis, conducting additional development for expanded uses of Ventavis and continuing to build our infrastructure to support our operations. In addition, we are in the early stages of working with Quadrant to develop an extended-release formulation of iloprost, the active ingredient in Ventavis. In order to expand our product pipeline, we will continue to actively pursue opportunities to license or acquire additional products or product candidates, which may require additional capital and personnel.

If the I-neb device is FDA cleared for use with Ventavis, we will recognize a write-down of certain Ventavis inventory and record the estimated costs to transition patients from the Prodose device to the I-neb device.

We pay a royalty based on net sales of Ventavis to Schering AG and will be required to pay them $4.0 million when annual net sales of Ventavis first exceed $25.0 million and $10.0 million when annual net sales of Ventavis first exceed $100.0 million.

Due to the significant risks and uncertainties inherent in drug development, our dependence on third-party manufacturing and the uncertainty of the regulatory process, the costs and timelines to complete further development of Ventavis are not accurately predictable. We continue to make determinations as to which research and development projects to pursue and how much funding to direct to each project on an ongoing basis in response to the scientific and clinical success of product candidates. In addition, our efforts to commercialize Ventavis are subject to various risks, including without limitation competition from existing and future products; dependence on third parties to, among other things, manufacture and distribute Ventavis and for the manufacture and supply of inhalation devices required to administer Ventavis; the reliability and safety of the inhalation devices; our ability to effectively utilize our sales and marketing organization; the ability to obtain adequate reimbursement for Ventavis and approved inhalation devices; our ability to obtain additional regulatory approvals to expand the commercial potential of Ventavis; and market acceptance of Ventavis. Our prospects must also be considered in light of the risks encountered by companies at a relatively early stage of development, particularly given that we operate in a new and rapidly evolving market. We may not be successful in addressing such risks and difficulties. See “Risk Factors” for additional information.

Operations Overview

Net product sales consist solely of sales of Ventavis that are reduced for estimates of rebates and returns. We expect our net product sales to increase over the next several years as we continue to market and sell Ventavis.

Cost of goods sold consists primarily of product and royalty costs paid or payable to our manufacturer, Schering AG, as well as certain distribution costs. We expect our cost of goods sold to increase in the future proportionally to increased sales of Ventavis. In addition, we purchase our inventory in euros, and therefore our inventory and related costs of goods sold, are subject to fluctuations in euro to U.S. dollar exchange rates.

Acquired product rights costs consist of payments, including upfront license fees and milestone payments for acquired products that have not been developed into saleable products or approved by regulatory agencies. These amounts are charged to expense as incurred. Acquired product rights also include the amortization of amounts capitalized as intangible acquired product rights. These capitalized amounts consist of milestone payments for licensed products that have been approved by the FDA for marketing. We expect that acquired product rights will increase in the future if we acquire or license additional products or product candidates and if Ventavis achieves additional sales-based milestones.

Our research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials and field-based clinical activities, non-clinical activities such as toxicology testing, regulatory activities and research-related overhead expenses. These expenses include regulatory consultants, development milestones, clinical supplies and the costs of other clinical vendors such as clinical research organizations and investigators. We expense all research and development costs as they are incurred. We expect our research and development expenses to increase in the future as we continue to develop Ventavis and potentially license additional products or product candidates.

Selling, general and administrative expenses consist primarily of salaries and related expenses, marketing programs, costs associated with our sales force and professional services fees. We anticipate that selling, general and administrative expenses will continue to increase as a result of the commercialization of Ventavis and the other activities associated with the planned expansion of our business. Costs have also increased and will continue to increase as we incur additional costs for staffing, sales and marketing initiatives, insurance and other professional fees associated with our operating as a public company.

As a public reporting company, we must comply with Sarbanes-Oxley and the related rules and regulations of the SEC, including expanded disclosure and accelerated reporting requirements and more complex accounting rules. Our responsibilities required by Sarbanes-Oxley include maintaining adequate corporate oversight and internal controls. We have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and to satisfy new reporting requirements.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the sales and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 2 to our annual financial statements and Note 2 to our unaudited interim quarterly financial statements. The following accounting policies are important in fully understanding and evaluating our reported financial results.

Revenue Recognition and Revenue Reserves

Revenue on product sales is recognized when there is persuasive evidence that an arrangement exists, the price is fixed and determinable, the final delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. We sell to two customers, both of which are specialty pharmacies. We obtain written purchase authorizations from our customers for a specified amount of product at a specified price. Revenue is recognized upon shipment when title passes to a credit-worthy customer and reserves are recorded for estimated returns and rebates. We are obligated to accept from customers the return of product that has reached its expiration date. We began to sell Ventavis in March 2005, and we have made estimates of product returns and rebates based on competitive product information and governmental regulations. We believe our estimates are reasonable, but due to the nature of our business model and based on limited experience, these estimates are subjective. We review all sales transactions for potential rebates each month and monitor product ordering cycles and actual returns, product expiration dates and inventory levels to estimate potential product return rates. We believe that our reserves are adequate, but not excessive.

Inventory Reserves

We evaluate the need to provide reserves for contractually committed future purchases of inventory that may be in excess of forecasted future demand. In making these assessments, we are required to make judgments as to the future demand for current or committed inventory levels.

Significant differences between our current estimates and judgments and future estimated demand for our product and the useful life of our inventory may result in significant charges for excess inventory or purchase commitments in the future. These differences could have a material adverse effect on our financial condition and results of operations during the period in which we recognize an inventory reserve. To date, we have not had any charges to cost of goods sold for excess inventory and contractual purchase commitments for inventory in excess of forecasted needs. If the FDA clears the I-neb device for use with Ventavis, we will recognize a write-down of certain Ventavis inventory.

Stock-Based Compensation

We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended, or SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, or SFAS No. 148. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25.

The information regarding net loss as required by SFAS No. 123, presented in Note 2 to our annual financial statements and Note 4 to the unaudited interim quarterly financial statements, has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Stock compensation expense, which is a non-cash charge, results from stock option grants to employees and directors at exercise prices below the deemed fair value of the underlying common stock. We recognize this compensation expense on a straight line basis over the vesting period of the underlying option, generally four years.

We have granted stock options to employees and to others in exchange for goods or services. Prior to our initial public offering, we estimated the fair value of our common stock based on a variety of company and industry-specific factors. In connection with the preparation of the financial statements necessary for the filing of our initial public offering, we reassessed the fair value of our common stock.

We granted certain stock options during the years ended December 31, 2003 and 2004 that resulted in deferred stock compensation of $10.7 million and $13.6 million, respectively. Deferred stock compensation represents the difference between the deemed fair value of common stock and the option exercise price at the date of grant. It is recorded as a reduction to stockholders’ equity and is amortized as compensation expense over the vesting period of the options, generally four years. The amount of deferred stock-based compensation expensed in the six months ended June 30, 2004 was $5.5 million, compared to $2.1 million for the corresponding period in 2005. Based on deferred compensation amounts recorded through June 30, 2005, the total per year amortization expense will be $4.1 million, $3.9 million, $3.3 million and $230,000 for the years ending December 31, 2005, 2006, 2007 and 2008, respectively.

In 2004, we recorded a $4.1 million reversal in unamortized deferred stock-based compensation to reflect employee terminations, including $3.6 million related to our former Chief Executive Officer who resigned in

June 2004. In the six months ending June 30, 2005, we reversed $179,000 of unamortized deferred stock-based compensation to reflect employee terminations.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

The original effective date of SFAS No. 123(R) was the first reporting period beginning after June 15, 2005. However, on April 14, 2005, the SEC announced the adoption of a new rule that amends the compliance date of SFAS No. 123(R). The SEC’s new rule allows calendar year-end companies to implement SFAS No. 123(R) at the beginning of 2006, which makes SFAS No. 123(R) effective for us in the first quarter of 2006. SFAS No. 123(R) permits us to adopt its requirements using one of two methods:

(1) A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

(2) A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We have not yet completed our evaluation of the adoption methods permitted by SFAS 123(R) and, as such, no determination has been made as to which method we will adopt. Under either method, we expect the adoption of SFAS 123(R) to have a material adverse effect on our financial statements.

Deemed Dividend upon Issuance of Redeemable Convertible Preferred Stock

In February 2004, we consummated the remaining closing of our Series C redeemable convertible preferred stock financing resulting in net cash proceeds of $25.0 million. The fair value of our common stock was determined to be $11.70 per share as of February 2004. Accordingly, we recorded a deemed dividend of $25.0 million as of February 2004. The deemed dividend increased the loss attributable to common stockholders in the calculation of basic and diluted net loss per share for the 12 months ended December 31, 2004.

Accounting for Intangible Assets

Our intangible assets consist of acquired product rights. We apply judgments to determine the useful lives of our intangible assets and whether such assets are impaired. Factors we consider include the life of the underlying patent, the expected period of benefit from the use of the technology, the existence of competing technology and potential obsolescence.

We review intangible assets with finite lives whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Our asset impairment review assesses the fair value of the assets based on the future cash flow we expect the assets to generate. The assumptions we use in determining cash flows attributable to our intangible assets over their respective estimated useful lives are consistent with the plans and estimates we use to manage our underlying business. In making these estimates, we are required to make judgments as to the future sales and expenses generated by the asset. The assumptions and estimates we use when determining the fair value of long-lived assets are highly subjective due to the forward-looking nature of these estimates. In some cases we are required to estimate cash flows related to a particular long-lived asset for up to 10 years.

We will recognize an impairment loss if the estimated undiscounted future cash flows we expect to receive from the use of the asset, plus net proceeds we expect from the disposition of the asset, if any, would be less than the carrying value of the asset. If we identify an impairment, then we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, comparable market values. Through June 30, 2005, there has been no such impairment.

Clinical Trial Accruals

We record accruals for clinical trial costs associated with clinical research organizations, investigators and other vendors based upon the estimated amount of work completed on each trial. All such costs are charged to research and development expenses based on these estimates. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with contract research organizations and review of contractual terms. However, if we have incomplete or inaccurate information, we may underestimate or overestimate activity levels associated with various trials at a given point in time. In this event, we could record significant research and development expenses in future periods when the actual activity level becomes known. To date, we have not experienced material changes in these estimates.

Results of Operations

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2005

Product sales, net. Product sales, net are comprised of sales of our product, Ventavis, which we began to sell in March 2005. We had no product sales in the six months ended June 30, 2004. We recognized $4.5 million of net product sales for the six months ended June 30, 2005.

Cost of goods sold. Cost of goods sold was zero in the six months ended June 30, 2004. Cost of goods sold was $1.2 million in the six months ended June 30, 2005 and represents the cost of product, shipping, distribution and handling costs, and a royalty owed to Schering AG based on net product sales. Costs of goods sold were 26% of net product sales for the period ended June 30, 2005.

Acquired product rights. We expensed $150,000 under license agreements with other third parties in the six months ended June 30, 2004. In the six months ended June 30, 2005, we amortized $450,000 of the $9.0 million acquired product right milestone that was capitalized at December 29, 2004 upon FDA approval of Ventavis. This intangible asset is being amortized over 10 years from product approval. The intangible asset and its related amortization period will be assessed regularly for impairment. As of June 30, 2005, there was no impairment. No amounts were amortized in 2004.

Research and development. Research and development expenses decreased from $8.5 million in the six months ended June 30, 2004 to $5.2 million in the six months ended June 30, 2005. The decrease in 2005 as compared to 2004 primarily reflect decreases in expenses related to clinical trials and costs required to obtain regulatory approval for Ventavis of $5.1 million, offset by increases in personnel and related costs of $978,000 and increases in development costs of $486,000.

Selling, general and administrative. Selling, general and administrative expenses increased from $3.8 million in the six months ended June 30, 2004 to $10.7 million in the six months ended June 30, 2005. The increases in 2005 as compared to 2004 primarily reflect increases in headcount and related costs (including sales incentives subsequent to receiving FDA approval) of $3.2 million due to recruiting, hiring and paying travel costs of additional personnel including the hiring of our sales force, increases in professional fees of $1.1 million and increases in Ventavis marketing and sales distribution expenses of $2.2 million.

Amortization of employee stock-based compensation. Amortization of employee stock-based compensation related to research and development activities decreased from $889,000 in the six months ended June 30, 2004 to $813,000 in the six months ended June 30, 2005. The decreases in 2005 as compared to 2004 result primarily from the departure of employees with unvested options.

Amortization of employee stock-based compensation related to selling, general and administrative activities decreased from $4.6 million in the six months ended June 30, 2004 to $1.3 million in the six months ended June 30, 2005. The decreases in 2005 as compared to 2004 result primarily from the departure of the our former Chief Executive Officer in June 2004. Upon his resignation, half of his options became immediately vested, and were therefore expensed to stock-based compensation, and the remaining options were cancelled.

Interest and other income. Interest and other income increased from $172,000 in the six months ended June 30, 2004 to $867,000 in the six months ended June 30, 2005. This increase in interest income related to our higher combined cash and cash equivalents and securities available-for-sale balances in 2005 as a result of our equity financings, in particular the net proceeds from our initial public offering in October 2004 of approximately $25.2 million and our follow-on public offering in February 2005 of approximately $35.0 million.

Interest expense. Interest expense increased from $1,000 in the six months ended June 30, 2004 to $215,000 in the six months ended June 30, 2005. This increase in interest expense primarily relates to the interest cost associated with the deferral of the milestone payment due to Schering AG, which was paid in April 2005.

Year Ended December 31, 2003 Compared to 2004

Grant revenue. We recognized government-sponsored grant revenue of $15,000 in 2003 and had no government-sponsored grant revenue in 2004 as a result of the completion in the second quarter of 2003 of a CTX-100 research project.

Research and development. Research and development expenses increased from $2.1 million in 2003 to $15.6 million in 2004. The $13.5 million increase primarily reflects an increase of $2.5 million for the recruitment and hiring of additional clinical, regulatory and operational personnel, an increase of $4.0 million for our clinical trial costs, an increase of $3.3 million for clinical supplies and milestones for the Ventavis drug delivery device, and an increase of $2.7 million for the expansion of our clinical, regulatory and operational activities required to obtain regulatory approval for Ventavis.

Selling, general and administrative. Selling, general and administrative expenses increased from $2.8 million in 2003 to $7.8 million in 2004. The $5.0 million increase primarily reflects an increase of $2.5 million for the recruitment and hiring of additional personnel and an increase of $1.8 million in professional fees, consultants and business development and marketing activities.

Acquired product rights. We expensed a $6.0 million license fee paid to Schering AG for rights to Ventavis in 2003, as well as $65,000 under license agreements with other third parties. In the year ended December 31, 2004, we paid to Schering AG and expensed a milestone payment of $7.0 million and paid and expensed $150,000 to other third parties. In December 2004, we capitalized the $9.0 million milestone payment due to Schering upon the FDA approval of Ventavis. This $9.0 million amount was paid in April 2005 and will be amortized over 10 years from product approval; no amounts were amortized in 2004. The intangible asset and its related amortization period will be assessed regularly for impairment.

Amortization of employee stock-based compensation. Amortization of employee stock-based compensation related to research and development activities was zero in 2003 and was $1.7 million in 2004. The increases in 2004 compared to 2003 result primarily from the addition of new employees and their related employee stock-based compensation expense resulting from stock options granted at exercise prices below the deemed fair value of the underlying common stock.

Amortization of employee stock-based compensation related to selling, general and administrative activities increased from $656,000 in 2003 to $5.9 million in 2004. The increases in 2004 as compared to 2003 result primarily from the addition of new employees and their related employee stock-based compensation expense resulting from stock options granted at exercise prices below the deemed fair value of the underlying common stock.

Interest and other income. Interest and other income increased from $55,000 in 2003 to $469,000 in 2004. This increase in interest income related to our higher combined cash and cash equivalents and securities available-for-sale balances in 2004 as a result of our equity financings, in particular the net proceeds from our initial public offering in October 2004 of approximately $25.2 million.

Interest and other expense. Interest and other expense decreased from $1.1 million in 2003 to $1,000 in 2004. This decrease in interest expense primarily relates to the interest cost associated with the beneficial conversion features of and warrants related to the redeemable convertible notes payable issued in 2003 as discussed in Note 8 to our annual financial statements.

Year Ended December 31, 2002 Compared to 2003

Grant revenue. We recognized government-sponsored grant revenue of $44,000 in 2002 and $15,000 in 2003. The decrease of $29,000 was due to the completion of a CTX-100 research project during the second quarter of 2003.

Research and development. Research and development expenses decreased from $3.2 million in 2002 to $2.1 million in 2003 primarily as a result of completion of preclinical testing of CTX-100. Substantially all research and development expenses for 2002 and 2003 were for the development of CTX-100.

Selling, general and administrative. Selling, general and administrative expenses increased from $1.4 million in 2002 to $2.8 million in 2003. The increase of $1.4 million resulted principally from an increase in salaries and related expenses and professional services fees during 2003.

Acquired product rights. In 2002, we paid $175,000 under a license agreement. We recorded a $6.0 million license fee paid to Schering AG for rights to Ventavis in 2003, as well as $65,000 under license agreements with other third parties.

Amortization of employee stock-based compensation. Amortization of employee stock-based compensation related to selling, general and administrative was zero in 2002 and $656,000 in 2003. The increases in 2003 as compared to 2002 result primarily from the addition of new employees and their related employee stock-based compensation expense resulting from stock options granted at exercise prices below the deemed fair value of the underlying common stock.

Interest and other income. Interest and other income decreased from $74,000 in 2002 to $55,000 in 2003. Interest income related to our cash and cash equivalents in 2002 and 2003 as a result of our equity financings.

Interest and other expense. Interest and other expense increased from $2,000 in 2002 to $1.1 million in 2003. This increase in interest expense relates to the interest cost associated with the beneficial conversion features of and warrants related to the redeemable convertible notes payable issued in 2003 as discussed in Note 8 to our annual financial statements.

Liquidity and Capital Resources

We collected $3.1 million from sales of Ventavis through June 30, 2005. However, since our inception, substantially all of our operations have been financed through the sale of equity securities. Through June 30, 2005, we had received net cash proceeds of $125.2 million from the issuance of shares of preferred and common stock, including net cash proceeds in connection with our initial public offering of common stock completed in October 2004 of approximately $25.2 million and net cash proceeds in connection with our follow-on public offering of common stock completed in February 2005 of approximately $35.0 million. At June 30, 2005, we had combined cash and cash equivalents and securities available-for-sale of $55.3 million.

For the six months ended June 30, 2005, we used net cash of $22.3 million for operating activities and experienced a net loss for the period of $14.4 million. Cash used in operating activities included a $9.0 million milestone payment to Schering AG and expenses included $2.1 million in non-cash amortization of deferred stock-based compensation. Net cash used in investing activities during six months ended June 30, 2005 was $39.5 million, which included $48.1 million of purchases of securities available-for-sale and $358,000 for purchases of property and equipment offset by maturities of securities available-for-sale of $9.0 million. Net cash provided from financing activities during the six months ended June 30, 2005 was $35.1 million primarily from our follow-on public offering of common stock in February 2005.

For the year ended December 31, 2004, we used net cash of $27.1 million for operating activities. This consisted of a net loss for the period of $37.8 million, which included a $7.0 million milestone payment to Schering AG and $7.7 million in non-cash amortization of deferred stock-based compensation. Net cash used in investing activities during the year ended December 31, 2004 was $1.0 million for purchases of property and equipment relating to our move to a new facility during the first quarter of 2004. Net cash provided from financing activities during 2004 was $50.8 million, primarily from the issuance of Series C redeemable convertible preferred stock of $25.0 million in February 2004 and $25.2 million related to our initial public offering in October 2004.

For the year ended December 31, 2003, we used net cash of $10.1 million for operating activities. This consisted of a net loss for the period of $12.6 million, which included a $6.0 million license payment to Schering AG and $1.7 million in non-cash amortization of deferred compensation and interest expense related to our debt and equity financing activities during 2003. Net cash used in investing activities during the year ended December 31, 2003 was $90,000. Net cash provided by financing activities during the year ended December 31, 2003 was $29.1 million resulting primarily from proceeds from the issuance of redeemable convertible preferred stock and convertible debt in June, August and October 2003.

For the year ended December 31, 2002, we used net cash of $4.6 million in operating activities primarily consisting of the net loss for the period of $4.7 million. We received $5.0 million from investing activities in 2002, which consisted primarily of maturities of short-term investments. There were no material cash flows from financing activities during the year.

We currently expect to use the net proceeds of this offering and our existing cash and cash equivalents, and securities available-for-sale, as follows:

•	continued commercialization of Ventavis, including purchases of inventory and sales and marketing activities;

•	additional clinical development of Ventavis in combination with other therapies and in new indications;

•	development of an extended-release formulation of iloprost, the active ingredient in Ventavis; and

•	licensing or acquiring and developing additional products or product candidates.

We expect the net proceeds from this offering and the remainder of our existing cash and cash equivalents, and securities available for sale, will be used to fund working capital and capital expenditures. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our product development, regulatory requirements and the success of our commercialization efforts and the amount of cash used by our operations.

We continue to incur significant losses. We will continue to increase our spending in connection with the commercialization of Ventavis. In April 2005 we paid Schering AG $9.2 million, which included a $9.0 million milestone payment and $205,000 in interest, and we will be required to pay Schering AG $4.0 million when annual net sales of Ventavis first exceed $25.0 million and $10.0 million when annual net sales of Ventavis first exceed $100.0 million, as well as a royalty based on net sales of Ventavis. We anticipate that our existing cash and cash equivalents and securities available-for-sale, and the proceeds from this offering, together with interest thereon will be sufficient to fund our operations for at least the next 18 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially, particularly if we acquire or license the rights to additional products or product candidates. If we are unable to raise additional capital when required or on acceptable terms and if our sales of Ventavis do not meet current projections, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or curtail our operations.

We expect to continue to incur substantial operating losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of expanding and supporting sales, marketing and distribution capabilities;

•	the level of sales achieved by Ventavis;

•	the terms and timing of any collaborative licensing and other arrangements that we have or may establish, including our milestone payments to Schering AG;

•	cash requirements of any future licensing or acquisitions of products or product candidates;

•	the scope, results and timing of preclinical studies, clinical trials and other development activities;

•	the costs and timing of regulatory submissions; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, and other legal costs.

Contractual Obligations

Our contractual obligations as of June 30, 2005 were as follows. The table also includes a July 2005 commitment made under our manufacturing supply agreement with Schering AG.

	Payments Due by Period
	Total	Through December 31, 2005	2006 to 2007	2008 to 2009
Manufacturing supply agreement	$14,165	$4,597	$9,568	$–
Operating lease	1,108	141	585	382

Total	$15,273	$4,738	$10,153	$382

The above table reflects only payment obligations that are fixed and determinable. We entered into a five-year commitment for the operating lease for our office facility in December 2003. Prior to moving into the facility, we delivered to the landlord an irrevocable letter of credit in the amount of $144,000 as a security deposit. The letter of credit can be reduced in the future if we maintain a minimum cash balance and maintain a certain ratio of current assets over current liabilities. At June 30, 2005, $95,000 of restricted cash was classified as a long-term asset and $49,000 of restricted cash was classified as a short-term asset related to this letter of credit.

In May 2004, we entered into a manufacturing and supply agreement with Schering AG for the supply of drug product required for the clinical and commercial supply of Ventavis. Under this agreement we committed in July 2005 to purchasing a minimum amount of Ventavis through the third quarter of 2007, which amount is reflected in the table above.

We also have other contractual obligations, the timing of which are contingent on future events. Under our license agreement, we paid Schering AG $6.0 million upon the signing of the agreement and an additional $7.0 million in September 2004 as a result of the FDA’s acceptance of our Ventavis NDA. In addition, we had an obligation to pay Schering AG $9.0 million as a result of the approval of Ventavis by the FDA, which we deferred pursuant to an amendment to the agreement. In April 2005, we paid this amount plus accrued interest related to the deferral of this milestone payment. In addition, we will be required to pay Schering AG $4.0 million when annual net sales of Ventavis first exceed $25.0 million and $10.0 million when annual net sales of Ventavis first exceed $100.0 million. We have also agreed to pay Schering AG a royalty based on Ventavis net sales until the later of the last to expire patent under the agreement covering Ventavis or ten years from the first commercial sale of Ventavis.

Related Party Transactions

For a description of our related party transactions, see the “Related Party Transactions” section of this prospectus.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents and securities available-for-sale at June 30, 2005 included a variety of corporate debt securities, asset-backed securities and money market funds.

BUSINESS

Overview

CoTherix is a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and other chronic diseases. We began selling Ventavis in March 2005. The FDA approved Ventavis on December 29, 2004 for the treatment of PAH (WHO Group I) for patients with New York Heart Association Class III or IV symptoms. PAH is a chronic, progressive and often fatal disease characterized by severe constriction of the blood vessels in the lungs that leads to very high pulmonary arterial pressure. In October 2003, we licensed the exclusive U.S. rights to Ventavis for the treatment of pulmonary hypertension from Schering AG, which markets Ventavis in various European countries and Australia. We have orphan drug exclusivity for the use of Ventavis in treating PAH through December 2011.

Ventavis is an inhaled formulation of iloprost, a synthetic compound structurally similar to prostacyclins, which are naturally occurring molecules that cause the blood vessels to dilate. Ventavis is delivered to patients using an inhalation device. We believe Ventavis offers a number of advantages over other prostacyclin therapies for PAH, which are continuously delivered subcutaneously and intravenously. We believe these advantages include ease of administration and minimized invasiveness.

We are conducting the following development activities to expand the commercial potential of Ventavis:

•	Combination therapy with bosentan—the STEP Trial. We completed and are continuing follow-up on a Phase II trial, called the STEP Trial, assessing combination therapy of Ventavis with Tracleer (bosentan), an approved oral treatment for PAH. In March 2005, we announced top-line data from this clinical trial indicating that patients who received the combination of Ventavis with bosentan tolerated the combination. The data also suggest that the combination provides clinical benefit in patients with PAH. In August 2005, the FDA approved the modification of the Ventavis label to include information regarding the tolerability and dosing of Ventavis in combination with bosentan.

•	More portable hand-held delivery device. We assisted Profile in its development of the I-neb device, a hand-held, battery-operated device. We believe the I-neb device will be more convenient than the commercially available Prodose device, also from Profile. The FDA approved our sNDA with respect to the administration of Ventavis using the I-neb device on August 24, 2005, however Profile is waiting for 510(k) clearance for the device. We believe the I-neb device will increase market adoption of Ventavis, thereby expanding our patient base and increasing the commercial potential of Ventavis. We anticipate the launch of the I-neb device by the end of 2005.

•	Modification of I-neb device for shorter inhalation time. In the first half of 2006 we plan to initiate a clinical trial to evaluate the potential to deliver Ventavis more rapidly into the lungs using a modified I-neb device. If successful, we believe the delivery time of Ventavis could be reduced from the current 8 to 10 minutes to 4 to 5 minutes per dose.

•	Evaluation in patients with IPF and pulmonary hypertension—the ACTIVE Trial. We initiated a Phase II clinical trial, known as the ACTIVE Trial, in June 2005 to evaluate the effectiveness of Ventavis in the treatment of patients with pulmonary hypertension associated with IPF. IPF is a progressive and potentially fatal disease that results in fibrosis, or scarring, of the lungs. We believe that Ventavis could be an effective therapy for pulmonary hypertension in some of these patients. Due to slower than expected enrollment, we plan to modify the enrollment criteria of this trial.

•	Combination therapy with sildenafil—the VISION Trial. In the first half of 2006, we plan to begin a pivotal clinical trial to evaluate the safety and efficacy of adding Ventavis to patients receiving sildenafil, an approved oral treatment for PAH.

•	Extended-release formulation. We are in the early stages of working with Quadrant, to develop an extended-release formulation of iloprost, the active ingredient in Ventavis, which could require as few as four single-breath inhalations a day.

Business Strategy

We intend to be a leading provider of therapeutic products for cardiopulmonary and other chronic diseases. The key elements of our strategy are to:

•	Maximize the Commercial Potential of Ventavis. We intend to maximize the commercial potential of Ventavis through further clinical development and by improving the administration of Ventavis so it is more convenient for patients.

•	License or Acquire Products and Product Candidates. In addition to commercializing Ventavis, we intend to continue to identify and license or acquire products or product candidates with a focus on cardiopulmonary and other chronic diseases. Our management has substantial clinical development and regulatory experience in multiple disease areas that enables us to identify and evaluate strategic opportunities. Furthermore, we believe we can leverage our sales and marketing organization to attract, obtain reimbursement for, and commercialize other products and product candidates. We are focused on products or product candidates that are both developmentally and commercially efficient.

•	Establish Strategic Collaborations. We plan to continue to complement our internal capabilities by selectively forming collaborations to enhance our ability to develop and commercialize products.

Ventavis

Ventavis is an inhaled prostacyclin analogue delivered using an inhalation device for the treatment of PAH. Other prostacyclins for PAH are difficult to administer because they require continuous delivery through subcutaneous or intravenous routes and may involve complications associated with chronic indwelling catheters. Ventavis targets the pulmonary vessels directly through inhalation into the lungs, reducing many of the side effects associated with subcutaneous or intravenous delivery. Ventavis is non-invasive, unlike other marketed prostacyclin therapies.

In September 2003, the public health regulatory body for the European Union, the European Agency for the Evaluation of Medicinal Products, or EMEA, approved Ventavis for the treatment of primary pulmonary hypertension. Schering AG developed Ventavis in Europe and currently markets the product in various European countries and Australia. In October 2003, we licensed the exclusive U.S. rights to Ventavis for pulmonary hypertension from Schering AG.

The FDA approved Ventavis on December 29, 2004 for the treatment of PAH for patients with New York Heart Association Class III or IV symptoms. We began selling Ventavis for PAH in March 2005 and we have orphan drug exclusivity for the use of Ventavis in treating PAH through December 2011.

We market Ventavis for use with the Prodose device manufactured by Profile. Profile’s HaloLite device was used in the Phase III trial conducted by Schering AG. Profile subsequently ceased manufacture of the HaloLite device and replaced it with the Prodose device. The Prodose device has been granted 510(k) clearance from the FDA and our FDA approval was based, in part, on data submitted by us showing that the Prodose device delivers a comparable dose to the HaloLite device.

Ventavis for Pulmonary Arterial Hypertension

Market Opportunity

PAH is a highly debilitating disease, characterized by severe constriction of the blood vessels in the lungs, leading to very high pulmonary arterial pressure. This condition makes it difficult for the heart to pump blood through the lungs to be oxygenated. The strain on the heart caused by high blood pressure in the lungs can result in heart failure. PAH is a chronic, progressive and often fatal disease and symptoms include fainting, shortness of breath, fatigue, cough, dizziness, chest pain, heart palpitations and swelling in the ankles or abdomen.

PAH encompasses primary pulmonary hypertension, which occurs with no known cause, and secondary pulmonary hypertension, which is associated with diseases like scleroderma (an autoimmune disease of the connective tissue), cirrhosis of the liver, congenital heart defects and HIV infection, or as a result of certain diet drugs such as “fen-phen.” The World Health Organization, or WHO, revised its disease classifications for pulmonary hypertension based on the mechanism of disease. Under this revised nomenclature, WHO Group I pulmonary arterial hypertension comprises primary and secondary pulmonary arterial hypertension.

The severity of PAH is typically classified using a system established by the New York Heart Association, or NYHA, that assesses a patient’s degree of functional limitation based primarily on shortness of breath. This system is divided into Classes I through IV, with Class IV being the most severe. Class I patients experience no limitation of physical activity and exhibit no symptoms, while Class IV patients experience symptoms of insufficient cardiac function at rest and are unable to carry out any physical activity without discomfort. The WHO uses a comparable classification system of functional disability. Physicians use these functional classification systems to track patients’ disease progression and responses to therapies.

In addition to the NYHA classification system, the six-minute walk test, which measures the distance a patient can walk in six minutes, is widely used in medical practice and in clinical trials. The distance walked has been validated to correlate with the severity of PAH.

We estimate that PAH afflicts approximately 50,000 people in the United States. Because the symptoms of PAH resemble other diseases and historically treatment options have been limited, we believe only about 15,000 people are currently diagnosed and under various treatments, including prostacyclins, ETRAs and PDE-5 inhibitors. The number of patients under treatment is expected to grow to 21,000 by the end of 2008 because of increased awareness of PAH among healthcare professionals and the introduction of new treatment options.

Other Therapies for PAH

Except for lung transplantation, a last-resort treatment option, there is no cure for PAH. Current therapies aim to alleviate symptoms of PAH by reducing blood pressure in the pulmonary arteries. Mild to moderate PAH is typically treated with a combination of drugs, including calcium channel blockers, diuretics, anticoagulants, ETRAs and PDE-5s, although we believe no combination therapy has been approved by the FDA to date. As a patient’s disease progresses, prostacyclins are often added to these drug combinations. We believe the average price of ETRA and prostacyclin therapies is $65,000 per patient annually.

Prostacyclins. Prostacyclins are hormone-like substances produced in the walls of blood vessels that act as vasodilators, agents that cause blood vessels to dilate. In the United States, in addition to Ventavis, there are two prostacyclin-based products approved for the treatment of PAH: epoprostenol and treprostinil. Prostacyclins typically serve as front-line therapy for severe patients. We believe the cost of treprostinil treatment for some patients is as low as $30,000 and as high as $250,000 per year.

Epoprostenol, the first approved therapy for PAH, is continuously delivered by an infusion pump via a central intravenous catheter placed surgically through the chest wall. Epoprostenol patients must prepare their doses each day by dissolving a dry powder form of the drug and maintain the solution at refrigerated temperatures to prevent degradation. In addition to the inconvenience associated with epoprostenol’s handling, patients are exposed to the risks associated with central intravenous lines, including pulmonary blood clot, stroke and infections. Also, interruption of the continuous delivery of drug due to pump or catheter failure may result in a sudden life-threatening increase in pulmonary arterial pressure known as rebound.

Treprostinil is approved for therapy of PAH, either by continuous infusion under the skin using a wearable infusion pump, or in those not able to tolerate a subcutaneous infusion, by continuous intravenous infusion. While treprostinil does not have the same handling requirements as epoprostenol, subcutaneous treprostinil has been shown to cause pain at the infusion pump site, with 85% of patients in its Phase III trial reporting pain and

32% requiring narcotics for pain management. The intravenous formulation of treprostinil does not require chilling like epoprostenol does, nor do we believe it causes the pain associated with subcutaneously delivered treprostinil. United Therapeutics is developing both an oral and inhaled formulation of Remodulin. The oral formulation of Remodulin is in earlier stages of development. The inhaled formulation of Remodulin is currently being studied in a pivotal clinical trial. We believe United Therapeutics may present data from an open label pilot study of inhaled Remodulin at the American Heart Association conference in November 2005.

Endothelin Receptor Antagonists. Endothelin is a messenger hormone that is released by cells lining the inside of blood vessels in order to control blood flow. PAH patients have increased amounts of endothelin. ETRAs act by blocking the binding of endothelin to receptors on the vessel wall, causing vasodilation. Bosentan is a twice-daily oral formulation approved for PAH. While effective, bosentan has a “black box” FDA label warning in effect due to liver toxicity observed in 11% of the 658 patients treated in two clinical trials. Furthermore, this drug has demonstrated birth defects in preclinical studies and, therefore, is an inappropriate treatment for women who are pregnant or may become pregnant. Other ETRAs in development include sitaxsentan, which is currently under NDA review, and ambrisentan, which is currently in Phase III clinical trials. We believe Ventavis may be complementary to ETRAs because prostacyclins and ETRAs work by different mechanisms of action, although such combination therapy has not been approved by the FDA. As a result, we believe that the commercial potential of Ventavis may be enhanced by market acceptance of ETRAs, and our STEP Trial suggested clinical benefits in patients using a combination therapy of Ventavis and bosentan. The current price of Tracleer (bosentan), which is the only currently marketed ETRA, is approximately $40,000 per patient annually.

PDE-5 Inhibitors. PDE-5 inhibitors suppress an enzyme that breaks down a natural vasodilator in the body. In June 2005, the FDA approved a PDE-5 inhibitor, Revatio (sildenafil), for the treatment of PAH. In addition, clinical trials for the treatment of PAH with a long-acting PDE-5 inhibitor, Cialis, are planned. Although it has not been adequately studied in controlled clinical trials or approved by the FDA, we believe Ventavis could potentially be used with PDE-5 inhibitors in combination therapy due to complementary mechanisms of action. As a result, we believe that the commercial potential of Ventavis may be enhanced by market acceptance of PDE-5 inhibitors as treatment for PAH, and accordingly we are planning our VISION Trial to evaluate the use of Ventavis in combination with sildenafil to treat pulmonary hypertension.

The Ventavis Solution

On December 29, 2004, the FDA approved Ventavis for the treatment of PAH in patients with NYHA Class III or IV symptoms. We have orphan drug exclusivity for the use of Ventavis in treating PAH in the United States through December 2011. Ventavis is the only approved inhaled prostacyclin, therefore we believe that Ventavis could become the first prostacyclin therapy for most PAH patients because Ventavis is non-invasive and avoids many of the drawbacks associated with other prostacyclin treatments. Ventavis targets the pulmonary vessels directly through inhalation into the lungs, potentially reducing many of the side effects associated with subcutaneous or intravenous delivery. In particular, the use of Ventavis avoids the pain associated with subcutaneous treprostinil, the potential infections associated with the catheter used to deliver epoprostenol and intravenous treprostinil, and rebound episodes associated with sudden interruptions of epoprostenol delivery.

PAH is a progressive disease despite available therapies. We believe combination therapy is becoming more prevalent in the treatment of PAH because therapies that operate through different mechanisms of action may have potential additive benefits. We believe that Ventavis will be the prostacyclin of choice in combination with other oral therapies for the treatment of PAH. Several investigator-sponsored studies of combination therapies including Ventavis in combination with bosentan and with sildenafil have produced data that suggest the safety and potential clinical benefit provided by the combination. In order to assess the safety and efficacy of Ventavis in combination with bosentan, we conducted a clinical trial called the STEP trial that demonstrated that the combination was tolerated and suggested the safety and additional clinical benefit of the combination. The FDA has approved new labeling for Ventavis based on the data from the STEP Trial, which states that patients treated with bosentan tolerated the addition of Ventavis, and that the safety results from this trial were consistent with those seen for Ventavis-only therapy. In addition, we also intend to conduct the VISION Trial, a pivotal clinical trial of Ventavis in combination with sildenafil. Although combination therapy has not been approved by the FDA, we believe that the results of our STEP Trial and other combination therapy trials provide the opportunity to expand the commercial potential of Ventavis.

Our annual Ventavis sales per patient depends on the number of doses the patient takes per day. The FDA-approved label specifies six to nine doses per day. However, we cannot be certain that patients are complying and will comply with this dosing regimen. The price we currently charge to specialty pharmacy distributors is $29.35 per ampule, which provides a single dose. This price is subject to change.

Ventavis Clinical Development

Schering AG filed for marketing approval with the EMEA in 2001 based on a data set which included a Phase III trial, a Phase II trial and a Phase I device comparison trial of inhaled Ventavis using three different devices. In these clinical trials, Ventavis was administered between six and nine times per day, with an average inhalation time of ten minutes for each administration. Typically, patients did not use the drug during sleeping hours. Ventavis was approved for marketing in Europe in September 2003 and was subsequently launched in Germany and various other European countries. Ventavis is also approved and commercialized in Australia.

Schering AG’s Phase III clinical trial was a randomized, double-blind, multi-center, placebo-controlled trial in 203 adult patients with PAH. Inhaled Ventavis or placebo was added to patients’ current therapy, which usually consisted of a combination of anticoagulants, calcium channel blockers, diuretics, oxygen and digitalis, but not prostacyclin or its analogues. The primary clinical endpoint was a composite of: (i) an improvement in NYHA functional class, (ii) an increase in the distance walked in six minutes of at least 10%, and (iii) no clinical deterioration or death. This primary endpoint was met by 17% of patients taking Ventavis and 5% of patients taking the placebo, a result which was statistically significant and clinically meaningful (p = 0.007). The secondary endpoint of distance walked in the six-minute walk test was statistically significant and clinically meaningful in the patients receiving Ventavis compared to those receiving the placebo (p < 0.01). A p-value is a mathematical test used to determine the validity of test results. A p-value of 0.007 means that the probability that this result occurred by chance is seven in 1,000. Statistical significance is usually defined as a p-value of equal to or less than 0.05 with decreasing values providing increasing probability of validity. In addition, approximately 25% of patients in the Ventavis group, compared with approximately 13% of patients in the placebo group, demonstrated at least a one class improvement in NYHA classification, a result that was statistically significant (p = 0.032). A one-step progression from a higher to a lower class represents a material improvement in a patient’s quality of life. There were four deaths in the placebo group and one death in the Ventavis group, a trend which was not statistically significant.

Ventavis was generally well-tolerated in the Phase III trial. Flushing and jaw pain, both typical side effects of prostacyclin therapies, were more common in the Ventavis group, but these were transient and did not require discontinuation of therapy. Overall, fewer Ventavis patients than placebo patients discontinued therapy and withdrew during the 12-week randomized phase. The number of patients who had any serious adverse event was similar in the two groups. The most frequent serious adverse event overall was congestive heart failure, which occurred more than twice as frequently among placebo patients compared to Ventavis patients. Patients in the Ventavis group also experienced a higher incidence of fainting than those in the placebo group, although none of these events were associated with clinical deterioration or premature withdrawal from the trial.

Ongoing Ventavis Development for PAH

We completed and are continuing follow-up on our STEP Trial, a Phase II trial of Ventavis in combination with bosentan in patients with PAH. The trial was a double-blind, placebo-controlled trial conducted at fifteen U.S. sites in 67 patients. Patients already receiving bosentan were randomized to add Ventavis or placebo. In

March 2005, we announced safety and efficacy results from the STEP Trial. In the trial, 34 patients receiving a combination of Ventavis with bosentan tolerated the combination. While this trial was not powered to detect statistical significance, the efficacy data suggest the combination provides clinical benefit in patients with PAH.

Clinical benefits of adding Ventavis to bosentan were observed in a number of secondary endpoints of the study. Combination-treated patients (Ventavis plus bosentan) in the 6-minute walk test walked a mean difference of 26 meters farther than patients treated only with bosentan (p = 0.051). Other important clinical endpoints, including change in NYHA functional class, reduction in mean pulmonary artery pressure and delay in clinical deterioration were statistically significant (p-values range from 0.02 to < 0.0001).

Common adverse events that occurred more frequently in the Ventavis combination treatment arm were those known to be associated with inhaled prostacyclin administration and included flushing, headache, cough and jaw pain. Fainting occurred less frequently when compared to placebo (one Ventavis and two placebo), and no serious fainting events were reported in either treatment group. No clinically relevant increases in laboratory abnormalities, including liver function tests, were observed in the combination treatment arm. Serious adverse events were infrequent (five Ventavis patients and seven placebo patients). No deaths occurred in either treatment arm.

The FDA approved new labeling for Ventavis based on the data from the STEP Trial stating that patients treated with bosentan tolerated the addition of Ventavis, and that the safety results from this trial were consistent with those seen for Ventavis-only therapy.

We also plan to evaluate the use of Ventavis in combination with sildenafil in what will be called our VISION Trial. Our current plans call for this to be a pivotal trial, with the primary endpoint to be the six-minute walk test. Patients on an established sildenafil regimen will be randomized into one of three arms, namely Ventavis at the labeled dose of six to nine times per day, or Ventavis at fewer doses per day, or a placebo. We are exploring fewer doses of Ventavis in one arm of the trial because we believe that the mechanism of action of the two agents may be complementary, thus allowing less frequent dosing of Ventavis. We plan to begin enrollment of the VISION Trial in the first half of 2006.

We assisted Profile in its development of the I-neb device, a hand-held, battery-operated device that we believe will be more convenient than the Prodose device. The FDA approved our sNDA with respect to the administration of Ventavis using the I-neb device on August 24, 2005, however the Profile device must receive 510(k) clearance. We believe the I-neb device will increase market adoption of Ventavis, thereby expanding our patient base and increasing the commercial potential of Ventavis. We anticipate launching the I-neb device by the end of 2005.

We also intend to evaluate the feasibility of adjusting the dose delivery rate of the I-neb, in order to reduce the time needed for delivering a dose of Ventavis. We plan to initiate a safety study in early 2006 to demonstrate the tolerability of more rapid delivery. If successful, we hope to reduce the delivery time of Ventavis from the current 8 to 10 minutes to 4 to 5 minutes per dose.

In addition, we are in the early stages of working with Quadrant to develop an extended-release formulation of iloprost, the active ingredient of Ventavis, which could require as few as four single-breath inhalations a day. This will require an NDA submission, a complete toxicology program and a full clinical development program including Phase I, II and III trials.

Ventavis for Pulmonary Hypertension Associated with Idiopathic Pulmonary Fibrosis

Market Opportunity

IPF is a progressive and often fatal disease of unknown cause that results in fibrosis, or scarring, of the lungs. In time progressive scarring of the lung tissue causes increased pulmonary artery pressure. Often the cause of death is respiratory failure due to lack of oxygen, right-heart failure caused by pulmonary hypertension, heart attack, blood clot in the lungs or lung infection brought on by the disease. The average survival rate for patients with IPF is four to six years after diagnosis.

Pulmonary hypertension tends to manifest itself late in the course of IPF and adds to the debilitating symptoms found in these patients. In addition to the 50,000 people estimated to have PAH in the United States, it is estimated that another 50,000 people have IPF in the United States. We estimate that at least 20% of these patients also have pulmonary hypertension associated with their IPF. We may be able to treat a portion of these patients with Ventavis.

Current Therapies

There are no approved therapies for IPF or for pulmonary hypertension associated with IPF, and none of the approved systemic drugs for PAH may be appropriate for these patients. Systemic vasodilators, like epoprostenol and treprostinil, dilate blood vessels in both normal and scarred, non-oxygenated sections of the lung. This may result in an undesirable effect in which there is an insufficient amount of oxygen relative to the amount of blood flowing through the lungs. This can result in increased strain on the heart and fainting.

The Ventavis Solution and Regulatory Strategy

We believe that the local delivery of inhaled Ventavis may help ensure vasodilation occurs primarily in oxygenated portions of the lung and that this would provide an appropriate balance of oxygen and blood flowing through the lungs. A small physician-sponsored study has shown that patients with fibrotic lung disease who receive inhaled prostacyclins have less potential for mismatched pulmonary blood flow and oxygen delivery than similar patients who receive intravenous prostacyclins. Because of the potential advantages of Ventavis in treating this disease, we initiated a randomized, placebo-controlled Phase II clinical trial, the ACTIVE Trial, in June 2005 to evaluate the effectiveness of inhaled Ventavis in the treatment of patients with pulmonary hypertension associated with IPF. Due to slower than expected enrollment, we plan to modify the enrollment criteria and will submit an amended protocol to the FDA for review.

Sales, Marketing and Distribution

We have an experienced sales and marketing organization for the continued commercialization of Ventavis in the United States. We have deployed 30 people in the field, which includes professional sales representatives, medical science liaisons and reimbursement specialists. Our sales force targets approximately 1,500 pulmonary and cardiology specialists involved in treating most PAH patients. We estimate that 500 to 600 of these physicians treat approximately 80% of PAH patients. Our medical science liasons continue to build awareness of Ventavis with PAH opinion leaders, physicians, nurses and patients to further expand the number of patients diagnosed and treated for PAH as well as increase the use of Ventavis.

Ventavis and the inhalation devices used to deliver Ventavis are being distributed to patients through two specialty pharmacy distributors, Accredo and Priority. Cardinal Health is the exclusive distribution agent to our specialty pharmacy distributors. Through June 30, 2005, Accredo and Priority represented 78% and 22% of our sales, respectively. These specialty pharmacies provide services such as reimbursement assistance, patient education and counseling to ensure compliance. We believe these services help patients successfully use Ventavis. We have entered into agreements with Accredo and Priority, pursuant to which each has been appointed as one of our specialty pharmacy distributors of Ventavis and the inhalation devices. Accredo is our primary specialty pharmacy distributor and is the exclusive provider of call center support services for Ventavis. Cardinal Health is required to distribute Ventavis in accordance with specified operating guidelines.

Third-Party Reimbursement

Sales of biopharmaceutical products depend in significant part on the availability of reimbursement from third-party payors. A significant number of third-party payors provide reimbursement for Ventavis. We have hired two payor relations managers who supplement and assist work by our specialty pharmacy distributors to educate payors about Ventavis and the inhalation devices used to administer Ventavis. Our specialty pharmacy distributors are reimbursed for the use of Ventavis by either private payors, Medicare or Medicaid.

Most private payors reimburse for Ventavis therapy and the associated inhalation devices. Current Medicare policies categorize the reimbursement of drugs, in part, based on the setting of care and the manner in which they are delivered. Ventavis is reimbursed primarily as an outpatient therapy, administered through durable medical equipment. Through our efforts with the Center for Medicaid and Medicare Services, or CMS, we obtained reimbursement under separate Current Procedural Terminology, or CPT, codes for Ventavis for the treatment of PAH and for the Prodose device as a breath-actuated inhalation device. Medicare has determined that it will provide reimbursement for Ventavis and the Prodose device but a coverage decision has not yet been made regarding the amount of reimbursement for the Prodose device.

From July 1, 2005 through December 31, 2005, Medicaid plans in all fifty states are mandated to provide Ventavis coverage and reimbursement. Decisions regarding the amount of coverage to be provided for Ventavis and the Prodose device will be made after this period on a state by state basis.

Private and government reimbursements may not continue to be available or adequate to allow us to sell our products on a competitive and profitable basis. Delivery of Ventavis requires specialized, breath-actuated device technology like that found in the Prodose and I-neb devices to ensure delivery of a consistent and accurate dose. Our business and financial condition would be affected negatively if reimbursement for Ventavis or the Prodose, I-neb or any successor device used to administer Ventavis, or both, is inadequate or not available.

The passage of the Medicare Prescription Drug and Modernization Act of 2003 imposes new requirements for the reimbursement of prescription drugs, which may affect the pricing, marketing and sales of our products. An ongoing trend has been for government payors to apply downward pressure on the reimbursement of biotechnology and pharmaceutical products. We expect that this will continue as these payors implement various proposals or regulatory policies that affect reimbursement of these products. There are currently, and we expect that there will continue to be, a number of federal and state proposals to implement controls on reimbursement and pricing, directly and indirectly. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Payors are increasingly challenging the prices charged for medical products and services. It is time consuming and expensive to seek appropriate reimbursement treatment from third-party payors.

Research and Development

We are conducting development activities to expand the commercial potential of Ventavis. We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that can influence market adoption of Ventavis. We also support research to develop an extended-release formulation of iloprost.

In the years ended December 31, 2002, 2003 and 2004, we incurred $3.2 million, $2.1 million and $15.6 million, respectively, of research and development expense.

Manufacturing

We do not currently have manufacturing capabilities, nor do we intend to develop manufacturing capabilities in the near term. Our manufacturing strategy is to engage third parties to manufacture our products. We believe that this manufacturing strategy will enable us to direct financial resources to product and product candidate acquisitions or licenses, clinical development and commercialization of our products, rather than diverting resources to building manufacturing facilities.

Schering AG is the only manufacturer of Ventavis and manufactures it exclusively for us for use in the United States under the terms of our license agreement. Under our manufacturing and supply agreement, Schering AG has agreed to supply our orders for Ventavis, subject to its right to generally cease manufacture of iloprost on 24 months’ notice (or less notice, in the event that Schering AG implements a worldwide market withdrawal based upon the requirement of a regulatory authority in a major market country). Ventavis is a difficult compound to manufacture. The proprietary manufacturing process used to make Ventavis is complex, and is held as a trade secret by Schering AG. The agreement provides that in the event that Schering AG ceases to produce Ventavis, or if Schering AG fails to meet its supply obligations for a certain period of time, we would be granted non-exclusive manufacturing rights for Ventavis. However, the development of internal manufacturing capabilities or obtaining a third-party manufacturer would be difficult and time consuming.

Ventavis is approved for use with the Prodose or I-neb devices manufactured by Profile, however the I-neb device is awaiting 510(k) clearance. The I-neb device is a hand-held, battery-operated inhalation device that we believe will be more convenient than the Prodose device. In December 2004, we entered into an agreement with Profile for the manufacture and supply of Prodose and I-neb devices. Pursuant to this agreement, Profile has agreed to supply Prodose and I-neb devices to our specialty pharmacy distributors at established prices. Profile is responsible to our specialty pharmacy distributors for replacing at its expense, devices that malfunction or are defective during a warranty period.

Schering AG, Profile and any future contract manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding foreign and state agencies to ensure strict compliance with current good manufacturing practices and other applicable government regulations and corresponding foreign standards. However, we do not have control over and cannot ensure third-party manufacturers’ compliance with these regulations and standards. If one of our manufacturers fails to maintain compliance, the production of our product candidates could be interrupted, and could result in substantial delays, additional costs and lost sales.

Competition

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions, among others. Our commercial opportunity may be reduced significantly if our competitors develop and commercialize products that are safer, more effective, more convenient, have fewer side effects or are less expensive than Ventavis. Public announcements regarding the development of competing drugs could adversely affect the commercial potential of Ventavis. There is no cure for PAH other than lung transplantation. If any other curative treatment for PAH is developed, Ventavis may become obsolete.

Various products are currently marketed for the treatment of PAH, including prostacyclins, such as epoprostenol, marketed as Flolan by GlaxoSmithKline, and subcutaneous and intravenous versions of treprostinil, marketed as Remodulin by United Therapeutics. In addition, there are approved oral therapies including an ETRA, bosentan marketed as Tracleer by Actelion; and a PDE-5 inhibitor, sildenafil, which was approved by the FDA in June 2005 and is marketed as Revatio by Pfizer. The availability of these competitive products may harm sales of Ventavis.

Schering AG License and Manufacturing Agreements

On October 2, 2003, we entered into a development and license agreement with Schering AG. This agreement grants us the exclusive right to develop and commercialize Ventavis in the United States for inhaled use for the treatment of pulmonary hypertension. We are obligated to use our best efforts to commercialize Ventavis in the United States.

We paid Schering AG $6.0 million upon the signing of the agreement and an additional $7.0 million in September 2004 as a result of the FDA’s acceptance of our Ventavis NDA. In connection with the FDA approval, we paid Schering AG $9.0 million in April 2005. In addition, the agreement requires us to pay Schering AG $4.0 million when annual net sales exceed $25.0 million for Ventavis and $10.0 million when annual net sales exceed $100.0 million for Ventavis. We have also agreed to pay Schering AG a royalty based on Ventavis net sales until the later of the last to expire patent covering Ventavis or ten years from our first commercial sale of Ventavis. In addition, we are obligated to grant to Schering AG a royalty-free, exclusive license to use certain intellectual property rights created by or on behalf of us related to Ventavis for use outside the United States.

Under our manufacturing and supply agreement, as amended, Schering AG has agreed to supply our orders for Ventavis at a pre-determined price, as and when reasonably requested and in accordance with relevant specifications, and we have agreed to purchase our Ventavis requirements exclusively from Schering AG. Under the agreement, we will periodically provide Schering AG forecasts of our clinical and commercial Ventavis requirements. A portion of each forecast will constitute a binding commitment and a portion of each forecast will be non-binding. Schering AG has agreed to provide us priority that is at least as high as the priority it applies to its own internal requirements for Ventavis or any other higher priority iloprost substance or product. The agreement provides that in the event Schering AG ceases manufacture of Ventavis, or if it fails to meet its supply obligations, we would be granted non-exclusive manufacturing rights for Ventavis and Schering AG would be obligated to provide us reasonable support and a transfer of know-how to enable such manufacture by us or a third party. The agreement may be terminated by either party for material breach if such breach is not cured within the applicable notice period (which ranges from 90 to 180 days) and under certain other conditions.

We must seek Schering AG’s approval before sublicensing our rights under the development and licensing agreement. In addition, if we intend to pursue a transaction pursuant to which we would be acquired by or otherwise merge with a company that sells a pulmonary hypertension drug that is directly competitive with Ventavis, Schering AG has a right of first negotiation to acquire our company subject to the terms set forth in the agreement.

Profile Supply Agreement

On December 29, 2004, we entered into an agreement with Profile Drug Delivery Ltd. This agreement grants us the exclusive right to distribute Profile’s Prodose and I-neb devices and related consumables in the United States with Ventavis or any other formulation of iloprost. Profile has agreed to supply devices at established prices in accordance with relevant specifications to one or more specialty pharmacy companies designated by us pursuant to purchase orders of such specialty pharmacy companies for a term of at least 10 years. The agreement provides that we are obligated to pay Profile certain milestone payments upon the occurrence of certain development or regulatory milestones. The specialty pharmacy companies will purchase the devices directly from Profile. Profile is entitled to terminate the agreement if a specialty pharmacy company breaches its agreement with Profile with respect to Ventavis, subject to a cure period by the specialty pharmacy company or us, and under certain other conditions.

Accredo Distribution Agreement

On January 19, 2005, we entered into an agreement with Accredo Health Group, Inc., a Medco Company. Under this agreement, Accredo has been appointed as one of our specialty pharmacy distributors of Ventavis and approved devices. Under the agreement, Accredo is also obligated to provide services to patients and physicians such as reimbursement assistance, patient education and counseling to ensure compliance, and the agreement designates Accredo as the exclusive provider of call center support services for Ventavis. The agreement requires us to pay Accredo for providing these services, and Accredo is required to provide us data related to call center and reimbursement support services, distribution and compliance for patients initiated on Ventavis. The agreement extends for an initial term of three years, unless terminated by either party on 180 days, notice or under certain other conditions.

Priority Distribution Agreement

On February 17, 2005, we entered into an agreement with Priority Healthcare Corporation, which was amended on August 2, 2005. Under this agreement, Priority has been appointed as one of our specialty pharmacy distributors of Ventavis and approved devices. Under the agreement, Priority is also obligated to provide services to patients and physicians such as reimbursement assistance, patient education and professional compliance counseling. The agreement requires us to pay Priority for providing these services, and Priority is required to provide reimbursement support services, distribution and counseling to ensure compliance for patients initiated on Ventavis. The agreement extends for an initial term of two years, unless terminated by either party on 180 days, notice or under certain other conditions.

Cardinal Health Distribution Agreement

On March 10, 2005, we entered into an agreement with Cardinal Health PTS, LLC. Under this agreement we have designated Cardinal Health as the exclusive distribution agent to our specialty pharmacy distributors for the sales of Ventavis within the United States. The agreement requires us to pay Cardinal Health for providing these services, and Cardinal Health is required to distribute Ventavis in accordance with specified operating guidelines, which include terms and conditions regarding matters such as Ventavis storage, distribution, returns, customer support and financial support. The initial term of the agreement is three years with automatic renewal terms of one year thereafter, unless terminated by either party on 180 days, notice or under certain other conditions.

Quadrant Experimentation and Evaluation Agreement

On March 30, 2005, we entered into an agreement with Quadrant Drug Delivery Limited to assess the feasibility of an extended-release formulation of iloprost in combination with Quadrant’s proprietary controlled release technologies. We are currently negotiating with Quadrant Technology Limited to license its technology in connection with this development of an extended-release formulation.

Patents and Proprietary Rights

Our success depends in part on our ability to obtain and maintain patent protection for our products and product candidates, preserve trade secrets, prevent third parties from infringing upon the proprietary rights of our products and product candidates and operate without infringing upon the proprietary rights of others, both in the United States and internationally.

We own one U.S. patent application and its corresponding international application directed to combination therapies for the treatment of PAH. We have also licensed the rights to three issued patents relating to iloprost from Schering AG.

United States patents generally have a term of 20 years from the date of filing. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our intellectual property will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we file or license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, including those related to Ventavis may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products and product candidates. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product candidate, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We rely to a large extent on trade secrets held by Schering AG with respect to the manufacture of Ventavis. Trade secrets are difficult to protect and Schering AG’s manufacturing trade secrets may become known or be independently discovered by competitors. We also protect our proprietary technology and processes, in part, by confidentiality and invention assignment agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

The U.S. composition of matter patent owned by Schering AG claiming Ventavis expired in September 2004 and the U.S. process patents owned by Schering AG relating to Ventavis will expire in 2007 and 2010. Although Schering AG may have trade secrets and process patents for the manufacture of Ventavis, competitors may develop alternative ways to manufacture the drug, which could harm our competitive position. Ventavis has orphan drug exclusivity for the treatment of PAH through December 2011, which we believe will help protect our competitive position in the market.

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. A number of pharmaceutical and biotechnology companies, universities, research institutions and others may have filed patent applications or may have been granted patents that cover technologies similar to the technologies owned or licensed to us. We may choose to seek, or be required to seek, licenses under third party patents, which would likely require the payment of license fees or royalties or both. We are aware of a use patent that covers the combination of Ventavis and PDE inhibitors, which we may seek to license. Any license may not be available to us on commercially reasonable terms, or at all. Any litigation relating to intellectual property rights would likely be costly and time consuming, and if successful against us, could cause us to pay substantial damages or require us to cease development or marketing of our products.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our future product candidates or approval of new disease indications or label changes with respect to our existing product or that could jeopardize our current approvals. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Marketing Approval. The process required by the FDA before drugs may be marketed in the United States generally involves the following:

•	Preclinical laboratory and animal tests;

•	Submission of an Investigational New Drug application, or IND, which must become effective before clinical trials may begin;

•	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use or uses;

•	Pre-approval inspection of manufacturing facilities and clinical trial sites; and

•	FDA approval of an NDA or sNDA.

The testing and approval process requires substantial time, and financial resources and we cannot be certain that any new approvals for our product candidates will be granted on a timely basis if at all.

Our planned clinical trials for our product candidates may not begin or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a study;

•	reaching agreement with third party clinical trial sites and their subsequent performance in conducting accurate and reliable studies on a timely basis;

•	obtaining institutional review board approval to conduct a study at a prospective site;

•	recruiting patients to participate in a study; and

•	supply of the drug.

Prior to commencing the first clinical trial, an initial IND must be submitted to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA within the 30-day time period raises concerns or questions about the conduct of the clinical trial. In such case the IND sponsor must resolve any outstanding concerns with the FDA before the clinical trial may begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development. Further, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. Informed consent must also be obtained from the study subjects. Regulatory authorities, an institutional review board or the sponsor, may suspend or terminate a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk.

For purposes of NDA approval, human clinical trials are typically conducted in phases that may overlap:

•	Phase I—the drug is initially given to healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	Phase II—studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials.

•	Phase III—when Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites.

Results of preclinical studies and clinical trials, as well as proposed labeling and detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of the NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use or uses. A substantial user fee, currently in excess of $700,000, must also be paid with each filing unless certain limited exceptions apply. Before approving the NDA, the FDA will inspect select clinical trial sites and the facilities at which the product is manufactured, and will not approve the product unless compliance with current Good Clinical Practices, or GCP, Good Manufacturing Practices, or cGMP, is satisfactory. The FDA also may seek input from an outside advisory committee of independent experts before taking action on an application.

Once an NDA is accepted for filing, the FDA typically responds within ten months, or six months in the case of an application designated for priority review, by issuing an approval letter, approvable letter, or not approvable letter, also referred to as an action letter or response letter. An approval letter states that the drug is approved. An approvable letter is issued if the application substantially meets the FDA’s requirements and can be approved if certain conditions are met or information is provided, such as certain changes in labeling. A not approvable letter states that the application may not be approved and describes the deficiencies that must be addressed in order for the product to be approved, which could include, for example, new analyses of previously submitted data or conduct of an additional clinical trial or trials. If additional data are submitted, the FDA could extend the review period for up to an additional six months. If an additional clinical trial is required, a much larger delay would be anticipated.

The FDA has established priority and standard review classifications for NDAs. If an NDA is granted priority review, the FDA has agreed that under the Prescription Drug User Fee Act, or PDUFA, the FDA will render a review action within six months of the submission of an NDA. Priority designation may be granted to new drugs that would be a significant improvement compared to currently marketed products in the treatment or prevention of a disease. The NDA for Ventavis was granted priority review by the FDA.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase IV studies may be made a condition to be satisfied for continuing drug approval. The results of Phase IV studies can confirm the effectiveness of a product candidate and can provide important safety information. No Phase IV requirement was included with the approval of Ventavis.

Clinical trials are designed and conducted in a variety of ways. A “placebo-controlled” trial tests the safety and efficacy of a drug on a group of patients receiving the drug against a separate group receiving a placebo. In a “single-blind” study, the researcher knows into which group of the trial the patient has been placed, but the patient does not. In a “double-blind” study, neither the researcher nor the patient knows into which group the patient has been placed, or whether the patient is receiving the drug or the placebo. In such studies, experimental subjects and control subjects are assigned to groups upon admission to the study and remain in those groups for the duration of the trial.

The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA or as part of an NDA supplement for approval of a new indication if the product candidate is already approved for another indication. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data, which could include an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. Once approved, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA may prevent or limit further marketing of a product based on the results of these post-marketing programs.

Satisfaction of FDA drug approval requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug product is intended to treat a chronic disease, as is the case with the product candidates we are developing, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more. Government regulation may delay or prevent marketing of product candidates or new drugs for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages, or might contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use, or in the form of onerous risk management plans, restrictions on distribution, or post-approval study requirements. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain, additional regulatory approval for Ventavis would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Medical Devices. Medical devices used to administer a drug are also subject to FDA review. Certain devices, such as Profile’s I-neb device, require clearance from the FDA through the submission of a 510(k) notification. A 510(k) notification is a premarketing application submitted to the FDA to demonstrate that a medical device is substantially equivalent to one or more devices that were cleared through a 510(k) notification or to devices that were marketed prior to May 28, 1976 and for which the FDA has not required a premarket approval application. FDA approval of an NDA or a supplemental NDA may also be required for a drug product used with a medical device. For example, we have submitted a supplemental NDA for the administration of Ventavis using the I-neb device, and the FDA approved our supplemental NDA in August 2005. However, the I-neb is still pending 510(k) clearance. Profile has submitted its 510(k) to the FDA but there can be no assurance that the FDA will provide clearance in a timely manner to allow the launch of the I-neb device this year or at all. In addition, manufacturers of FDA-cleared devices must maintain compliance with a variety of FDA requirements, including FDA’s quality system regulations, or QSRs, for manufacturing, and medical device reporting for certain adverse events.

FDA Post-Approval Requirements. Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug and medical device manufacturers and their subcontractors are required to register their facilities with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with current Good Manufacturing Practices, or cGMPs, which impose certain quality processes, manufacturing controls and documentation requirements upon us and our third-party manufacturers in order to ensure that the product meets applicable specifications. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, fail to approve any NDA or other application, require us or our partners to recall a drug or device from distribution, shut down manufacturing operations, or withdraw approval of the NDA for that drug or any clearance or approval for a medical device. Noncompliance with cGMP or other requirements can result in issuance of warning letters, civil and criminal penalties, seizures, and injunctive action.

Labeling, Marketing and Promotion. The FDA closely regulates the labeling, marketing and promotion of drugs. While doctors are free to prescribe any drug approved by the FDA for any use, a company can make only claims relating to safety and efficacy of a drug that are consistent with FDA approval, and is allowed to actively market a drug only for the particular use and treatment approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, injunctions, and potential civil and criminal penalties. Government regulators recently have increased their scrutiny of the promotion and marketing of drugs having a high incidence of off-label use. For example, on November 9, 2004, InterMune, Inc., a biopharmaceutical company, received a subpoena from the U.S. Department of Justice requiring it to provide certain information relating to its promotion and marketing of one of its approved drugs. Our Chief Medical Officer, James Pennington, was InterMune’s Chief Medical Officer when the alleged off-label marketing activities occurred. Dr. Pennington has been advised that he is under investigation by the Department of Justice in connection with this inquiry.

Orphan Drug Designation. Ventavis received orphan drug designation in August 2004 for the treatment of PAH. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the applicant, as well as the name of the therapeutic agent and its designated orphan use are disclosed publicly by the FDA.

Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation is the first such product to receive FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that subsequent to approval the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, for seven years. The FDA may permit additional companies to market a drug for the designated condition if such companies can demonstrate clinical superiority, or if the company with the orphan drug exclusivity is not able to meet market demand. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. As a result, even now that Ventavis has been approved and has received orphan drug status, the FDA can still approve other drugs for use in treating the same indication or disease covered by Ventavis, which could create a more competitive market for us. The FDA can also still approve a drug containing iloprost for a different use than that approved for Ventavis, and any such drug could be prescribed and dispensed off-label for PAH and compete with Ventavis.

Anti-Kickback and False Claims Laws. In the United States, we are subject to various federal and state laws pertaining to healthcare “fraud and abuse,” including anti-kickback and false claims laws. The federal Anti-Kickback Law makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, offer, receive or pay any remuneration, directly or indirectly, in exchange for, or to induce, the referral of business, including the purchase, order or prescription of a particular drug, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. Violations of the law are punishable by up to five years in prison, criminal fines, administrative civil money penalties, and exclusion from participation in federal healthcare programs. In addition, many states have adopted laws similar to the federal Anti-Kickback Law. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs. Due to the breadth of these laws, and the potential for additional legal or regulatory change addressing some of our practices, it is possible that our sales and marketing practices or our relationships with physicians might be challenged under anti-kickback laws, which could harm us. Because we commercialize a product which is reimbursed under a federal healthcare program and other governmental healthcare programs, we have developed a comprehensive compliance program that establishes internal controls to facilitate adherence to the rules and program requirements to which we may be or may become subject.

False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payors (including Medicare and Medicaid) claims for reimbursed items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of Medicaid rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, are subject to scrutiny under these laws. In addition, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. In addition, certain states have enacted laws modeled after the federal False Claims Act. If the government were to allege that we were, or convict us of, violating these false claims laws, we could be subject to a substantial fine and suffer a decline in our stock price.

Other Regulations. In the United States, the research, manufacturing, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the U.S. Department of Health and Human Services (e.g., the Officer of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Employees

We had 76 full-time employees as of September 15, 2005. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

Facilities

Our headquarters is currently located in South San Francisco, California, and consists of approximately 14,145 square feet of office space. We may require additional space and facilities as our business expands.

Legal Proceedings

We are not currently subject to any material legal proceedings.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions they held as of September 15, 2005.

Name	Age	Position
Executive Officers and Directors
Donald J. Santel	45	Chief Executive Officer and Director
Thomas L. Feldman	55	President and Chief Business Officer
Christine E. Gray-Smith	56	Executive Vice President, Chief Financial Officer and Secretary
James E. Pennington, M.D.	62	Executive Vice President and Chief Medical Officer
Bradford S. Goodwin(1)(2)	51	Chairman of the Board
Robert B. Chess(3)	48	Director
David W. Gryska(1)	49	Director
James I. Healy, M.D., Ph.D.(2)(3)	40	Director
Daniel S. Janney(3)	39	Director
Howard B. Rosen(1)	47	Director
Nicholas J. Simon, III(2)	51	Director

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating and Corporate Governance Committee.

Executive Officers and Directors

Donald J. Santel is the Chief Executive Officer and a member of the board of directors of CoTherix. Mr. Santel joined CoTherix in February 2000 as President and a member of the board of directors. Mr. Santel previously served as President and Chief Executive Officer of CoTherix from April 2001 to October 2003. From October 2003 to August 2004, Mr. Santel served as President, Chief Operating Officer and Secretary. In August 2004, Mr. Santel was elected Chief Executive Officer and relinquished the positions of President and Chief Operating Officer. From October 1999 to February 2000, Mr. Santel was a consultant to Neothermia Corporation, a medical device company. From January 1998 to September 1999, Mr. Santel was President and Chief Operating Officer at Reflow, Inc., a medical device company, and from January 1998 to October 1998, he was General Manager of CardioVasc, Inc., a medical device company. From 1992 to 1997, Mr. Santel held various positions at Cardiac Pathways Corporation, a medical device company, including Vice President of Marketing and International Sales and Vice President of Clinical Engineering. Mr. Santel holds a B.S.E. in biomedical engineering from Purdue University and an M.S. in electrical engineering from the University of Minnesota.

Thomas L. Feldman is the President and Chief Business Officer of CoTherix. Mr. Feldman joined CoTherix in December 2003 as an Executive Vice President and our Chief Commercial Officer and relinquished those titles and became our President and Chief Business Officer in August 2004. From April 2003 to December 2003, Mr. Feldman served in a consulting capacity as Acting Vice President of Sales and Marketing at Genesoft Pharmaceuticals, Inc, a biopharmaceutical company. From January 1995 to December 2002, Mr. Feldman was Vice President of Sales and Marketing at Scios, Inc., a biopharmaceutical company. From 1993 through 1994, Mr. Feldman was National Sales Manager at Ortho Pharmaceutical Corporation (a Johnson & Johnson pharmaceutical company). From 1973 to 1993, he held various sales and marketing positions at Johnson & Johnson affiliate, McNeil Pharmaceutical, where he most recently served as National Sales Manager from 1990 to 1993. Mr. Feldman holds a B.S. in speech and business from North Dakota State University.

Christine E. Gray-Smith is an Executive Vice President, the Chief Financial Officer and Secretary of CoTherix. Ms. Gray-Smith joined CoTherix in April 2004. From June 2001 to April 2004, Ms. Gray-Smith

served as Chief Financial Officer of Triad Therapeutics, Inc., a biopharmaceutical company, and was promoted to Senior Vice President in 2003. From November 1997 to May 2001, Ms. Gray-Smith served as Vice President of Finance and Chief Financial Officer at Calydon, Inc., a biotechnology company. From August 1994 to November 1997, Ms. Gray-Smith served as the senior financial officer at SUGEN, Inc., a biopharmaceutical company, with her most recent title being Vice President of Finance. Previously, Ms. Gray-Smith served in senior financial management roles at Worldtalk Corporation, a provider of content security and policy management solutions, and Power Up Software Corporation. Ms. Gray-Smith also spent 9 years with the international accounting firm of Arthur Young & Company (predecessor to Ernst & Young LLP). Ms. Gray-Smith holds a B.A. in sociology from the University of California, Berkeley and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

James E. Pennington, M.D. is an Executive Vice President and the Chief Medical Officer of CoTherix. Dr. Pennington joined CoTherix in February 2004. From January 2001 to January 2004, Dr. Pennington served as Executive Vice President of Medical and Scientific Affairs at InterMune, Inc., a biopharmaceutical company. From June 1999 to January 2001, Dr. Pennington served as Senior Vice President of Research, Development and Clinical Affairs at Alpha Therapeutic Corporation, a biological and biopharmaceutical company. From October 1997 to February 1999, Dr. Pennington served as Senior Vice President of Clinical Research at Shaman Pharmaceuticals, Inc., a biopharmaceutical company. From September 1986 to June 1994, Dr. Pennington served as Director and from July 1994 to October 1997, he served as Vice President of Biological Clinical Research at Bayer Corporation. Prior to joining the pharmaceutical industry, Dr. Pennington spent 12 years as a member of the Harvard Medical School faculty. Dr. Pennington holds a B.A. from the University of Oregon and an M.D. from the University of Oregon Medical School and is Board Certified in internal medicine and infectious diseases.

Bradford S. Goodwin joined our board of directors in January 2004 and was named Chairman of the Board in September 2004. Since December 2001, Mr. Goodwin has served as Chief Executive Officer and a director of Novacea, Inc., an oncology drug development and commercialization company. From April 2000 to July 2001, Mr. Goodwin was President, Chief Operating Officer and founder of Collabra Pharma Inc., a pharmaceutical development company. From 1987 to 2000, Mr. Goodwin held various senior executive positions with Genentech, Inc., a biotechnology company, most recently Vice President of Finance. Mr. Goodwin holds a B.S. in business administration from the University of California, Berkeley.

Robert B. Chess joined our board of directors in April 2004. Mr. Chess has been the Chairman of the board of directors at Nektar Therapeutics, formerly Inhale Therapeutic Systems, a drug delivery company, since 1999 and served as Nektar’s co-Chief Executive Officer from 1999 to 2001, as Chief Executive Officer from 1992 to 1999 and as President from 1991 to 1999. From 1987 to 1989, Mr. Chess was the co-Founder and President of Penederm, Inc., a dermatological pharmaceutical company. Prior to co-founding Penederm, Mr. Chess held various management positions at Intel Corporation and Metaphor Computer Systems (now part of IBM), and was a White House fellow during the George H. W. Bush administration serving as Associate Director, Office of Policy Development. Mr. Chess serves on the board of directors of the Biotechnology Industry Organization (BIO) and is Co-Chairman of BIO’s Intellectual Property Committee. Mr. Chess is a member of the board of directors of Pharsight Corporation, as well as a trustee of the Committee for Economic Development. Mr. Chess is on the faculty of the Graduate School of Business at Stanford. Mr. Chess holds a B.S. in engineering from the California Institute of Technology and an M.B.A. from Harvard Business School.

David W. Gryska joined our board of directors in December 2004. Most recently, Mr. Gryska served for six years at Scios, Inc., a biopharmaceutical company, most recently as Senior Vice President and Chief Financial Officer. From 1993 to 1998, he served as Vice President of Finance and Chief Financial Officer at Cardiac Pathways, a medical device company. Prior to Cardiac Pathways, Mr. Gryska served as a partner at Ernst & Young LLP, an accounting firm. During his eleven years at Ernst & Young LLP, he focused on technology industries, with an emphasis on biotechnology and healthcare companies. Mr. Gryska is a member of the board of directors of Seattle Genetics, Inc., a biotechnology company. Mr. Gryska holds a B.A. in accounting and finance from Loyola University of Chicago and an M.B.A. from Golden Gate University.

James I. Healy, M.D., Ph.D. joined our board of directors in April 2001. Since June 2000, Dr. Healy has served as Managing Director of Sofinnova Ventures, a venture capital firm focusing on life sciences investments. From January 1998 to March 2000, Dr. Healy was employed at Sanderling Ventures, a venture capital firm. During 1997, Dr. Healy was a Novartis Foundation Bursary Award recipient and performed research at Brigham and Women’s Hospital. From August 1990 to July 1997, Dr. Healy was employed by the Howard Hughes Medical Institute and Stanford University. Dr. Healy is currently on the boards of directors of Intermune, Inc., a biopharmaceutical company, and several private companies. Dr. Healy holds a B.A. in molecular biology and a B.A. in Scandinavian studies from the University of California, Berkeley, and an M.D. and a Ph.D. in immunology from the Stanford School of Medicine.

Daniel S. Janney joined our board of directors in April 2001. Since 1996, Mr. Janney has been a managing director of Alta Partners, a venture capital firm. From 1993 to 1996, he was a Vice President at Montgomery Securities’ health care and biotechnology investment banking group. Mr. Janney is currently on the boards of directors of Corgentech, Inc., a biopharmaceutical company, Dynavax Technologies, Inc., a biopharmaceutical company, and several private companies. He holds a B.A. in history from Georgetown University and an M.B.A. from the Anderson School at the University of California, Los Angeles.

Howard B. Rosen joined our board of directors in September 2005. Mr. Rosen has been Vice President, Commercial Strategy at Gilead Sciences, Inc., a biopharmaceutical company, since October 2004. From June 1994 to October 2004, Mr. Rosen held roles at ALZA Corporation, a pharmaceutical company. Most recently at ALZA, Mr. Rosen served as its President; prior to this, he was the Vice President, Product Development. Previously during his 10-year tenure at ALZA, Mr. Rosen had responsibilities for mergers and acquisitions, R&D planning, and technology ventures. From 1993 to 1994, he managed the west coast practice of Integral, Inc. (now Analysis Group, Inc.), a management consulting firm; from 1989 through 1993 he served as Director, Corporate Development at GenPharm International, Inc. (a biopharmaceutical company); and prior to that, from 1987 to 1989, he was a consultant in the San Francisco office of McKinsey & Co., a management consulting firm. He has served since October 2004 on the Board of Directors of Pharsight Corporation, a software and consulting company serving the pharmaceutical and biotechnology industry, and is a member of the Stanford University Advisory Councils on Interdisciplinary Biosciences and the School of Engineering. Mr. Rosen holds an M.B.A. and a B.S. in Chemical Engineering from Stanford University and a M.S. in Chemical Engineering from MIT.

Nicholas J. Simon, III joined our board of directors in October 2003. Mr. Simon has been a General Partner at MPM Capital, a life sciences focused venture capital firm, since October 2001. From April 2000 to July 2001, Mr. Simon was Chief Executive Officer, founder and a director of Collabra Pharma Inc., a pharmaceutical development company. From 1989 to April 2000, Mr. Simon served in various management positions with Genentech, Inc., a biotechnology company, including Vice President of Business and Corporate Development. From 1999 to 2003, Mr. Simon served on the board of directors of Intermune, Inc., a biopharmaceutical company, and from 1999 to 2004, served on the board of directors of Genitope, Inc., a biotechnology company. Mr. Simon is currently on the boards of directors of Rigel Pharmaceuticals, Inc., a biopharmaceutical company and Barrier Therapeutics, Inc., a biopharmaceutical company, as well as several private companies. Mr. Simon holds a B.S. in microbiology from the University of Maryland and an M.B.A. from Loyola College.

Classified Board

Immediately after the closing of our initial public offering in October 2004, our amended and restated certificate of incorporation provided for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, upon the consummation of the offering, two of the nominees to the board were elected to one-year terms, two were elected to two-year terms and two were elected to three-year terms. Thereafter, directors will be elected for three-year terms. Dr. Healy and Messrs. Rosen and Santel have been designated Class II directors whose terms expire at the 2006 annual meeting of stockholders. Messrs. Gryska, Janney and Simon have been designated Class III directors, whose terms expire at the 2007 annual meeting of stockholders. Messrs. Goodwin and Chess were designated Class I directors and their three year terms expire at the 2008 annual meeting of stockholders. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of the Board of Directors

Audit Committee. The members of our audit committee are Messrs. Goodwin, Gryska and Rosen. Mr. Gryska chairs the audit committee. Our audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our independent auditors’ qualifications and independence; and

•	the performance of our independent auditors.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee. We believe that the composition and functioning of our audit committee meets the requirements for independence under the current Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements as applicable.

The board of directors annually reviews the Nasdaq listing standards definition of independence for audit committee members and has determined that Messrs. Goodwin, Gryska and Rosen of the Company’s audit committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards).

The board of directors has determined that Messrs. Goodwin and Gryska each qualify as an “audit committee financial expert,” as defined in applicable SEC rules. The board of directors made a qualitative assessment of Messrs. Goodwin’s and Gryska’s level of knowledge and experience based on a number of factors, including their formal education and experience as a senior financial officers for public reporting companies and experience at nationally recognized accounting firms.

Compensation Committee. The members of our compensation committee are Dr. Healy and Messrs. Goodwin and Simon. Mr. Simon chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

Nominating and Corporate Governance Committee. The members of our nominating and corporate governance committee are Mr. Chess, Dr. Healy and Mr. Janney. Dr. Healy chairs this committee. Our nominating and corporate governance committee evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors and evaluates the performance of our board of directors and of individual directors. The nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.

Director Compensation

Directors are reimbursed for travel, lodging and other reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and for meetings of any committees of our board of directors on which they serve. Prior to 2005, the Company’s directors did not receive any cash compensation for attending board or committee meetings. Beginning in 2005, each director will receive a $15,000 annual retainer, which will be paid in equal quarterly installments. The chairman of the board of directors and the chairman of the audit committee will each receive an additional $10,000 annual retainer, which will also be paid in equal quarterly installments. All of the Company’s directors will receive $1,500 for each meeting which they attend in person and $500 for each meeting which they attend by telephone.

Automatic Option Grant Program. In February 2004, the Company’s board of directors approved a program of automatic option grants for non-employee directors under our 2004 Equity Incentive Plan. This program provides for automatic option grants to non-employee directors on the terms specified below, provided that such directors remain members of the Company’s board of directors:

•	Board Members Before Initial Public Offering: Dr. Healy and Messrs. Janney, Simon, Goodwin and Chess are our non-employee directors who first joined our board of directors before the closing of our initial public offering and received or will receive options under the automatic option grant program as follows:

•	All of these directors each received an option to purchase 6,060 shares of our common stock on the first trading day of 2005 at an exercise price of $11.92 per share.

•	Dr. Healy and Messrs. Janney and Simon, each of whom has been on our board of directors for more than one year, as of the closing of our initial public offering, will receive an option to purchase 9,090 shares of our common stock on the first trading day of each subsequent year, starting in 2006.

•	Messrs. Goodwin and Chess, each of whom has been on our board of directors for less than one year, as of the closing of our initial public offering, will receive an option to purchase 6,060 shares of our common stock on the first trading day of 2006 and in each subsequent year, starting in 2007, will receive an option to purchase 9,090 shares of our common stock on the first trading day of each year.

•	Board Members After Initial Public Offering: Each non-employee director who first joins our board of directors on or after the closing of our initial public offering (“new director”) will receive options under the automatic option grant program as follows:

•	On the director’s first day of Board service, such director will receive an initial option for 18,180 shares of our common stock.

•	Starting in the year after a new director joins our board of directors, each such director will receive an option to purchase 6,060 shares of our common stock on the date of our next three annual stockholders meetings.

•	Starting in the director’s fifth year of service, a new director will receive an option to purchase 9,090 shares of our common stock on the date of each subsequent annual stockholders meeting.

•	Exercise Price and Payment Method: The exercise price of each non-employee director’s option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us, if permitted by Company policy. The non-employee director’s options have a 10-year term but expire 12 months after the director leaves our board of directors for any reason.

•	Vesting Schedule: Provided that the director continues in service with us, each initial option grant for 18,180 shares vests in 12 equal quarterly installments following the option grant date, and all other option grants each vests in four equal quarterly installments following the option grant date.

•	Vesting Acceleration: Options granted to non-employee directors under the automatic option grant program will become fully vested upon a change in control of the Company or upon the director’s death, total and permanent disability or retirement at or after age 65.

Option Grants in 2004 and 2005. In January 2004, each of Dr. Healy and Messrs. Janney, Simon and Goodwin, each a non-employee director, received an option to purchase 18,180 shares of our common stock at an exercise price of $0.5446 per share, which vests in equal quarterly installments over three years of service, and an option to purchase 6,060 shares of our common stock at an exercise price of $0.5446 per share, which vests in equal quarterly installments over one year of service. In February 2004, each of Dr. Healy and Messrs. Janney, Simon and Goodwin received an option to purchase 15,150 shares of our common stock at an exercise price of $2.1782 per share that vests in quarterly installments over three years of service. In April 2004, Mr. Chess received an option to purchase 33,330 shares of our common stock at an exercise price of $4.2904 per share that vests in quarterly installments over three years of service and an option to purchase 6,060 shares of our common stock at an exercise price of $4.2904 per share that vests in quarterly installments over one year of service.

In December 2004, Mr. Gryska joined our board of directors. Pursuant to the automatic option grant program described above, on his first date of Board service, Mr. Gryska received an initial option to purchase 18,180 shares of our common stock at an exercise price of $9.79 per share. In September 2005, Mr. Rosen joined our board of directors. Pursuant to the automatic option grant program described above, on his first date of Board service, Mr. Rosen received an initial option to purchase 18,180 shares of our common stock at an exercise price of $14.00 per share.

In January 2005, Dr. Healy and Messrs. Janney, Simon, Goodwin and Chess each received an option to purchase 6,060 shares of our common stock at an exercise price of $11.92 per share pursuant to the automatic option grant program described above.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, Dr. Healy and Messrs. Goodwin and Simon served on the compensation committee of our board of directors. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as our chief executive officer in 2004 and the three other highest paid executive officers whose salary and bonuses exceeded $100,000 for services rendered in all capacities to us during 2003 and 2004. We refer to those individuals elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

					Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus		Securities Underlying Options	All Other Compensation
Donald J. Santel(1) Chief Executive Officer	2004 2003	$252,322 215,699	$150,000 150,000		250,000 182,579	$–
Thomas L. Feldman(2) President and Chief Business Officer	2004 2003	252,218 10,000	110,000 30,000	(3)	422,720 –	– –
James E. Pennington, M.D. Executive Vice President and Chief Medical Officer	2004 2003	229,475 –	178,125 –	(4)	222,720 –	–
Christine E. Gray-Smith Executive Vice President, Chief Financial Officer and Secretary	2004 2003	177,246 –	70,775 –		149,075 –	147,468 –	(5)
W. Scott Harkonen, M.D.(6) Former Chairman of the Board and Former Chief Executive Officer	2004 2003	171,971 118,750	– 25,000		– 890,879	175,000 –	(7)

(1)	Mr. Santel resigned as our Chief Executive Officer in October 2003 and continued as our President and became our Chief Operating Officer on the same date. In August 2004, Mr. Santel relinquished the position of President and Chief Operating Officer and resumed the position of Chief Executive Officer.
(2)	Mr. Feldman joined CoTherix in December 2003.
(3)	Represents $30,000 signing bonus in 2003.
(4)	Represents a $103,125 performance bonus, a $50,000 signing bonus and a $25,000 bonus earned as a result of the closing of our initial public offering.
(5)	Represents relocation allowance.
(6)	Dr. Harkonen resigned as our Chairman of the Board and Chief Executive Officer in June 2004.
(7)	Represents severance payments.

Stock Option Grants in 2004

The following table provides information concerning stock option grants to each of our named executive officers during 2004. No stock appreciation rights have been granted to these individuals.

The shares subject to each option listed in the table vest as follows: (a) Mr. Santel’s option for 250,000 shares vests as to 25% of the shares upon completion of 12 months of continuous service from August 30, 2004 and the balance of the shares vests in equal monthly installments over the next 36 months of continuous service; (b) Mr. Feldman’s option for 222,720 shares and his option for 200,000 shares vests as to 25% of the shares upon completion of 12 months of continuous service from December 16, 2003 and August 30, 2004, respectively, and the balance of the shares vests in equal monthly installments over the next 36 months of continuous service; (c) Dr. Pennington and Ms. Gray-Smith’s options vest as to 25% of the shares upon completion of 12 months of continuous service from each officer’s first date of employment and the balance of the shares vests in equal monthly installments over the next 36 months of continuous service. In addition, options may vest and become exercisable on an accelerated basis as described below in the “Management—Employment Agreements” and “Management—Severance and Change of Control Arrangements” sections.

Percentages shown under “Percent of Total Options Granted to Employees in 2004” are based on options for an aggregate of 1,880,148 shares granted to our employees during 2004.

The exercise price of each option granted was equal to the fair market value of our common stock, as determined by our board of directors on the date of grant. Because there was no public market for our stock on the date of grant of each of these options, our board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, previous valuations, status of product development, our financial condition and prospects for future growth. To the extent permitted by applicable law, the exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed according to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by:

•	Multiplying the number of shares of stock subject to a given stock option by the closing price per share of our common stock on September 16, 2005 of $14.34 per share;

•	Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	Subtracting from that result the aggregate option exercise price.

	Individual Grants
	Number of Securities Underlying Options Granted	Percent of Total Options Granted To Employees In 2004	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms
Name					5%	10%
Donald J. Santel	250,000	13.3%	$5.00	8/29/14	$4,298,713	$7,165,282
Thomas L. Feldman	222,720	11.8	0.5446	1/8/14	4,669,583	6,930,955
Thomas L. Feldman	200,000	10.6	5.00	8/29/14	3,438,970	5,732,226
James E. Pennington, M.D.	222,720	11.8	1.0891	1/29/14	4,561,967	6,849,002
Christine E. Gray-Smith	149,075	7.9	4.2904	4/4/14	2,604,720	4,189,456
W. Scott Harkonen, M.D.(1)	–	–	–	–	—	–

(1)	Dr. Harkonen resigned as our Chairman of the Board and Chief Executive Officer in June 2004.

2004 Stock Option Values

The following table provides information concerning the number of stock options exercised during 2004 and the number of unexercised stock options held as of December 31, 2004, by each of our named executive officers. No stock appreciation rights were exercised by our named executive officers in 2004, and no stock appreciation rights were outstanding at the end of that year.

Amounts presented under the caption “Value Realized” are based on the fair market value of our common stock as of each exercise date, less the exercise price payable for such shares, multiplied by the number of shares exercised, without taking into account any taxes that might be payable in connection with the transaction. Amounts presented under the caption “Value of Unexercised In-the-Money Options at December 31, 2004” are

based on the closing price per share of our common stock as of December 31, 2004 of $11.92 per share, less the exercise price payable for such shares, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction. All of Mr. Santel’s options are immediately exercisable in full, except that (a) 80,000 shares under Mr. Santel’s option for 250,000 shares become exercisable as follows: 20,000 of the shares first become exercisable on each January 1 of 2005, 2006, 2007 and 2008; (b) Mr. Feldman’s option for 222,720 shares becomes exercisable as follows: 183,636 shares are immediately exercisable and the remaining 39,084 shares first became exercisable January 1, 2005 and his option for 200,000 shares becomes exercisable as follows: 124,259 shares are immediately exercisable, 15,741 shares first became exercisable January 1, 2005 and 20,000 of the shares first become exercisable on each January 1 of 2006, 2007 and 2008; (c) Dr. Pennington’s option for 222,720 shares becomes exercisable as follows: 91,818 shares are immediately exercisable, 91,818 additional shares first became exercisable January 1, 2005 and the remaining 39,084 shares first become exercisable January 1, 2006; and (d) Ms. Gray-Smith’s option for 149,075 shares becomes exercisable as follows: 66,730 shares are immediately exercisable, 23,307 shares first become exercisable on each January 1 of 2005, 2006 and 2007 and the remaining 12,424 shares first become exercisable January 1, 2008. Any shares purchased under unvested options will be subject to repurchase by the Company, at the original exercise price paid per share, upon the optionee’s cessation of service with us, prior to the vesting in such shares.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004
Name			Vested	Unvested	Vested	Unvested
Donald J. Santel	69,690	$267,951	200,541	383,536	$2,304,996	$3,250,276
Thomas L. Feldman	–	–	55,681	367,039	633,394	3,284,135
James E. Pennington, M.D.	91,818	293,937	–	130,902	–	1,417,786
Christine E. Gray-Smith	3,030	–	–	146,045	–	1,114,264
W. Scott Harkonen, M.D.(1)	458,316	1,912,949	–	–	–	–

(1)	Dr. Harkonen resigned as our Chairman of the Board and Chief Executive Officer in June 2004.

Employment Agreements

Donald J. Santel. We entered into an executive employment agreement dated October 8, 2003 with Mr. Santel, our Chief Executive Officer, which was amended effective August 30, 2004. The amendment provides for an annual base salary of $285,000. Mr. Santel is eligible to receive an annual bonus of up to 35% of his annual base salary upon achievement of certain performance goals mutually agreed upon by Mr. Santel and our board of directors. In addition, Mr. Santel was granted options to purchase a total of 250,000 shares of our common stock at an exercise price of $5.00 per share. The options, which are immediately exercisable, vested as to 25% of the shares on August 30, 2005 and the balance of the shares will vest in equal monthly installments over the following 36 months of his continuous service.

The agreement provides that if Mr. Santel’s service is terminated for any reason other than cause or disability, he will continue to receive his base salary for six months after his termination date and we will pay COBRA premiums for him and his dependents until the earlier of the date when they are no longer eligible for COBRA coverage and the date that is six months after his termination date. If they do not elect COBRA coverage, we will pay for health insurance coverage for him and his dependents up to the amount we would have paid for their COBRA coverage. In addition, he shall vest in such number of additional shares as he would have vested had he provided six months of additional service to the Company.

Thomas L. Feldman. We entered into an offer letter in December 2003 with Mr. Feldman that was amended effective August 30, 2004. The agreement provided for a signing bonus of $30,000 and the amendment provides for a base salary of $275,000. His target annual bonus is 35% of his annual base salary upon achievement of certain performance goals established by our Chief Executive Officer and approved by our board of directors. If we terminate Mr. Feldman’s employment for any reason other than cause or permanent disability, then he will continue to receive his base salary for six months after his termination date and we will pay his COBRA premiums until the earliest of (a) the date that is six months following his employment termination date; (b) the expiration date of his COBRA coverage or (c) the date when he becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. In the event Mr. Feldman’s employment is terminated within 12 months following a change of control, he will receive certain accelerated vesting of his options as described below in “Management—Severance and Change of Control Arrangements.”

James E. Pennington. We entered into an offer letter in February 2004 with Dr. Pennington. The agreement provides for an annual base salary of $250,000, Dr. Pennington is eligible to receive a $25,000 bonus after the signing of a license agreement for an additional compound and received a $25,000 bonus as a result of the closing of our initial public offering in October 2004. Dr. Pennington is also eligible to participate in any incentive bonus plan established for our officers. If we terminate his employment for any reason other than cause, Dr. Pennington will receive an additional six months of vesting with respect to his option and will continue to receive his base salary provided that he will receive this vesting acceleration only if he is not eligible to receive the accelerated vesting of his options upon an involuntary termination within 12 months following a change in control as described below in “Management—Severance and Change of Control Arrangements.” We will also pay his COBRA premiums for six months after his termination date.

Christine E. Gray-Smith. We entered into an offer letter in March 2004 with Ms. Gray-Smith. The agreement provides for an annual base salary of $245,000. Her target annual bonus is 30% of her annual base salary upon achievement of certain performance goals established by our Chief Executive Officer and approved by our board of directors. If we terminate her employment for any reason other than cause, then she will receive an additional six months of vesting acceleration with respect to her option provided that she will receive this vesting acceleration only if she is not eligible to receive the accelerated vesting of her options upon an involuntary termination within 12 months following a change in control as described below in “Management—Severance and Change of Control Arrangements.” We will also pay her COBRA premiums and she will continue to receive her base salary for six months after her termination date.

Severance and Change of Control Arrangements

See “Management—Employment Agreements” above for a description of the severance arrangements for Messrs. Santel and Feldman, Dr. Pennington and Ms. Gray-Smith.

For Mr. Santel’s option covering 182,579 shares granted in November 2003 and the option covering 250,000 shares granted in August 2004, if we are subject to a change in control and Mr. Santel is involuntarily terminated (a) upon the change in control, (b) within 60 days before the change in control if a person authorized by our board of directors is in discussion with a potential acquiror or (c) within 12 months after the change in control, then he will become vested in 50% of his then unvested option shares. An involuntary termination includes a termination without cause or a resignation following a material reduction in his responsibilities, a reduction in his base salary of more than 10% or relocation of Mr. Santel’s principal workplace by more than 50 miles. Mr. Santel will receive the vesting acceleration described in this paragraph or in the “Management—Employment Agreements” section, whichever results in a greater number of vested shares, but not both.

If Mr. Feldman, Dr. Pennington or Ms. Gray-Smith is subject to an involuntary termination within 12 months following a change in control of CoTherix, then the affected optionee will become vested in an additional number of option shares, as if he or she provided an additional 12 months of service following such termination.

The compensation committee of our board of directors, as plan administrator of the 2004 Equity Incentive Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by our named executive officers and any other person in connection with certain changes in control of CoTherix.

In addition, options held by the named executive officers are subject to the terms of our 2004 Equity Incentive Plan or 2000 Stock Plan as applicable. If we are merged or consolidated with another company, and such merger or consolidation results in a change in control of the Company, an option under the 2000 Stock Plan will be subject to the terms of the merger agreement, which may provide that the option continues, is assumed or substituted, fully vests or is settled for the full value of such option in cash, followed by the cancellation of such option. An option or award under the 2004 Equity Incentive Plan will be subject to the terms of the merger agreement, which may provide that the option or award continues, is assumed or substituted, fully vests or is cancelled in exchange for a cash payment equal to the spread between the exercise price and the value of our common stock on the closing date of such merger or consolidation.

We entered into a separation agreement with Dr. Harkonen, our former Chairman of the Board and Chief Executive Officer, in June 2004 that included a general release of all claims. Under the separation agreement, Dr. Harkonen will receive his base salary for 12 months in accordance with our standard payroll schedule, and we will pay COBRA premiums for him and his dependents until the earlier of (a) the date when they are no longer eligible for COBRA coverage and (b) the date that is 12 months after his termination date. If he and his dependents do not elect COBRA coverage, we will pay for their health insurance coverage up to the amount we would have paid for his and his dependents’ COBRA coverage. Dr. Harkonen also became vested in a total of 445,440 shares subject to the option that he received when he commenced service as our Chairman of the Board and Chief Executive Officer and these shares were exercised in July 2004.

Equity Benefit Plans

2000 Stock Plan

Our 2000 Stock Plan was adopted by our board of directors in February 2000 and was approved by our stockholders. After the effective date of our initial public offering in October 2004, no further option grants will be made under our 2000 Stock Plan. The options outstanding under the 2000 Stock Plan continue to be governed by their existing terms.

Share Reserve. We have reserved 3,323,032 shares for issuance under the 2000 Stock Plan. After the effective date of initial public offering in October 2004, if any options or shares awarded under the 2000 Stock Plan are forfeited or repurchased, those shares are available for grant or award under the 2004 Equity Incentive Plan.

Administration. Prior to our initial public offering in October 2004, our board of directors administered the 2000 Stock Plan and after such offering, our compensation committee administers the 2000 Stock Plan and has complete discretion to make all decisions relating to our 2000 Stock Plan. Our compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

Eligibility. Employees, non-employee members of our board of directors and consultants were eligible to participate in our 2000 Stock Plan.

Types of Awards. Our 2000 Stock Plan provides for incentive and nonstatutory stock options to purchase shares of our common stock and awards of restricted shares of our common stock. The exercise price for incentive stock options and nonstatutory stock options granted under the 2000 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns, a full-recourse promissory note, an immediate sale of the option shares through a broker designated by us, or a loan from a broker designated by us, secured by the option shares. In most cases, our options vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us. Restricted shares may be awarded under the 2000 Stock Plan in return for cash, a full-recourse promissory note, services already provided to us, and, in the case of treasury shares only, services to be provided to us in the future. Restricted shares vest at the times determined by our plan administrator.

Change in Control. If we are merged or consolidated with another company, and such merger or consolidation results in a change in control of CoTherix, an option under the 2000 Stock Plan will be subject to the terms of the merger agreement, which may provide that the option continues, is assumed or substituted, fully vests or is settled for the full value of such option in cash, followed by the cancellation of such option.

Amendments or Termination. Our board of directors may amend or terminate the 2000 Stock Plan at any time. If our board of directors amends the plan, it does not need to seek stockholder approval of the amendment unless the number of shares reserved under the plan increases or the class of persons eligible for the grant of incentive stock options materially changes. The 2000 Stock Plan will automatically terminate 10 years after the later of its adoption by our board of directors or the most recent share increase approved by our stockholders.

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan was adopted by our board of directors in February 2004 and approved by our stockholders in June 2004. The 2004 Equity Incentive Plan became effective upon the effectiveness of the registration statement related to our initial public offering in October 2004.

Share Reserve. We have reserved 1,063,530 shares of our common stock for issuance under the 2004 Equity Incentive Plan. In addition, 91,922 shares remaining available for option grant under the 2000 Stock Plan became part of the reserve under the 2004 Equity Incentive Plan in connection with our initial public offering in October 2004. In general, if options or shares awarded under the 2000 Stock Plan or the 2004 Equity Incentive Plan are forfeited or repurchased, then those options or shares will again become available for grant or award under the 2004 Equity Incentive Plan. In addition, on January 1 of each year, starting in 2005, the number of shares reserved under the 2004 Equity Incentive Plan will automatically increase by the lesser of (a) 531,765 shares and (b) 2.5% of the total number of shares of our common stock then outstanding. On January 1, 2005, an additional 491,042 shares were added to the share reserve under the 2004 Equity Incentive Plan pursuant to this automatic share increase provision.

Administration. The compensation committee of our board of directors administers the 2004 Equity Incentive Plan. The compensation committee has the complete discretion to make all decisions relating to our 2004 Equity Incentive Plan. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

Eligibility. Employees, non-employee members of our board of directors and consultants are eligible to participate in our 2004 Equity Incentive Plan:

Types of Awards. Our 2004 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

Options and Stock Appreciation Rights. The exercise price for incentive stock options and nonstatutory stock options granted under the 2004 Equity Incentive Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. A stock option agreement may provide that a new option will be granted automatically to an optionee when he or she exercises a prior option and pays the exercise price with shares of our common stock already owned by such optionee. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns, a full-recourse promissory note, an immediate sale of the option shares through a broker designated by us, or a loan from a broker designated by us, secured by the option shares.

Tax Limitations on Incentive Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or of any of our affiliates unless the following conditions are satisfied: (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (b) the term of the incentive stock option does not exceed five years from the date of grant.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the 2004 Equity Incentive Plan shall be determined by our compensation committee. The settlement value of the stock appreciation right may be paid in cash or shares of common stock or a combination of both. Options and stock appreciation rights vest at the times determined by our compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted and generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2004 Equity Incentive Plan covering more than 606,000 shares in one fiscal year, except that a newly hired employee may receive options or stock appreciation rights covering up to 909,000 shares in the first year of employment.

Restricted Shares and Stock Units. Restricted shares may be awarded under the 2004 Equity Incentive Plan. Restricted shares vest at the times determined by our compensation committee. No cash consideration shall be required of the award recipients. Stock units may be awarded under the 2004 Equity Incentive Plan. Stock units may be granted in consideration of a reduction in the recipient’s other compensation or in consideration of services rendered. Each award of stock units may or may not be subject to vesting and vesting, if any, shall occur upon satisfaction of the conditions specified by our compensation committee. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both. No participant may receive restricted shares or stock units with performance-based vesting under the 2004 Equity Incentive Plan covering more than 606,000 shares in one fiscal year, except that a newly hired employee may receive such restricted shares or stock units covering up to 909,000 shares in the first year of employment. In addition, no participant may receive stock units of more than $1,000,000 in value in a single year.

Adjustments. If there is a subdivision of our outstanding shares of common stock, a dividend declared in stock or a combination or consolidation of our outstanding shares of common stock into a lesser number of shares, corresponding adjustments will be automatically made in each of the following: (a) the number of shares of common stock available for future awards under the 2004 Equity Incentive Plan; (b) any limitation on the maximum number of shares of common stock that may be subject to awards in a fiscal year; (c) the number of shares of common stock covered by each outstanding option or stock appreciation right, as well as the exercise price under each such award; (d) the number of shares of common stock covered by the options to be granted under the automatic option grant program; or (e) the number of stock units included in any prior award that has not yet been settled.

Change in Control. If we are merged or consolidated with another company, and such merger or consolidation results in a change in control of CoTherix, an option or award under the 2004 Equity Incentive Plan will be subject to the terms of the merger agreement, which may provide that the option or award continues, is assumed or substituted, fully vests or is cancelled in exchange for a cash payment equal to the spread between the exercise price and the value of our common stock on the closing date of such merger or consolidation.

Automatic Option Grant Program. In February 2004, our board of directors approved a program of automatic option grants for non-employee directors under our 2004 Equity Incentive Plan. This program provides for automatic option grants to non-employee directors on the terms specified below, provided that such directors remain members of our board of directors:

•	Board Members Before Initial Public Offering: Dr. Healy and Messrs. Janney, Simon, Goodwin and Chess are our non-employee directors who first joined our board of directors before the closing of our initial public offering in October 2004 and received or will receive options under the automatic option grant program as follows:

•	All of these directors each received an option to purchase 6,060 shares of our common stock on the first trading day of 2005 at an exercise price of $11.92 per share.

•	Dr. Healy and Messrs. Janney and Simon, each of whom has been on our board of directors for more than one year, as of the closing of our initial public offering, will receive an option to purchase 9,090 shares of our common stock on the first trading day of each subsequent year, starting in 2006.

•	Messrs. Goodwin and Chess, each of whom has been on our board of directors for less than one year, as of the closing of our initial public offering, will receive an option to purchase 6,060 shares of our common stock on the first trading day of 2006 and in each subsequent year, starting in 2007, will receive an option to purchase 9,090 shares of our common stock on the first trading day of each year.

•	Board Members After Initial Public Offering: Each non-employee director who first joins our board of directors on or after the closing of our initial public offering (“new director”) will receive options under the automatic option grant program as follows:

•	On the director’s first day of board service, such director will receive an initial option for 18,180 shares of our common stock.

•	Starting in the year after a new director joins our board of directors, each such director will receive an option to purchase 6,060 shares of our common stock on the date of our next three annual stockholders meetings.

•	Starting in the director’s fifth year of service, a new director will receive an option to purchase 9,090 shares of our common stock on the date of each subsequent annual stockholders meeting.

•	Exercise Price and Payment Method: The exercise price of each non-employee director’s option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us, if permitted by Company policy. The non-employee director’s options have a 10-year term but expire 12 months after the director leaves our board of directors for any reason.

•	Vesting Schedule: Provided that the director continues in service with us, each initial option grant for 18,180 shares vests in 12 equal quarterly installments following the option grant date, and all other option grants each vests in four equal quarterly installments following the option grant date.

•	Vesting Acceleration: Options granted to non-employee directors under the automatic option grant program will become fully vested upon a change in control of the Company or upon the director’s death, total and permanent disability or retirement at or after age 65.

Amendments or Termination. Our board of directors may amend or terminate the 2004 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to seek stockholder approval of the amendment unless applicable law requires it. The 2004 Equity Incentive Plan will terminate on the tenth anniversary of its adoption date, unless our board decides to terminate the plan earlier.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan was adopted by our board of directors in February 2004 and amended in May 2004 and approved by our stockholders in June 2004. Our Employee Stock Purchase Plan became effective upon the effectiveness of the registration statement related to the initial public offering in October 2004. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

Share Reserve. We have reserved 293,352 shares of our common stock for issuance under our Employee Stock Purchase Plan. In addition, on January 1 of each year, starting with the year 2005, the number of shares in the reserve under our Employee Stock Purchase Plan will automatically increase by the lesser of (i) 0.75% of the total number of shares of our common stock then outstanding, or (ii) 159,529 shares. On January 1, 2005, an additional 147,312 shares were added to the share reserve under our Employee Stock Purchase Plan pursuant to this automatic share increase provision.

Administration. The compensation committee of our board of directors administers the Employee Stock Purchase Plan.

Eligibility. All of our employees are eligible to participate if we employ them for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any offering period.

Offering Periods. Each offering period will last a maximum number of months, as determined by our compensation committee, which will not exceed 12 months. A new offering period will begin periodically, as determined by our compensation committee. Offering periods may overlap or may be consecutive. The first offering period will start on the date selected by our compensation committee but will not be earlier than the effective date of the registration statement related to this offering.

Amount of Contributions. Our Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions. An employee’s payroll deductions may not exceed 15% of the employee’s annual cash compensation. Purchases of our common stock will generally occur on the last day of the accumulation period selected by our compensation committee. Each participant may purchase up to the maximum number of shares determined by our compensation committee on any purchase date, not to exceed 781 shares. The value of the shares purchased in any calendar year may not exceed $25,000.

Purchase Price. The price of each share of common stock purchased under our Employee Stock Purchase Plan will be determined by our compensation committee but will not be less than 85% of the lower of:

•	the fair market value per share of our common stock on the date immediately before the first day of the applicable offering period; or

•	the fair market value per share of our common stock on the purchase date.

Adjustments. The total number of shares of our common stock offered under our Employee Stock Purchase Plan, the 781-share limitation on each purchase date and the price of shares of our common stock that any participant has elected to purchase will be adjusted proportionately for any increase or decrease in the number of outstanding shares of our common stock resulting from a subdivision or consolidation of shares or the payment of a stock dividend, any other increase or decrease in such shares effected without receipt or payment of consideration by us, the distribution of the shares of a subsidiary to our stockholders or a similar event.

Other Provisions. Employees may end their participation in our Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us. If a change in control of CoTherix occurs, our Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors may amend or terminate our Employee

Stock Purchase Plan at any time. If our board of directors increases the number of shares of common stock reserved for issuance under our Employee Stock Purchase Plan, except for the automatic increases described above, it must seek the approval of our stockholders.

401(k) Retirement and Deferred Savings Plan

We maintain a retirement and deferred savings plan, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. This plan allows each participant to contribute up to 20% of his or her pre-tax compensation, up to a statutory limit, which is $13,000 (or $16,000 for employees over 50 years of age) in calendar year 2004. Under the plan, each employee is fully vested in his or her deferred salary contributions. The plan also permits us to make discretionary contributions and matching contributions. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, and against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of CoTherix. In addition, the amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We maintain liability insurance which insures our directors and officers against certain losses and insures us with respect to our obligations to indemnify our directors and officers.

In addition, we have entered into separate indemnification agreements with each director and officer. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officer, employees or agents in which indemnification would be required or permitted. We believe provisions in our amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Capital Stock Issuances

From our inception through December 31, 2004, the following executive officers, directors and holders of more than 5% of our voting securities have purchased securities in the amounts as of the dates set forth below.

	Common Stock		Series A Preferred Stock(1)	Series B Preferred Stock(1)	Series C Preferred Stock(1)
Directors and Executive Officers
Bradford S. Goodwin	39,390		–	–	–
James E. Pennington, M.D.	91,818		–	–	–
James I. Healy, M.D., Ph.D.	39,390		–	–	–
Donald J. Santel	69,690		–	–	–
Nicholas J. Simon, III	3,030		–	–	–
Christine E. Gray-Smith	3,030		–	–	–

Entities Affiliated with Directors(2)
Entities affiliated with Alta Partners(3)	500,717	(4)	–	673,332	2,349,116
Entities affiliated with MPM Capital(5)	554,617	(6)	–	–	3,220,278
Entities affiliated with Sofinnova Venture Partners(7)	500,603	(8)	–	673,332	1,073,424

Other 5% Stockholders
Entities affiliated with Frazier Healthcare(9)	166,385	(10)	–	–	966,083
Entities affiliated with Sofinnova Capital IV FCPR	219,708	(11)	–	–	1,275,693
Price Per Share	$0.005-4.2904	(12)	$2.475	$4.455	$5.693	(13)
Date(s) of Purchase	02/00-4/04		03/00 and 11/00	04/01 and 06/01	10/03 and 02/04

(1)	Upon the consummation of our initial public offering in October 2004 each share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock was converted into 1.0382, 1.0626 and 1.0686 shares of common stock, respectively.
(2)	Unless otherwise noted, shares held by affiliated persons and entities have been combined for the purposes of this chart.
(3)	Includes shares of our common stock, Series B and Series C redeemable convertible preferred stock held by Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC and shares of our Series C redeemable convertible preferred stock held by Alta Bio Pharma Partners III, L.P., Alta Bio Pharma Partners GmbH & Co. Beteiligungs KG and Alta Embarcadero Bio Pharma Partners III, LLC. Reflects the conversion of convertible promissory notes issued to Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC in June and August 2003 in the aggregate principal amount of $576,163. The principal and interest of these convertible promissory notes were converted into shares of our Series C redeemable convertible preferred stock in October 2003 at a weighted average price of $3.581 per share. Also reflects the conversion and cancellation of warrants to purchase shares of our redeemable convertible preferred stock issued to Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC into 142,291 shares of our common stock in October 2003. Daniel S. Janney, one of our directors, is a managing director of Alta California Management Partners III, LLC, the general partner of Alta California Partners III, L.P. and a manager of Alta Embarcadero Partners III, LLC.
(4)	Includes 358,426 shares of common stock purchased by Alta California Partners III, L.P. in our October 2004 initial public offering at the offering price of $6.00 per share.
(5)	Includes shares held by MPM Bioventures III-QP, L.P., MPM Bioventures III, L.P., MPM Bioventures III Parallel Fund, L.P., MPM Bioventures III GmbH & Co. Beteiligungs KG and MPM Asset Management

Investors 2003 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures GmbH & Co. Beteiligungs KG, MPM BioVentures III, L.P., and MPM BioVentures III Parallel Fund, L.P. Nicholas J. Simon, III, one of our directors, is a general partner at MPM Asset Management LLC, Investors 2003 BVIII LLC and holds voting and dispositive power for the shares held of record by MPM BioVentures III LLC.

(6)	Consists of shares of common stock purchased in our October 2004 initial public offering at the offering price of $6.00 per share.
(7)	Includes shares held by Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P. Reflects the conversion of convertible promissory notes issued to Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P. in June and August 2003 in the aggregate principal amount of $575,838. The principal and interest of these convertible promissory notes were converted into shares of our Series C redeemable convertible preferred stock in October 2003 at a weighted average price of $3.581 per share. Also, reflects the conversion and cancellation of warrants to purchase shares of our redeemable convertible preferred stock issued to Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P. into 142,177 shares of our common stock in October 2003. James I. Healy, M.D., Ph.D., one of our directors, is a managing director of Sofinnova Management V, LLC, the general partner of Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P.
(8)	Includes 358,426 shares of common stock purchased in our October 2004 initial public offering at the offering price of $6.00 per share.
(9)	Includes shares held by Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P.
(10)	Consists of shares of common stock purchased in our October 2004 initial public offering at the offering price of $6.00 per share.
(11)	Consists of shares of common stock purchased in our October 2004 initial public offering at the offering price of $6.00 per share.
(12)	The consideration for the common stock issued in October 2003 to Alta California Partners III, L.P., Sofinnova Venture Partners V, L.P., and certain of our other stockholders and as described in footnotes 3 and 7 above was the conversion and cancellation of warrants to purchase shares of our redeemable convertible preferred stock then held by such stockholders. The stated price range does not apply to any shares purchased in our initial public offering.
(13)	$5.693 is the stated purchase price of our shares of Series C redeemable convertible preferred stock. The price per share indicated for the sales of shares of our Series C redeemable convertible preferred stock does not reflect the rate at which the convertible promissory notes that were issued in June and August 2003 converted into shares of our Series C redeemable convertible preferred stock.

Investor Rights Agreement

We have entered into an investor rights agreement with certain of our stockholders. Pursuant to the investor rights agreement, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other securityholders after this offering, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock. In addition, holders of registration rights may require us on not more than two occasions, to file a registration statement under the Securities Act with respect to their shares of common stock. These rights have been waived in connection with this offering. Further, the holders of registration rights may require us to register their shares on Form S-3 when this form becomes available to us. These rights shall terminate altogether five years after the effective date of the closing of our initial public offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell within a three-month period all of its shares pursuant to Rule 144 under the Securities Act. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Agreements with Executive Officers and Directors

We have entered into the following agreements with our executive officers and directors:

Consulting Agreement. In February 2000, we entered into a consulting agreement with Gerard Turino, M.D., then one of our directors. Since February 2000, we have paid Dr. Turino $6,250 per month for consulting work related to the development of CTX-100. Dr. Turino resigned as a director in October 2003. In February 2004, we entered into a new agreement with Dr. Turino on substantially the same terms as the February 2000 agreement. The February 2004 agreement expired pursuant to its own terms on December 31, 2004.

Indemnification Agreements. We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. See “Management—Limitations on Director’s Liability and Indemnification Agreements.”

Other Agreements. We have entered into employment agreements and change of control agreements with our executive officers and a separation agreement with a former executive officer. For more information regarding these agreements, see “Management—Employment Agreements” and “Management—Severance and Change of Control Agreements.”

Stock Options Granted to Executive Officers

In March 2005, the compensation committee of our board of directors granted stock options to each of the following executive officers to acquire the following number of shares of our common stock: (a) Mr. Santel: 200,000 shares; (b) Mr. Feldman: 150,000 shares; and (c) Dr. Pennington and Ms. Gray-Smith: each, 100,000 shares.

Each option has an exercise price of $8.30 per share, which is equal to the closing price per share on March 10, 2005, as reported in the Wall Street Journal, representing pursuant to the 2004 Equity Incentive Plan the fair market value of the March 11, 2005 grants. Each executive officer’s options in the aggregate will become exercisable with respect to 25% of the shares subject to the options upon the optionee’s completion of 12 months of service after the date of grant and with respect to an additional 2.08333% of the shares subject to the options upon the optionee’s completion of each of the next 36 months of service thereafter.

The option agreements for each of the options granted to the executive officers described above provides for the following acceleration of vesting in the event of and following a change in control of the Company. An option will become exercisable with respect to 50% of the then unvested option shares upon the occurrence of a change in control before the optionee’s service terminates. If an optionee is involuntarily terminated within 12 months after the change in control, then the option will become exercisable in full with respect to all of the option shares. An involuntary termination includes a termination without cause or a resignation following a material reduction in responsibilities, a reduction in base salary of more than 10% or a relocation of the optionee’s principal workplace by more than 30 miles.

Executive Officer 2004 Bonuses

In March 2005, the compensation committee of the board of directors approved 2004 bonuses for our executive officers. See “Executive Compensation—Summary Compensation Table.”

Director Stock Options

Our non-employee directors were granted options to purchase shares of our common stock in 2004 and 2005. See “Director Compensation.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of September 15, 2005 and as adjusted to reflect the sale of the shares of common stock in this offering and the conversion of all outstanding shares of our convertible preferred stock by:

•	each person known by us to be the beneficial owner of more than 5% of any class of our voting securities;

•	our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	the selling stockholders selling shares in this offering.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each, director, executive officer or 5% or more stockholder, as the case may be. Unless otherwise indicated, to our knowledge, each stockholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person’s spouse.

This table lists applicable percentage ownership based on 23,996,946 shares of common stock outstanding as of September 15, 2005 and also lists applicable percentage ownership based on 27,996,946 shares of common stock outstanding after the closing of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of September 15, 2005, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated, the address for each of the stockholders in the table is c/o CoTherix, Inc, 5000 Shoreline Court, Suite 101, South San Francisco, California 94080.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned Prior to Offering(1)		Shares Issuable Pursuant to Options Exercisable Within 60 Days of September 15, 2005	Shares Being Sold in the Offering(2)	Shares of Common Stock Beneficially Owned After the Offering(1)
	Number	Percentage			Number	Percentage
5% Stockholders
Entities affiliated with MPM Capital(3) 601 Gateway Boulevard, Suite 350 South San Francisco, CA 94080	3,995,804	16.65%	–	252,686	3,743,118	13.37%
Entities affiliated with Alta Partners(4) One Embarcadero Center, Suite 4050 San Francisco, CA 94111	3,726,463	15.53	–	247,314	3,479,149	12.43
Entities affiliated with Sofinnova Venture Partners(5) 140 Geary Street, 10th Floor San Francisco, CA 94108	2,363,144	9.85	–	–	2,363,144	8.44
Sofinnova Capital IV FCPR(6) 17 rue de Surene 75008 Paris France	1,582,913	6.60	–	–	1,582,913	5.65

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned Prior to Offering(1)		Shares Issuable Pursuant to Options Exercisable Within 60 Days of September 15, 2005	Shares Being Sold in the Offering(2)	Shares of Common Stock Beneficially Owned After the Offering(1)
	Number	Percentage			Number	Percentage
Executive Officers and Directors
Donald J. Santel(7)	524,077	2.14%	454,387	–	524,077	1.84%
Thomas L. Feldman	362,720	1.49	312,720	–	362,720	1.28
James E. Pennington, M.D.(8)	183,636	*	91,818	–	186,636	*
Christine E. Gray-Smith(9)	90,037	*	84,037	–	90,037	*
Robert B. Chess	43,935	*	43,935	–	43,935	*
Bradford S. Goodwin(10)	43,935	*	4,545	–	43,935	*
James I. Healy, M.D., Ph.D.(5)(6)(11)	3,989,992	16.62	4,545	–	3,989,992	14.25
Daniel S. Janney(4)	3,770,398	15.68	43,935	–	3,523,084	12.56
Nicholas J. Simon, III(3)(12)	4,042,769	16.82	43,935	–	3,790,083	13.52
David W. Gryska	6,060	*	6,060	–	6,060	*
Howard B. Rosen	–	*	–	–	–	*
W. Scott Harkonen, M.D.(13) 730 Polhemus Road, Suite 101 San Mateo, CA 94402	460,700	1.92	–	–	460,700	1.65
All executive officers and directors as a group (12 persons)	13,518,259	53.89	1,089,917	–	13,018,259	44.76

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)	Includes shares of our common stock issuable pursuant to options exercisable within 60 days of September 15, 2005.
(2)	Does not include shares subject to the underwriters’ over-allotment option.
(3)	Includes 3,326,207 shares held of record by MPM Bioventures III-QP, L.P., 223,643 shares held of record by MPM BioVentures III, L.P., 100,452 shares held of record by MPM BioVentures III Parallel Fund, L.P., 281,104 shares held of record by MPM BioVentures III GmbH & Co. Beteiligungs KG and 64,398 shares held of record by MPM Asset Management Investors 2003 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures GmbH & Co. Beteiligungs KG, MPM BioVentures III, L.P., and MPM BioVentures III Parallel Fund, L.P. Mr. Simon, one of our directors, is a general partner at MPM Asset Management LLC and holds voting and dispositive power for the shares held of record by MPM BioVentures III LLC. Mr. Simon disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(4)	Includes 2,301,037 shares held of record by Alta California Partners III, L.P., 62,226 shares held of record by Alta Embarcadero Partners III, LLC, 1,248,583 shares of record held by Alta BioPharma Partners III, L.P., 83,851 shares held by Alta BioPharma Partners GmbH & Co. Beteiligungs KG and 30,766 shares held by Alta Embarcadero BioPharma Partners III, LLC. Certain principals of Alta Partners II, Inc. are managing directors of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.), managers of Alta Embarcadero Partners III, LLC, directors of Alta BioPharma Management Partners III, LLC (which is the general partner of Alta Embarcadero BioPharma Partners III, L.P. and Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and managers of Alta BioPharma Partners III, LLC. As managing directors and managers of such funds, they may be deemed to share voting and investment powers over the shares held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein. Mr. Janney, one of our directors, is a managing director of Alta California Management Partners III, LLC, the general partner of Alta California Partners III, L.P. and a manager of Alta Embarcadero Partners III, LLC. Mr. Janney disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(5)	Includes 1,912,480 shares held of record by Sofinnova Venture Partners V, L.P., 62,917 shares held of record by Sofinnova Venture Affiliates V, L.P. and 29,321 shares held of record by Sofinnova Venture Principals V, L.P. Sofinnova Management V, LLC is the general partner of Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P., and Sofinnova Venture Principals V, L.P. Dr. Healy, one of our directors, is a managing director of Sofinnova Management V, LLC. Sofinnova Management V, LLC has a nominal pecuniary interest in Sofinnova Capital IV FCPR. Dr. Healy disclaims beneficial ownership of any of the shares held by the aforementioned parties, except to the extent of his pecuniary interest therein.
(6)	The managing members of Sofinnova Capital IV FCPR have a nominal pecuniary interest in Sofinnova Management V, LLC.
(7)	Includes 69,690 shares held in a trust for the benefit of Mr. Santel.
(8)	Includes 91,818 shares held in a trust for the benefit of Dr. Pennington.
(9)	Includes 3,030 shares held as community property for the benefit of Mrs. Gray-Smith and Mr. Brad Gray-Smith.
(10)	Includes 39,390 shares held by Mr. Goodwin and his wife as joint tenants. Mr. Goodwin holds a limited partnership interest in Sofinnova Venture Affiliates V, L.P., a beneficial owner of more than 5% of our voting securities. Mr. Goodwin disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Venture Affiliates V, L.P., except to the extent of his pecuniary interest therein.

(11)	Dr. Healy is a shareholder of the general partner of Sofinnova Capital IV FCPR, a beneficial owner of more than 5% of our voting securities. In addition, Dr. Healy holds a limited partnership interest in Alta Embarcadero Partners III, LLC, a beneficial owner of more than 5% of our voting securities. Dr. Healy disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Capital IV FCPR and Alta Embarcadero Partners III, LLC, except to the extent of his pecuniary interest therein.
(12)	Mr. Simon holds a limited partnership interest in Sofinnova Venture Affiliates V, L.P., a beneficial owner of more than 5% of our voting securities. Mr. Simon disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Venture Affiliates V, L.P., except to the extent of his pecuniary interest therein.
(13)	Dr. Harkonen resigned as our Chairman of the Board and Chief Executive Officer on June 25, 2004. Pursuant to a separation agreement, Dr. Harkonen became vested in 274,680 shares of common stock pursuant to options previously granted to him. Dr. Harkonen exercised these options and acquired these 274,680 shares of common stock on July 29, 2004.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. The following description of our capital stock is not complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws and by the provisions of applicable Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of September 15, 2005, we had 23,996,946 shares of common stock outstanding, held by 49 stockholders of record as of such date. In addition, as of September 15, 2005, there were 3,584,490 shares of common stock subject to outstanding options. Upon the closing of this offering, there will be 27,996,946 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option or additional exercise of outstanding options.

The holders of common stock are each entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of CoTherix and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Registration Rights

We have entered into an investor rights agreement with certain of our stockholders. Pursuant to the investor rights agreement, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other securityholders, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock. In addition, holders of registration rights may require us on not more than two occasions, to file a registration statement under the Securities Act with respect to their shares of common stock. These rights have been waived in connection with this offering. Further, the holders of registration rights may require us to register their shares on Form S-3 when this form becomes available to us. These rights shall terminate altogether five years after the effective date of the closing of our initial public offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell within a three-month period all of its shares pursuant to Rule 144 under the Securities Act. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Delaware Anti-Takeover Law and Our Certificate of Incorporation and Bylaw Provisions

Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of CoTherix to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	the person became an interested stockholder, on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

A “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Our certificate of incorporation and bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. Our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholders’ notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders which could delay or deter takeover attempts or changes in management. In addition, our bylaws provide that special meetings of the stockholders can only be called by our Chairman of the Board, our Chief Executive Officer, or our board of directors. Our certificate of incorporation divides our board of directors into three classes, each with staggered three-year terms. As a result, only one class of directors, consisting of two to three directors per class, will be elected at each annual meeting of stockholders. Each of the two other classes of directors will continue to serve for the remainder of its respective three-year term. These provisions, which require the vote of stockholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services. The transfer agent’s address is 250 Royall Street, Mail Stop 45-02-62, Canton, MA 02021.

The Nasdaq National Market Quotation

Our common stock is quoted on The Nasdaq National Market under the trading symbol “CTRX.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

Sales of Restricted Shares

Based on shares outstanding on September 15, 2005 upon the closing of this offering, we will have outstanding an aggregate of 27,996,946 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of options outstanding prior to the closing of this offering. Of these shares, the 4,500,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one of our existing stockholders or affiliates, as that term is defined in Rule 144 under the Securities Act, purchases such shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, which are summarized below. All of these restricted shares will be available for resale in the public market in reliance on Rules 144, 144(k) and 701 at various times following effectiveness subject in some cases to volume and other limits and the terms of the lock-up agreements described below. The table below sets forth the approximate number of shares eligible for future sale based on our shares outstanding on September 15, 2005 and shares sold in this offering.

Days after Effective Date of this Prospectus	Approximate Additional Number of Shares Becoming Eligible for Future Sale	Comment
On effectiveness		Freely tradable shares sold in this offering; shares eligible for sale under Rule 144(k) that are not locked up

At various times after 90 days following effectiveness		Lock-up released; shares eligible for sale under Rules 144, 144(k) or 701

Additionally, of the 3,584,490 shares of our common stock issuable upon exercise of options outstanding as of September 15, 2005, approximately                      shares will be vested and eligible for sale 90 days after the closing of this offering.

Our officers, directors and other affiliates are eligible to sell shares of our common stock they hold under Rule 144. In general, under Rule 144 as currently in effect, a person or persons whose shares are required to be aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 279,969 shares immediately after the offering, based on shares outstanding as of September 15, 2005; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of CoTherix at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Options

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock option plans, with the exception of options or rights granted to entities that are not natural persons, may be resold (a) by persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144 and (b) by affiliates, subject to the manner-of-sale, current public information, volume limitations and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

We have filed a registration statement on Form S-8 under the Securities Act with the Securities and Exchange Commission to register all shares of our common stock which have been reserved for issuance under our stock option plans and employee stock purchase plan. The registration statement is effective. Accordingly, shares covered by this registration statement are eligible for sale in the public market subject to Rule 144 volume limitations applicable to our affiliates, and upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares.

Lock-up Agreements

Each of our directors, executive officers and certain of our stockholders, including stockholders affiliated with certain of our directors, which directors, executive officers and stockholders held in aggregate approximately     % of our outstanding common stock as of                     , 2005, have agreed, subject to specified exceptions, that without the prior written consent of CIBC World Markets Corp. and UBS Securities LLC, they will not sell or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exchangeable or exercisable shares of our capital stock or any other rights to purchase or acquire our capital stock for a period of 90 days from the date of the final prospectus for this offering. CIBC World Markets Corp. and UBS Securities LLC may, in their sole discretion, permit early release of shares subject to the lock-up agreements. In considering any request to release shares subject to a lock-up agreement, CIBC World Markets Corp. and UBS Securities LLC will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 90-day lock-up period will be extended until 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable.

Registration Rights

The holders of record of up to 11,673,259 shares of our outstanding common stock as of September 15, 2005, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. These rights have been waived in connection with this offering. See “Description of Capital Stock—Registration Rights.”

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and UBS Securities LLC are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Corp.
UBS Securities LLC
Piper Jaffray & Co.
Needham & Company, LLC

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about              against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $             per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We and the selling stockholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 337,500 additional shares from us and 337,500 additional shares from the selling stockholders to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $             million and the total proceeds to us will be $             million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
(in thousands, except per share data)
Underwriting discounts and commissions paid by us	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $600,000. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our executive officers and directors, certain stockholders and the selling stockholders, holding an aggregate of                      shares of our common stock, have agreed to a 90-day “lock-up” from the date of the final prospectus of shares of common stock and other of our securities that they beneficially own, including securities that are exchangeable or exercisable for shares of common stock. This means that, for a period of 90 days from the date of the final prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and UBS Securities LLC. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 90-day lock-up period will be extended until 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making—Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

A prospectus in electronic format may be made available on a website maintained by one or more of the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on The Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock to be issued in this offering will be passed upon for CoTherix by Morrison & Foerster LLP, San Francisco, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Cooley Godward LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements at December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004 and for the period from inception (February 10, 2000) to December 31, 2004, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act registering the common stock to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement and the exhibits and schedules filed as a part of the registration statement. For further information concerning our company and the common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference. We file annual, quarterly and special reports, proxy statements and other information with the Commission. These documents and the registration statement, including the accompanying exhibits and schedules, may be inspected at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

COTHERIX, INC.

Page
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2003 and 2004	F-3
Statements of Operations for the years ended December 31, 2002, 2003, 2004 and for the period from inception (February 10, 2000) to December 31, 2004	F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the period from inception (February 10, 2000) to December 31, 2004	F-5
Statements of Cash Flows for the years ended December 31, 2002, 2003, and 2004 and for the period from inception (February 10, 2000) to December 31, 2004	F-7
Notes to Financial Statements	F-8
Condensed Balance Sheets as of December 31, 2004 and June 30, 2005 (unaudited)	F-25
Condensed Statements of Operations (unaudited) for the three and six month periods ended June 30, 2004 and 2005	F-26
Condensed Statements of Cash Flows (unaudited) for the six months ended June 30, 2004 and 2005	F-27
Notes to Unaudited Condensed Financial Statements	F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CoTherix, Inc.

We have audited the accompanying balance sheets of CoTherix, Inc. (a development stage company) as of December 31, 2003 and 2004, and the related statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004, and for the period from inception (February 10, 2000) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CoTherix, Inc. (a development stage company) at December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, and for the period from inception (February 10, 2000) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Palo Alto, California

March 24, 2005

COTHERIX, INC.

(a development stage company)

BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2003	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$20,549	$43,251
Prepaids and other current assets	630	876

Total current assets	21,179	44,127
Restricted cash	53	144
Property and equipment, net	111	1,139
Acquired product rights	–	9,000

Total assets	$21,343	$54,410

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$393	$376
Accrued compensation	351	1,333
Accrued clinical development liabilities	–	596
Accrued acquired product rights	–	9,000
Other accrued liabilities	357	1,657
Liability for early exercise of stock options	–	245

Total current liabilities	1,101	13,207
Liability for early exercise of stock options—non-current portion	–	38
Deferred rent—non-current portion	–	261
Commitments
Redeemable convertible preferred stock, $0.001 par value; 12,342,184 shares and no shares authorized at December 31, 2003 and 2004, respectively; issuable in series; 7,814,751 shares and no shares issued and outstanding at December 31, 2003 and 2004, respectively; aggregate liquidation preference of $40,300 and $0 at December 31, 2003 and 2004, respectively	40,291	–
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares and 10,000,000 shares authorized at December 31, 2003 and 2004, respectively; no shares issued and outstanding at December 31, 2003 and 2004, respectively	–	–
Common stock, $0.001 par value; 16,685,121 shares and 100,000,000 shares authorized at December 31, 2003 and 2004, respectively; 706,271 shares and 19,426,688 shares issued and outstanding at December 31, 2003 and 2004, respectively	1	19
Additional paid-in capital	11,175	111,698
Deferred stock compensation	(9,997)	(11,729)
Deficit accumulated during development stage	(21,228)	(59,084)

Total stockholders’ equity (deficit)	(20,049)	40,904

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$21,343	$54,410

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,			Period from Inception (February 10, 2000) to December 31, 2004
	2002	2003	2004
Grant revenue	$44	$15	$–	$99
Operating expenses:
Research and development	3,203	2,063	15,577	23,699
Selling, general and administrative	1,422	2,830	7,840	13,358
Acquired product rights	175	6,065	7,150	13,390
Amortization of employee stock-based compensation related to:
Research and development	–	–	1,748	1,748
Selling, general and administrative	–	656	5,940	6,596

Total operating expenses	4,800	11,614	38,255	58,791

Loss from operations	(4,756)	(11,599)	(38,255)	(58,692)
Interest and other income	74	55	469	788
Interest and other expense	(2)	(1,084)	(10)	(1,102)

Net loss	(4,684)	(12,628)	(37,796)	(59,006)
Accretion to redemption value of redeemable convertible preferred stock	–	(18)	(60)	(78)
Deemed dividend upon issuance of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	–	(14,332)	(24,987)	(39,319)

Net loss attributable to common stockholders	$(4,684)	$(26,978)	$(62,843)	$(98,403)

Basic and diluted net loss per share attributable to common stockholders	$(12.67)	$(59.49)	$(13.39)

Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	369,645	453,509	4,692,097

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share and per share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2000	525,196	$1,266	355,515	$–	$3	$–	$(1,015)	$(1,012)
Issuance of Series B preferred stock at $4.46 per share for cash, net of issuance costs of $131, in April and September 2001	2,019,989	8,869	–	–	–	–	–	–
Issuance of common stock at $0.45 per share for cash upon exercise of options in November 2001	–	–	8,078	–	4	–	–	4
Fair value of stock options issued for services	–	–	–	–	2	–	–	2
Net and comprehensive loss	–	–	–	–	–	–	(2,883)	(2,883)

Balance at December 31, 2001	2,545,185	10,135	363,593	–	9	–	(3,898)	(3,889)
Issuance of common stock at $0.45 per share for cash upon exercise of options in January and August 2002	–	–	5,049	–	2	–	–	2
Issuance of common stock for license agreement at $0.45 per share in September 2002	–	–	16,832	1	7	–	–	8
Fair value of stock options issued for services	–	–	–	–	3	–		3
Net and comprehensive loss	–	–		–	–	–	(4,684)	(4,684)

Balance at December 31, 2002	2,545,185	10,135	385,474	1	21	–	(8,582)	(8,560)
Issuance of preferred stock warrants for cash in June and August 2003	–	2	–	–	–	–	–	–
Debt discount related to the issuance of warrants with convertible debt financing in June and August 2003	–	636	–	–	–	–	–	–
Beneficial conversion feature associated with convertible debt financing in June and August 2003	–	410	–	–	–	–	–	–
Issuance of Series C redeemable convertible preferred stock at $5.69 per share for cash, net of issuance costs of $216 in October 2003	4,879,166	27,562	–	–	–	–	–	–
Beneficial conversion feature of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	–	–	302,652	–	14,332	–	–	14,332
Deemed dividend for Series C redeemable convertible preferred stock	–	–	–	–	(14,332)	–	–	(14,332)
Issuance of preferred stock at $5.69 and $1.90 per share upon conversion of debt and interest in October 2003	390,400	1,528	–	–	–	–	–	–
Accretion to redemption value of redeemable convertible preferred stock	–	18	–	–	–	–	(18)	(18)
Issuance of common stock at $0.25 and $0.45 per share for cash upon exercise of options in September and December 2003	–	–	18,145	–	8	–	–	8
Deferred stock compensation	–	–	–	–	10,653	(10,653)	–	–
Fair value of stock options issued for services	–	–	–	–	493	–	–	493
Amortization of deferred stock compensation	–	–	–	–	–	656	–	656
Net and comprehensive loss	–	–	–	–	–	–	(12,628)	(12,628)

Balance at December 31, 2003	7,814,751	40,291	706,271	1	11,175	(9,997)	(21,228)	(20,049)

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY (DEFICIT)—(CONTINUED)

(In thousands, except share and per share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2003	7,814,751	$40,291	706,271	$1	$11,175	$(9,997)	$(21,228)	$(20,049)
Issuance of Series C redeemable convertible preferred stock at $5.69 per share for cash, net of issuance costs of $13 in February 2004	4,391,286	$24,987	–	–	–	–	–	–
Beneficial conversion feature of Series C redeemable convertible preferred stock	–	–	–	–	24,987	–	–	24,987
Deemed dividend for Series C redeemable convertible preferred stock	–	–	–	–	(24,987)	–	–	(24,987)
Accretion to redemption value of redeemable convertible preferred stock	–	60	–	–	–	–	(60)	(60)
Issuance of common stock at $5.00 per share for services rendered in September 2004	–	–	2,424	–	12	–	–	12
Issuance of common stock at $0.45 to $4.29 upon exercise of stock options in 2004	–	–	410,203	–	210	–	–	210
Vesting of common stock from early exercise of stock options	–	–	292,520	–	174	–	–	174
Deferred stock compensation	–	–	–	–	13,559	(13,559)	–	–
Fair value of stock options issued for services	–	–	–	–	193	–	–	193
Amortization of deferred stock compensation	–	–	–	–	–	7,688	–	7,688
Reversal of deferred stock compensation due to employee terminations	–	–	–	–	(4,139)	4,139	–	–
Issuance of common stock at $6.00, net of offering costs of $4,806 in October 2004	–	–	5,000,000	5	25,189	–	–	25,194
Conversion of redeemable convertible preferred stock into common stock in October 2004	(12,206,037)	(65,338)	13,015,270	13	65,325	–	–	65,338
Net and comprehensive loss	–	–	–	–	–	–	(37,796)	(37,796)

Balance at December 31, 2004	–	$–	19,426,688	$19	$111,698	$(11,729)	$(59,084)	$40,904

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Years Ended December 31,			Period from Inception (February 10, 2000) to December 31, 2004
	2002	2003	2004
Cash flows from operating activities:
Net loss	$(4,684)	$(12,628)	$(37,796)	$(59,006)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	22	27	263	319
Amortization of deferred stock compensation, net of reversals	–	656	7,688	8,344
Fair value of stock options issued for services	3	493	205	705
Loss on disposal of fixed assets	–	–	19	19
Issuance of common stock for license agreement	8	–	–	8
Non-cash interest expense	–	1,077	–	1,077
Changes in assets and liabilities:
Grant receivable	(44)	84	–	–
Prepaid and other current assets	57	(548)	(246)	(876)
Restricted cash	–	–	(91)	(144)
Other long-term assets	–	44	–	–
Acquired product rights	–	–	(9,000)	(9,000)
Accounts payable	(137)	188	(17)	376
Accrued compensation	16	328	982	1,333
Accrued clinical development liabilities	79	(79)	596	596
Accrued acquired product rights	–	–	9,000	9,000
Other accrued liabilities	52	271	1,278	1,635

Net cash used in operating activities	(4,628)	(10,087)	(27,119)	(45,614)

Cash flows from investing activities:
Purchases of property and equipment	(17)	(90)	(1,027)	(1,194)
Proceeds from maturities of short-term investments	4,990	–	–	4,990
Purchase of short-term investments	–	–	–	(4,990)

Net cash provided by (used in) investing activities	4,973	(90)	(1,027)	(1,194)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of offering costs and excluding early exercised options	2	8	25,651	25,666
Proceeds from issuance of redeemable convertible preferred stock warrants	–	2	–	2
Proceeds from early exercise of options	–	–	210	210
Proceeds from issuance of convertible debt	–	1,497	–	1,497
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	–	27,562	24,987	62,684

Net cash provided by financing activities	2	29,069	50,848	90,059

Net increase in cash and cash equivalents	347	18,892	22,702	43,251
Cash and cash equivalents at the beginning of period	1,310	1,657	20,549	–

Cash and cash equivalents at the end of period	$1,657	$20,549	$43,251	$43,251

Supplemental schedule of non-cash investing and financing activities:
Issuance of redeemable convertible preferred stock upon conversion of debt and accrued interest	$–	$1,528	$–	$1,528
Debt discount related to the issuance of warrants with convertible debt financing	–	636	–	636
Beneficial conversion feature associated with convertible debt financing	–	410	–	410
Accretion of redemption value of redeemable convertible preferred stock	–	18	60	78
Deferred stock compensation	–	10,653	13,559	24,212
Deemed dividend to redeemable convertible preferred stockholders	–	(14,332)	(24,987)	(39,319)
Tenant improvement allowance	–	–	283	283

See accompanying notes

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1. The Company and Basis of Presentation

CoTherix, Inc. (a development stage company) (“CoTherix” or the “Company”) was incorporated in the state of Delaware on February 10, 2000. In October 2003, the Company changed its name from Exhale Therapeutics, Inc. to CoTherix, Inc. The Company is a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and other chronic diseases.

The Company’s primary activities since incorporation have been establishing its offices, recruiting personnel, licensing product candidates, conducting research and development, conducting preclinical and clinical testing, submitting regulatory filings seeking approval of a product, preparing for a product launch, performing business and financial planning, and raising capital. Accordingly, the Company is considered to be in the development stage.

The Company has sustained operating losses since inception and expects such losses to continue over the next several years. Management plans to continue to finance the operations with a combination of equity issuances and debt arrangements, as well as from the future sales of its product. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs, or cease operations.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, management evaluates their estimates and judgments. Management bases estimates on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

The Company invests its excess cash in bank deposits and money market accounts. The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent of the amount recorded on the balance sheet. The Company’s cash and cash equivalents are diversified money market accounts and are invested with two financial institutions. The Company is exposed to credit risk in the event of default by the financial institutions holding the cash and cash equivalents to the extent of the amount recorded on the balance sheets.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

Fair Value of Financial Instruments

The Company’s financial instruments including cash and cash equivalents, accounts payable, and accrued liabilities, are carried at cost, which management believes approximates fair value given their short-term nature.

Restricted Cash

As of December 31, 2003, the Company classified $53 of cash used as collateral for corporate credit cards as restricted cash; this amount was released from restricted cash in December 2004. As of December 31, 2004, the Company classified $144 of cash used as collateral for an irrevocable letter of credit required under the terms of the facilities lease as restricted cash.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment and intangible assets subject to amortization, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss, if recognized, would be based on the excess of the carrying value of the impaired asset over its respective fair value. Impairment, if any, is assessed using discounted cash flows. Through December 31, 2004, there has been no such impairment.

Revenue Recognition

The Company recognized revenue amounting to $44 and $15 from a government grant for the years ended December 31, 2002 and 2003, respectively. The grant was completed in 2003. Revenue related to grants is recognized as related research and development expenses are incurred, and when such research and development expenses are within the approved limits.

Research and Development

Research and development expenses consist of costs incurred to further the Company’s research and development activities and include salaries and related employee benefits, costs associated with clinical trials and field-based clinical activities, non-clinical activities such as toxicology testing, regulatory activities, research-related overhead expenses, and fees paid to external service providers and contract research organizations, who conduct certain research and development activities on behalf of the Company. Research and development costs are expensed as incurred.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

Clinical Trial Expenses

Clinical trial costs are a component of research and development expense. These expenses include fees paid to contract research organizations and participating hospitals and other service providers, which conduct certain product development activities on behalf of the Company. Depending on the timing of payments to the service providers and the level of service provided, the Company records prepaids or accruals relating to these costs. These accruals or prepaids are based on estimates of the work performed under service agreements, milestones achieved, patient enrollment and experience with similar contracts. The Company monitors each of these factors to the extent possible and adjusts estimates accordingly.

Acquired Product Rights

The accounting treatment of payments for the acquisition of product rights is determined by the stage of the product at the time of the obligation. Initial payments and milestone payments for acquired product rights that, at the time of payment or obligation, are under development or are not approved by the Food and Drug Administration (“FDA”) for marketing or have not reached technical feasibility and have no foreseeable alternative future use, are charged to expense as incurred. Initial payments and milestone payments for the acquisition of products that are already marketed or are approved by the FDA for marketing are capitalized and amortized ratably over the estimated life of the products. The product life is estimated based upon the term of the agreement, the patent life of the product and the assessment of future sales and profitability of the product. The Company assesses this estimate regularly during the amortization period and adjusts the asset value or useful life when appropriate.

The Company had $9,000 in acquired product rights capitalized at December 31, 2004. This was the result of a milestone becoming due upon the marketing approval of Ventavis by the FDA in December 2004. No amortization has been recorded to date.

Income Taxes

The Company uses the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax reporting basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Stock-Based Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

The Company accounts for employee stock options using the intrinsic-value method of accounting as prescribed by APB Opinion No. 25. The footnote information regarding net loss disclosed pursuant to SFAS No. 123, as amended, has been determined as if the Company had accounted for its employee stock options under

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

the fair value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees:

	Years Ended December 31,
	2002	2003	2004
Dividend yield	–	–	–
Risk-free interest rate	4.00%	4.00%	4.25%
Volatility	0.8	0.8	0.8
Expected life	5 years	5 years	5 years

In connection with the grant of certain stock options to employees during the years ended December 31, 2003 and 2004, the Company recorded deferred stock compensation within stockholders’ equity (deficit) of $10,653 and $13,559, respectively, which represents the difference between the deemed fair value of the common stock and the option exercise price at the date of grant. Such amount will be amortized over the vesting period of the applicable options on a straight-line basis. The Company recorded deferred stock compensation expense of $656 and $7,688 for the years ended December 31, 2003 and 2004, respectively. The expected future amortization expense for deferred stock compensation for stock option grants through December 31, 2004 is as follows:

For the Years Ending December 31,
2005	$4,147
2006	3,972
2007	3,373
2008	237

$11,729

For the year ended December 31, 2004, the Company reversed $4,139 of unamortized deferred stock-based compensation recorded in the prior year due to cancellation of options related to the departure of certain employees.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

The table below illustrates the effect on net loss and net loss per share had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation.

	Years Ended December 31,			Period from Inception (February 10, 2000) to December 31, 2004
	2002	2003	2004
Net loss attributable to common stockholders, as reported	$(4,684)	$(26,978)	$(62,843)	$(98,403)
Add: Stock-based employee compensation expense included in net loss attributable to common stockholders	–	656	7,688	8,344
Deduct: Stock-based employee compensation expense determined under fair value method	(37)	(1,234)	(7,708)	(9,007)

Pro forma net loss attributable to common stockholders	$(4,721)	$(27,556)	$(62,863)	$(99,066)

Loss per share:
Basic and diluted net loss per share attributable to common stockholders, as reported	$(12.67)	$(59.49)	$(13.39)
Pro forma basic and diluted net loss per share attributable to common stockholders	$(12.77)	$(60.76)	$(13.40)

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components for general-purpose financial statements. For all periods presented, there were no differences between net loss and comprehensive loss.

Recent Accounting Pronouncement

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123.

However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company beginning January 1, 2006. The Company has not yet completed their evaluation, but expects the adoption to have a material effect on the financial statements.

Reclassification

Certain prior year amounts in the financial statements and notes thereto have been reclassified to conform to the current year presentation.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

3. Net Loss Per Common Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, redeemable convertible preferred stock, stock options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. The calculation of basic net loss per share attributable to common stockholders excludes incremental common stock issuable upon exercise of options, as their effect would be antidilutive.

	Years Ended December 31,
	2002	2003	2004
Historical:
Numerator:
Net loss, as reported	$(4,684)	$(12,628)	$(37,796)
Accretion of redemption value of redeemable convertible preferred stock	–	(18)	(60)
Deemed dividend upon issuance of redeemable convertible preferred stock	–	(14,332)	(24,987)

Net loss attributable to common stockholders, as reported	$(4,684)	$(26,978)	$(62,843)

Denominator:
Weighted-average common shares outstanding	376,851	457,496	4,865,171
Weighted-average unvested common shares subject to repurchase	(7,206)	(3,987)	(173,074)

Weighted-average common shares used to calculate basic and diluted net loss per share attributable to common stockholders	369,645	453,509	4,692,097

Basic and diluted net loss per share attributable to common stockholders	$(12.67)	$(59.49)	$(13.39)

The following securities, representing the historical amounts and not the common stock equivalents amounts, were excluded from the calculation of diluted loss per share as their effect would be antidilutive:

	Years Ended December 31,
	2002	2003	2004
Redeemable convertible preferred stock	2,545,185	7,814,751	–
Common stock subject to repurchase	5,702	2,798	215,023
Options to purchase common stock	382,675	1,751,550	2,436,031

	2,933,562	9,569,099	2,651,054

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

4. Related Party Transaction

In February 2000, the Company entered into a consulting agreement with Gerard Turino, M.D., then one of the Company’s directors. Under the agreement he received $6 per month for consulting services related to the development of CTX-100. Dr. Turino resigned as a director in 2003. In February 2004, the Company entered into a new agreement with Dr. Turino on substantially the same terms as and replacing the February 2000 agreement. The 2004 agreement expired pursuant to its terms on December 31, 2004.

5. Property and Equipment

Property and equipment consists of the following:

	December 31,
	2003	2004
Computer equipment and software	$96	$383
Office equipment and furniture	71	357
Leasehold improvements	–	681

	167	1,421
Accumulated depreciation and amortization	(56)	(282)

Property and equipment, net	$111	$1,139

Depreciation expense was $22, $27 and $263 for the years ended December 31, 2002, 2003 and 2004, respectively. Depreciation expense was $319 for the period from inception (February 10, 2000) to December 31, 2004.

6. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	December 31,
	2003	2004
Research and development	$–	$568
Professional fees	49	473
Insurance financing	–	366
License fees	50	50
Other	258	200

Total other accrued liabilities	$357	$1,657

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

7. License Agreements and Commitments

License Agreements

Schering AG, Germany

On October 2, 2003, the Company entered into a development and license agreement with Schering AG, Germany (“Schering AG”). This agreement grants the Company the exclusive right to develop and commercialize Ventavis (iloprost) Inhalation Solution in the United States for inhaled use for the treatment of pulmonary hypertension. The Company paid Schering AG $6,000 upon the signing of the agreement and paid an additional $7,000 upon FDA acceptance of the Ventavis New Drug Application (“NDA”) filing. These amounts were immediately expensed as acquired product rights. Another $9,000 became a liability on December 29, 2004 upon FDA approval of Ventavis. However, the Company and Schering AG agreed to defer this payment, plus certain interest payments, due to Schering AG no later than August 2005. The $9,000 was capitalized as an acquired product right at December 31, 2004. In addition, the Company is required to pay $4,000 when annual net sales exceed $25,000 for Ventavis and $10,000 when annual net sales exceed $100,000 for Ventavis. These amounts will be capitalized as acquired product rights and amortized over the remaining useful life of the asset. In addition, the Company will owe a royalty based on Ventavis net sales until the later of ten years from the first commercial sale of Ventavis or the last to expire patent under the agreement covering Ventavis. The Company must seek Schering AG’s approval before sublicensing its rights under the development and licensing agreement. In addition, if the Company intends to pursue a transaction pursuant to which it would be acquired by or otherwise merge with a pharmaceutical company that sells a pulmonary hypertension drug that is directly competitive with Ventavis, Schering AG has a right of first negotiation to acquire the Company subject to the terms set forth in the agreement.

Brigham and Women’s Hospital, Inc.

In June 2002, the Company entered into a license agreement with The Brigham and Women’s Hospital, Inc. (“Brigham and Women’s”) under which the Company acquired the exclusive worldwide rights to develop and commercialize hyaluronic acid for the prevention and treatment of pharyngeal streptococcal infection. Pursuant to this agreement, the Company paid a license fee of $175 and issued 16,832 shares of common stock at a deemed fair value of $0.45 per share to Brigham and Women’s. The Company terminated this agreement on February 27, 2003.

University of Texas

In June 2003, the Company and The University of Texas (“Texas”) entered into an exclusive worldwide license agreement to develop and commercialize antileukinate, an interleukin-8 receptor blocker, for all fields of use. The Company paid a license fee of $15. The parties terminated this agreement effective December 2, 2004.

California State University Bakersfield Foundation for Research

In March 2004, the Company entered into a license agreement with the California State University Bakersfield Foundation for Research (“Bakersfield”) under which the Company acquired the exclusive worldwide rights to develop and commercialize Nikkomycin-z for the treatment of coccidiomycosis or other fungal diseases. The Company paid a license fee of $150 to Bakersfield. The Company terminated this agreement effective January 19, 2005.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

Supply Agreements

Schering AG

In May 2004, the Company entered into a manufacturing supply agreement for drug product that will be required for the clinical and commercial supply of Ventavis. Under this agreement, the Company is currently committed to purchasing a minimum amount of Ventavis through the fourth quarter of 2006. The current minimum noncancelable value of this agreement is $10,513.

Profile Therapeutics plc

In December 2003, the Company entered into a clinical supply purchase agreement with Profile Therapeutics plc (“Profile Therapeutics”). Under the terms of the agreement, Profile Therapeutics will supply the Company with a specified number of inhalation devices for use in the Company’s clinical trials. The approximate value of the contract is $992, of which the Company paid $496 through December 31, 2004 and the remaining $496 was paid during the year ended December 31, 2003.

In December 2004, the Company and Profile entered into an Adaptive Aerosol Delivery (“AAD”) Device Supply Agreement for the manufacture and supply of nebulizers to be used by patients taking Ventavis Inhalation Solution. Under the terms of the agreement, Profile has agreed to manufacture and supply its Prodose nebulizer and related consumables to specialty pharmacy companies chosen by the Company for distribution to patients taking Ventavis. Also pursuant to the contract, following the receipt of all necessary regulatory clearances and approvals, Profile has agreed to manufacture and supply its hand-held I-neb nebulizer to such specialty pharmacy companies for distribution to patients taking Ventavis. During the year ended December 31, 2004, the Company incurred and paid $900 of milestone payments to Profile under this agreement. Additional payments are due to Profile upon completion of certain future milestones.

Bayer

In January 2002, the Company entered into a development/clinical supply agreement with Bayer Corporation (“Bayer”). Under the agreement, the companies agreed to collaborate to develop one of the Company’s product formulations and Bayer agreed to develop the manufacturing processes. If the Company terminates the agreement because it decides to use a different supplier, then the Company must pay Bayer certain pre-determined development costs. Also, if the Company fails to negotiate a supply agreement with Bayer through no fault of Bayer, within six months of beginning Phase III clinical trials, then the Company will reimburse Bayer for its expenses not to exceed $150.

Operating Leases

In December 2003, the Company entered into a five-year operating lease for a new facility and moved into the facility in March 2004. Pursuant to the terms of the lease, the Company has given the landlord an irrevocable letter of credit in the amount of approximately $144 to secure the payments under the lease. This amount has been classified as restricted cash on the balance sheet as of December 31, 2004. The irrevocable letter of credit can be reduced upon the Company meeting certain financial covenants.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

The Company’s facility lease provides a $283 allowance for tenant improvements as a concession by the landlord. This amount has been reflected as deferred rent on the balance sheets and is amortized over the term of the lease, on a straight-line basis, as a reduction to rent expense on the statements of operations.

Rent expense was $172, $172 and $217 for the years ended December 31, 2002, 2003 and 2004, respectively. Rent expense was $633 for the period from inception (February 10, 2000) to December 31, 2004.

Future minimum lease payments under all non-cancelable operating leases as of December 31, 2004 are as follows:

Years Ending December 31,
2005	$250
2006	289
2007	297
2008	306
2009	77

Total minimum lease payments required	$1,219

Guarantees and Indemnifications

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is equal to the officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days written notice, but termination will not affect claims for indemnifications relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recognized any liabilities relating to these agreements as of December 31, 2004.

8. Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Reverse Stock Split

In May 2004, the Board of Directors approved, subject to stockholder approval, a 1-to-0.606 reverse stock split of its redeemable convertible preferred stock and common stock. The 1-to-0.606 reverse stock split was approved by the Company’s stockholders on June 3, 2004. The amended and restated certificate of incorporation was filed on June 14, 2004 effecting the 1-to-0.606 reverse stock split and setting the authorized common stock and authorized preferred stock to 100,000,000 and 10,000,000 shares, respectively. All share and per share

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

amounts for all periods presented in the accompanying financial statements have been retroactively adjusted to give effect to the stock split.

Preferred Stock

The authorized, issued, and outstanding shares of redeemable convertible preferred stock by series were as follows:

	December 31, 2003
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A	525,196	525,196	$1,267	$1,300
Series B	2,019,989	2,019,989	8,875	9,000
Series C	9,796,999	5,269,566	30,149	30,000

	12,342,184	7,814,751	$40,291	$40,300

Each share of Series A, B, and C redeemable convertible preferred stock was entitled to voting rights equivalent to the number of shares of common stock into which each share could have been converted.

Each series of redeemable convertible preferred stock was convertible at the stockholder’s option at any time into common stock. The conversion rates for Series A, B and C redeemable convertible preferred stock was 1.0382, 1.0626 and 1.0686, respectively. Upon the closing of the initial public offering in October 2004, all outstanding shares of Series A and Series B and Series C redeemable convertible preferred stock converted into an aggregate of 13,015,270 shares of common stock.

There are 10,000,000 shares of preferred stock authorized at December 31, 2004. No shares have been issued or are outstanding.

Convertible Debt Financing with Warrants

In June and August 2003, the Company raised $1,497 through the issuance of secured convertible promissory notes to certain investors in the Company. The notes earned 8% per annum. The notes converted into Series C redeemable convertible preferred stock at a price of $5.69 per share, except certain notes amounting to $339 issued in June 2003, which converted into Series C redeemable convertible preferred stock at a price of $1.90 per share. In October 2003, all of the notes plus accrued interest converted into 390,400 shares of Series C redeemable convertible preferred stock.

In connection with these notes, the Company issued warrants to purchase 302,652 shares of Series C redeemable convertible preferred stock at $5.69 per share. The fair value of the warrants was estimated to be $1,595 using the Black-Scholes pricing model with the assumptions as follows: a risk-free interest rate of 3.53% and 3.94%, a life of ten years, no dividend yield, and a volatility factor of 0.8. The fair value of the warrants allocated to the warrants on a relative fair value basis was determined to be $636. The Company recorded such amounts as interest expense, amortized from the date of issuance to the date of conversion.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

Additionally, the notes were considered to have a beneficial conversion feature because they permit the holders to convert their interest in the notes into shares of Series C redeemable convertible preferred stock at a price, which on the date of issuance, was lower than the fair value for the Series C redeemable convertible preferred stock. The total amount of the beneficial conversion feature was $1,315. Because the beneficial conversion feature cannot exceed the relative fair market value of the convertible notes, the Company recorded a limited beneficial conversion feature of $410. This amount was recorded as an additional discount to the notes and amortized as interest expense from the date of issuance to the date of the conversion.

In October 2003, the 302,652 warrants issued in connection with the convertible notes were relinquished in exchange for the issuance of common stock. The Company recorded the issuance of the common shares for a total value of $1,723. The Company recorded this value as a non-cash deemed dividend to preferred stockholders, with offsetting charges against stockholders’ equity (deficit).

Issuance of Series C Redeemable Convertible Preferred Stock

In October and November 2003, the Company issued 4,879,166 shares of Series C redeemable convertible preferred stock at a price of $5.69 per share for net cash proceeds of $27,562. Additionally, upon conversion of secured convertible promissory notes the Company issued 390,400 shares of Series C redeemable convertible preferred stock. The Company recorded a deemed dividend of approximately $14,332 to reflect the beneficial conversion feature embedded in the Series C redeemable convertible preferred stock.

In February 2004, the Company issued 4,391,286 shares of Series C redeemable convertible preferred stock at a price of $5.69 per share for net cash proceeds of $24,987. The Series C redeemable convertible preferred stock was considered to have a beneficial conversion feature because the issuance price was less than the relative fair value of the Company’s common stock. The total amount of the beneficial conversion feature was $26,378. Because the beneficial conversion feature cannot exceed the cash proceeds of the Series C redeemable convertible preferred stock, the Company recorded a limited beneficial conversion of $24,987.

Common Stock

On all matters on which stockholders are generally entitled to vote, each holder of common stock is entitled to one vote for each share of common stock held of record.

Initial Public Offering

On October 20, 2004, the Company completed an initial public offering, or IPO, of 5,000,000 shares of common stock for proceeds of $25,200, net of underwriting discounts and offering costs.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

The Company had reserved shares of common stock for issuance as follows:

	December 31,
	2002	2003	2004
Redeemable convertible preferred stock:
Series A	525,196	525,196	–
Series B	2,244,219	2,019,989	–
Series C	–	9,796,999	–
Stock Option Plans	545,400	1,966,961	4,386,562
Employee Stock Purchase Plan	–	–	293,352

	3,314,815	14,309,145	4,679,914

9. Equity Incentive Plans

Stock Option Plans

In February 2000, the Company adopted the 2000 Stock Plan (the “2000 SOP”). In February 2004, the Company adopted the 2004 Equity Incentive Plan, which became effective upon the effectiveness of the IPO (the “2004 SOP” and, together with the 2000 SOP, “the Plans”). The shares that were available for grant under the 2000 SOP not subject to outstanding options were transferred to and reserved for issuance under the 2004 SOP Plan. In addition, as shares are forfeited or repurchased under the 2000 SOP, they will be transferred to the 2004 SOP Plan. At December 31, 2003 there were 1,966,961 shares of common stock authorized for issuance under the 2000 SOP, of which 184,139 were available for grant. At December 31, 2004, there were a total of 4,386,562 shares of common stock authorized for issuance under the Plans, of which 990,090 were available for grant under the 2004 SOP. Pursuant to the Plans, options or stock purchase rights may be granted to employees and consultants of the Company. Options granted may be either incentive stock options or nonstatutory stock options. Stock options may be granted with exercise prices of no less than the fair value of the common stock on the grant date, as determined by the board of directors. Options become exercisable as determined by the board of directors, generally at the rate of 25% upon the completion of twelve (12) months of service, with the remaining balance vesting monthly over the next three years of service. Options granted under the Plans expire no more than ten years after the date of grant or ninety days from termination.

The Plans allow for the granting of options that are early exercisable, i.e., optionees may exercise the options before they have vested, with the Company issuing common stock upon such early exercise. Shares issued as a result of early exercise that have not vested are subject to repurchase by the Company upon termination of the purchaser’s employment or services, at the price paid by the purchaser. The repurchase right is at the Company’s option and lapses ninety days from termination. There were 2,798 and 215,023 shares subject to repurchase relating to the early exercise of options as of December 31, 2003 and 2004, respectively, which had a weighted-average per share exercise price of $0.45 and $1.32, respectively. The shares subject to repurchase are not included in shares outstanding in these financial statements.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

The following table summarizes stock option activity under the stock option plans:

	Shares Available for Grant	Options Outstanding	Weighted- Average Exercise Price
Shares authorized	161,600	–	–
Options granted	(33,528)	33,528	$0.25

Balance at December 31, 2000	128,072	33,528	$0.25
Shares authorized	383,800	–	–
Options granted	(381,770)	381,770	$0.45
Options canceled	109,886	(109,886)	$0.43
Options exercised	–	(8,078)	$0.45

Balance at December 31, 2001	239,988	297,334	$0.43
Options granted	(90,390)	90,390	$0.45
Options exercised	–	(5,049)	$0.45

Balance at December 31, 2002	149,598	382,675	$0.43
Shares authorized	1,421,561	–	–
Options granted	(1,417,740)	1,417,740	$0.54
Options canceled	30,720	(30,720)	$0.42
Options exercised	–	(18,145)	$0.42

Balance at December 31, 2003	184,139	1,751,550	$0.52
Shares authorized	2,419,602	–	–
Options granted	(2,121,840)	2,121,840	$2.92
Restricted stock grant	–	(2,424)	$5.00
Options canceled	517,189	(517,189)	$0.55
Options exercised	–	(917,746)	$0.73

Balance at December 31, 2004	999,090	2,436,031	$2.52

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.25	17,775	5.31	$0.25	17,775	$0.25
0.45–0.54	1,145,994	8.69	0.52	1,145,994	0.52
1.09	130,902	9.08	1.09	130,902	1.09
2.18	103,471	9.11	2.18	103,471	2.18
4.29–5.95	1,019,709	9.55	4.89	979,709	4.66
9.79	18,180	9.99	9.79	18,180	9.79

$0.25–9.79	2,436,031	9.08	$2.52	2,396,031	$2.46

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

Employee Stock Purchase Plan

The Company also has an Employee Stock Purchase Plan, or ESPP, which was approved by the Board of Directors in February 2004 and amended in May 2004 and approved by stockholders in June 2004. The ESPP allows for the issuance of up to 293,352 shares of common stock, increasing annually on January 1 by the lesser of (i) 0.75% of the total number of shares of common stock then outstanding or (ii) 159,529 shares. Under the terms of the ESPP, employees can elect to have up to 15% of their annual compensation withheld to purchase shares of common stock. The purchase price of common stock will not be less than 85% of the lower of the fair market value per share of common stock on the date immediately before the first day of the applicable offering period or the fair market value per share of common stock on the purchase date. In 2004, no shares were purchased under the ESPP and 293,352 shares remain available for issuance under the ESPP at December 31, 2004.

Stock Options Granted to Non-employees

Stock compensation arrangements to non-employees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to non-employees:

	Years Ended December 31,
	2002	2003	2004
Dividend yield	–	–	–
Risk-free interest rate	4.00%	4.00%	4.25%
Volatility	0.8	0.8	0.8
Expected life	10 years	10 years	10 years

During the years ended December 31, 2003 and 2004, the Company granted options to purchase 105,600 shares and 24,138 shares, respectively, of common stock to consultants at a weighted-average exercise price of $0.45 per share for the year ended December 31, 2003 and $3.11 per share for the year ended December 31, 2004. These options generally vest over a four-year period. The related compensation expense, calculated in accordance with EITF 96-18 was $493 and $193 during the years ended December 31, 2003 and 2004, respectively.

10. 401(k) Savings Plan

In January 2001, the Company adopted a 401(k) savings plan (“the 401(k) plan”). The 401(k) plan is a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. All full-time employees of the company are eligible to participate pursuant to the terms of the 401(k) plan. Contributions by the Company are discretionary and the Company has made no contributions for all periods presented.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The differences between the United States federal statutory tax rate and the Company’s effective rate are as follows:

	December 31,
	2002	2003	2004
Income tax benefit at federal statutory rate	(34)%	(34)%	(34)%
Amortization of deferred stock compensation	–	–	6
Unutilized net operating losses	34	34	28

	–%	–%	–%

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2003	2004
Federal and state net operating loss carryforwards	$6,500	$13,426
Federal and state research and development credit carryforwards	90	616
Capitalized start-up costs	660	914
Capitalized license fees	–	4,967
Other	20	1,199

Total deferred tax assets	7,270	21,122
Valuation allowance	(7,270)	(21,122)

Net deferred tax assets	$–	$–

Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $1,951, $3,970 and $13,852 during the years ended December 31, 2002, 2003 and 2004, respectively.

As of December 31, 2004, the Company had federal and state net operating loss carryforwards of approximately $34,000 and $33,000, respectively, which begin to expire in 2020 and 2013, respectively, if not utilized. The Company also had federal and state research and development tax credit carryforwards of approximately $399 and $329, respectively. The federal credits start expiring in 2020 if not utilized and the state credits do not expire.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share amounts)

12. Subsequent Events

On February 15, 2005, CoTherix closed a follow-on offering of 4,250,000 shares of common stock at $8.90 per share raising approximately $34,900, after deducting underwriting discounts and commissions and offering costs.

On March 22, 2005, CoTherix announced commercial availability of Ventavis. The Company began selling Ventavis in March 2005 after it received FDA approval for the treatment of PAH patients with New York Heart Association Class III or IV symptoms in December 2004.

13. Selected Quarterly Financial Data (unaudited)

	2003
	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
Net loss	$(738)	$(1,896)	$(1,634)	$(8,360)
Net loss attributable to common stockholders	(738)	(3,558)	(2,629)	(20,053)
Basic and diluted net loss per share attributable to common stockholders	$(1.91)	$(9.34)	$(6.88)	$(29.79)
Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	385,474	381,139	382,049	673,094

	2004
	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
Net loss	$(5,778)	$(11,941)	$(13,598)	$(6,479)
Net loss attributable to common stockholders	(30,784)	(11,959)	(13,617)	(6,483)
Basic and diluted net loss per share attributable to common stockholders	$(40.41)	$(11.53)	$(10.92)	$(0.41)
Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	761,863	1,037,538	1,247,017	15,823,634

COTHERIX, INC.

CONDENSED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2004	June 30, 2005
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$43,251	$16,542
Securities available-for-sale	–	38,788
Interest receivable	–	684
Accounts receivable, net of allowance for doubtful accounts of none and $23 at December 31, 2004 and June 30, 2005, respectively	–	1,482
Inventory, net	–	1,384
Prepaid expenses and other current assets, including restricted cash of $49 at June 30, 2005	876	1,108

Total current assets	44,127	59,988
Restricted cash	144	95
Property and equipment, net	1,139	1,294
Acquired product rights, net	9,000	8,550

Total assets	$54,410	$69,927

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$376	$1,137
Accrued compensation	1,333	1,198
Accrued clinical development liabilities	596	167
Accrued acquired product rights	9,000	–
Other accrued liabilities	1,657	3,177
Liability for early exercise of stock options	245	88

Total current liabilities	13,207	5,767
Liability for early exercise of stock options—non-current portion	38	12
Deferred rent—non-current portion	261	232
Commitments
Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized at December 31, 2004 and June 30, 2005; 19,426,688 shares and 23,903,129 shares issued and outstanding at December 31, 2004 and June 30, 2005, respectively	19	24
Additional paid-in capital	111,698	146,894
Deferred stock compensation	(11,729)	(9,475)
Accumulated other comprehensive loss	–	(55)
Accumulated deficit	(59,084)	(73,472)

Total stockholders’ equity	40,904	63,916

Total liabilities and stockholders’ equity	$54,410	$69,927

See accompanying notes

COTHERIX, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2005	2004	2005
Product sales, net	$–	$4,141	$–	$4,486
Operating expenses:
Cost of goods sold	–	1,080	–	1,171
Acquired product rights	–	225	150	450
Research and development	6,217	2,715	8,505	5,163
Selling, general and administrative	1,994	5,819	3,778	10,668
Amortization of employee stock-based compensation related to:
Research and development	450	404	889	813
Selling, general and administrative	3,375	616	4,570	1,261

Total operating expenses	12,036	10,859	17,892	19,526

Loss from operations	(12,036)	(6,718)	(17,892)	(15,040)
Interest and other income	96	495	172	867
Interest expense	(1)	(60)	(1)	(215)

Net loss	(11,941)	(6,283)	(17,721)	(14,388)
Accretion to redemption value of redeemable convertible preferred stock	(18)	–	(37)	–
Deemed dividend upon issuance of Series C redeemable convertible preferred stock attributable to common stockholders	–	–	(24,987)	–

Net loss attributable to common stockholders	$(11,959)	$(6,283)	$(42,745)	$(14,388)

Basic and diluted net loss per common share attributable to common stockholders	$(11.53)	$(0.26)	$(46.42)	$(0.63)

Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	1,037,538	23,887,250	920,846	22,818,663

See accompanying notes

COTHERIX, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Six Months Ended June 30,
	2004	2005
Cash flows from operating activities:
Net loss	$(17,721)	$(14,388)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	92	203
Loss on disposal of fixed assets	15	–
Amortization of acquired product rights	–	450
Amortization of deferred stock compensation, net of reversals	5,459	2,074
Amortization of premiums relating to securities available-for-sale	–	335
Fair value of stock options issued for services	119	105
Changes in assets and liabilities:
Accounts receivable	–	(1,482)
Interest receivable	–	(684)
Inventory, net	–	(1,384)
Prepaid and other current assets	(2,354)	(183)
Restricted cash	(143)	–
Accounts payable	1,174	761
Accrued compensation	165	(135)
Accrued clinical development liabilities	474	(429)
Accrued acquired product rights	–	(9,000)
Other accrued liabilities	1,342	1,490

Net cash used in operating activities	(11,378)	(22,267)

Cash flows from investing activities:
Purchases of securities available-for-sale	–	(48,128)
Maturities of securities available-for-sale	–	8,950
Purchases of property and equipment	(938)	(358)

Net cash used in investing activities	(938)	(39,536)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of offering costs and excluding early exercised options	180	35,081
Proceeds from early exercise of options	313	13
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	24,987	–

Net cash provided by financing activities	25,480	35,094

Net increase (decrease) in cash and cash equivalents	13,164	(26,709)
Cash and cash equivalents at the beginning of the period	20,549	43,251

Cash and cash equivalents at the end of the period	$33,713	$16,542

Supplemental schedule of non-cash financing activities:
Accretion of redemption value of redeemable convertible preferred stock	$37	$–
Deferred stock compensation	13,029	–
Deemed dividend to redeemable convertible preferred stockholders	(24,987)	–
Tenant improvement allowance	283	–

See accompanying notes

COTHERIX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

(In thousands except share and per share amounts)

1. The Company and Basis of Presentation

CoTherix, Inc. (“CoTherix” or the “Company”) was incorporated in the state of Delaware on February 10, 2000. In October 2003, the Company changed its name from Exhale Therapeutics, Inc. to CoTherix, Inc. The Company is a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and other chronic diseases.

From inception (February 10, 2000) through December 31, 2004, the Company was a development stage company and its financial statements during that period were prepared in conformity with accounting principles generally accepted in the United States governing development stage companies. During this time period, the Company’s primary activities were establishing its offices, recruiting personnel, licensing product candidates, conducting research and development, conducting preclinical and field-based clinical activities, submitting regulatory filings with the FDA, preparing for a product launch and establishing a direct sales force, performing business and financial planning, and raising capital. The Company received FDA marketing approval for Ventavis® (iloprost) Inhalation Solution, its first product, on December 29, 2004. During the first quarter of 2005, the Company exited the development stage after it began selling the product in the United States in March 2005.

The Company has sustained operating losses since inception and expects such losses to continue over the next several years. Management plans to continue to finance operations with a combination of equity issuances and debt arrangements, as well as from sales of its product. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs, or curtail operations.

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005 or for any other interim period or for any other future year.

The condensed balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying condensed financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission (“SEC”) on March 31, 2005.

Certain prior year amounts in the condensed financial statements and notes thereto have been reclassified to conform to the current year presentation.

COTHERIX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(In thousands except share and per share amounts)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments. Management bases estimates on historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with original maturity of less than three months when purchased.

Securities Available-for-Sale

The Company classifies investments in marketable securities as securities available-for-sale in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). The Company considers investments with a maturity date of more than three months, but less than twelve months from the date of purchase, to be short-term investments and the Company has classified these securities in current assets. The Company considers investments with a maturity of twelve months or greater from the date of purchase to be long-term investments. As of June 30, 2005 and 2004, the Company had no long-term securities. Securities available-for-sale are carried at fair value, with unrealized gains and losses reported as other comprehensive income, a separate component of stockholders’ equity. The Company has estimated the fair value amounts by using available market information. The cost of available-for-sale securities sold is based on the specific identification method.

Fair Value of Financial Instruments

The Company carries cash and cash equivalents and securities available-for-sale at fair value. The Company’s other financial instruments, including accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value given their short-term nature.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment and acquired product rights subject to amortization, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss, if recognized, would be based on the excess of the carrying value of the impaired asset over its respective fair value. Impairment, if any, is assessed using discounted cash flows. Through June 30, 2005, there has been no such impairment.

COTHERIX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(In thousands except share and per share amounts)

Clinical Trial Expenses

Clinical trial costs are a component of research and development expense. These expenses include fees paid to contract research organizations and participating research institutions, hospitals and other service providers, which conduct certain product development activities on behalf of the Company. Depending on the timing of payments to the service providers and the level of service provided, the Company records prepaids or accruals relating to these costs. These accruals or prepaids are based on estimates of the work performed under service agreements, milestones achieved, patient enrollment and experience with similar contracts. The Company monitors each of these factors to the extent possible and adjusts estimates accordingly.

Acquired Product Rights

The accounting treatment of payments for the acquisition of product rights is determined by the stage of the product at the time of the obligation. Initial payments and milestone payments for acquired product rights that, at the time of payment or obligation, are under development or are not approved by the FDA for marketing or have not reached technical feasibility and have no foreseeable alternative future use, are charged to expense as incurred. Initial payments and milestone payments for the acquisition of a product that is already marketed or is approved by the FDA for marketing are capitalized and amortized ratably over the estimated life of the product. The product life is estimated based upon the term of the agreement, the patent life of the product and the assessment of future sales and profitability of the product. The Company assesses this estimate regularly during the amortization period and adjusts the asset value or useful life when appropriate.

The Company had $9,000 in acquired product rights capitalized at December 31, 2004 related to a milestone becoming due upon the marketing approval of Ventavis by the FDA in December 2004. Through June 30, 2005, the Company recorded $450 of amortization of these capitalized acquired product rights.

Revenue Recognition, Revenue Reserves and Costs of Goods Sold

The Company recognizes revenue generally upon delivery when title passes to a credit-worthy customer and records reserves for estimated returns and rebates as an adjustment to revenue. The Company is obligated to accept from customers the return of its product that has reached its expiration date. The Company believes that it has been able to make reasonable and reliable estimates of product returns and rebates based upon competitive product information and governmental regulations. The Company reviews all sales transactions for potential rebates each month and believes that its reserves are adequate. These revenue reductions are generally recorded as an addition to other accrued liabilities. Costs of goods sold includes the cost of drug product, shipping, distribution and handling costs and also includes a royalty obligation owed to Schering AG based on net sales.

Purchase Obligations for Inventory

In May 2004, the Company entered into a manufacturing and supply agreement with Schering AG for the supply of drug product required for the clinical and commercial supply of Ventavis. Under this agreement, in July 2005, the Company committed to purchasing minimum amounts of Ventavis through the third quarter of 2007. The Company evaluates the need to provide reserves for contractually committed future purchases of inventory that may be in excess of forecasted future demand. In making these assessments, the Company is required to make judgments as to the future demand for current or committed inventory levels. The Company also is required to make judgments as to the expiration dates of its product, since its product can no longer be

COTHERIX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(In thousands except share and per share amounts)

used after its expiration date. As part of its excess inventory assessment for its product, the Company also considers the expiration date of its product to be manufactured in the future under minimum purchase obligations.

Significant differences between the Company’s current estimates and judgments and future estimated demand for its product and the useful life of its inventory may result in significant charges for excess inventory or purchase commitments in the future. These differences could have a material adverse effect on the Company’s financial condition and results of operations during the period in which the Company recognizes an inventory reserve. To date, the Company has not had any charges to cost of goods sold for excess inventory and contractual purchase commitments for inventory in excess of forecasted needs.

Concentration of Risks

Cash equivalents and securities available-for-sale are financial instruments that potentially subject the Company to risk to the extent recorded on the balance sheet. The Company has established guidelines for investing excess cash relative to diversification and maturities that it believes maintain safety and liquidity. The primary objective of the Company’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Company invests its excess cash in debt instruments of the U.S. federal and state governments and their agencies and high-quality corporate issuers, and by policy, restricts exposure to any single corporate issuer by imposing concentration limits. To reduce the exposure due to shifts in interest rates, the Company maintains investments with short effective maturities.

The Company’s revenues and trade receivables are concentrated in two customers. The Company performs credit evaluations on its customers’ financial condition and limits the amount of credit extended. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. These two customers represented 68% and 32%, respectively, of accounts receivable at June 30, 2005 and 78% and 22%, respectively, of net product sales for the six months ended June 30, 2005.

Inventories

Inventories consist of finished good products and are stated at lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method.

COTHERIX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(In thousands except share and per share amounts)

3. Net Loss Per Common Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, redeemable convertible preferred stock, stock options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. The calculation of basic net loss per share attributable to common stockholders excludes incremental common stock issuable upon exercise of options, as their effect would be anti-dilutive.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2005	2004	2005
Numerator:
Net loss, as reported	$(11,941)	$(6,283)	$(17,721)	$(14,388)
Accretion to redemption value of redeemable convertible preferred stock	(18)	–	(37)	–
Deemed dividend upon issuance of redeemable convertible preferred stock	–	–	(24,987)	–

Net loss attributable to common stockholders, as reported	$(11,959)	$(6,283)	$(42,745)	$(14,388)

Denominator:
Weighted-average common shares outstanding	1,278,112	23,961,365	1,064,534	22,892,778
Weighted-average unvested common shares subject to repurchase	(240,574)	(74,115)	(143,688)	(74,115)

Weighted-average common shares used to calculate basic and diluted net loss per share attributable to common stockholders	1,037,538	23,887,250	920,846	22,818,663

Basic and diluted net loss per share attributable to common stockholders	$(11.53)	$(0.26)	$(46.42)	$(0.63)

The following securities, representing the historical amounts and not the common stock equivalents amounts, were excluded from the calculation of diluted loss per share as their effect would be anti-dilutive:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2005	2004	2005
Redeemable convertible preferred stock	12,206,037	–	12,206,037	–
Common stock subject to repurchase	255,981	74,115	255,981	74,115
Options to purchase common stock	2,136,993	3,575,817	2,136,993	3,575,817

	14,599,011	3,649,932	14,599,011	3,649,932

COTHERIX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(In thousands except share and per share amounts)

4. Stock-Based Compensation

The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended (“SFAS No. 123”).

The information regarding net loss as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2005	2004	2005
Dividend yield	–	–	–	–
Risk-free interest rate	4.75%	3.72%	4.75%	4.18%
Volatility	0.8	0.8	0.8	0.8
Expected Life	5 years	5 years	5 years	5 years

In connection with the grant of certain stock options to employees during the year ended December 31, 2004 and the six months ended June 30, 2004, the Company recorded deferred stock compensation within stockholders’ equity of $13,559 and $13,029, respectively, which represents the difference between the deemed fair value of the common stock and the option exercise price at the date of grant. Such amounts are amortized over the vesting period of the applicable options on a straight-line basis. The Company recorded deferred stock compensation expense of $3,825 and $1,020 for the three months ended June 30, 2004 and 2005, respectively, and $5,459 and $2,074 for the six months ended June 30, 2004 and 2005, respectively. The expected future amortization expense for deferred stock compensation for stock option grants through December 31, 2004 is as follows:

For the Years Ending December 31,
2005	$4,103
2006	3,907
2007	3,310
2008	230

$11,550

For the year ended December 31, 2004 and three and six months ended June 30, 2005 the Company reversed $4,139, $177 and $179, respectively, of unamortized deferred stock-based compensation recorded in prior years due to the cancellation of options related to the departure of certain employees.

COTHERIX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(In thousands except share and per share amounts)

The table below illustrates the effect on net loss and net loss per share had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2005	2004	2005
Net loss attributable to common stockholders, as reported	$(11,959)	$(6,283)	$(42,745)	$(14,388)
Add: Stock-based employee compensation expense including in net loss attributable to common stockholders	3,825	1,020	5,459	2,074
Deduct: Stock-based compensation expense determined under fair value method	(3,959)	(1,655)	(5,591)	(3,030)

Pro forma net loss attributable to common stockholders	$(12,093)	$(6,918)	$(42,877)	$(15,344)

Basic and diluted net loss attributable to common stockholders per share, as reported	$(11.53)	$(0.26)	$(46.42)	$(0.63)

Pro forma basic and diluted net loss attributable to common stockholders per share	$(11.66)	$(0.29)	$(46.56)	$(0.67)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

The original effective date of SFAS No. 123(R) was the first reporting period beginning after June 15, 2005. However, on April 14, 2005, the SEC announced the adoption of a new rule that amends the compliance date of SFAS No. 123(R). The SEC’s new rule allows calendar year-end companies to implement SFAS No. 123(R) at the beginning of 2006, which makes SFAS No. 123(R) effective for the Company in the first quarter of 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

(1) A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

(2) A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has not yet completed its evaluation of the adoption methods permitted by SFAS 123(R) and, as such, no determination has been made as to which method the Company will adopt. Under either method, the Company expects the adoption of SFAS 123(R) to have a material adverse effect on its financial statements.

COTHERIX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(In thousands except share and per share amounts)

5. Stockholders’ Equity

On February 15, 2005, CoTherix closed a follow-on public offering of 4,250,000 shares of common stock at $8.90 per share raising approximately $35,000 after deducting underwriting discounts, commissions and offering costs.

6. Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and displaying of comprehensive income and its components for general-purpose financial statements. SFAS No. 130 requires components of other comprehensive income, including unrealized gains or losses on the Company’s available-for-sale securities, to be included in total comprehensive income (loss).

The Company’s total comprehensive net loss was the same as its net loss for the period from inception (February 10, 2000) through December 31, 2004. During the three and six months ended June 30, 2005, the Company included other comprehensive income of $18 representing unrealized gains on securities available-for-sale and $55 representing cumulative unrealized losses on securities available-for-sale, respectively, as part of total comprehensive loss. Total comprehensive loss for the three and six months ended June 30, 2005 was $6,265 and $14,443, respectively.

7. Segment Reporting

Management has determined that the Company operates in one business segment, which is the licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and other chronic diseases.

4,500,000 Shares

Common Stock

PROSPECTUS

                    , 2005

CIBC World Markets	UBS Investment Bank

Piper Jaffray	Needham & Company, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee	$8,783
NASD filing fee	7,962
Printing and engraving expenses	125,000
Legal fees and expenses	225,000
Accounting fees and expenses	125,000
Transfer agent and registrar fees and expenses	2,500
Miscellaneous	105,755

Total	$600,000

The registrant will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation and bylaws provide for indemnification of the registrant’s directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the registrant’s corporate charter filed as Exhibit 3.2 and incorporated by reference and the registrant’s bylaws filed as Exhibit 3.1 and incorporated by reference.

The registrant has entered into indemnification agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The indemnification agreements provide the registrant’s officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The registrant has also obtained directors’ and officers’ liability insurance to insure such persons against certain liabilities. In addition, the underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

The registrant’s amended and restated investor rights agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.

Item 15. Recent Sales of Unregistered Securities.

Since February 2000, we have sold and issued the following unregistered securities:

(a) Issuances of Capital Stock

1. In February and March 2000, we issued and sold an aggregate of 315,117 shares of our common stock at $0.005 per share to five individual and institutional investors, including entities affiliated with Spray Ventures.

2. In March 2000, we issued and sold 40,398 shares of our common stock to Columbia University in consideration for entering into a license agreement with CoTherix, whereby Columbia University licensed us rights to certain patents which lead to our development of CTX-100.

3. In March and November 2000, we issued and sold an aggregate of 525,196 shares of our Series A redeemable convertible preferred stock at $2.475 per share to two institutional investors, including entities affiliated with Spray Ventures.

4. In April and June 2001, we issued and sold an aggregate of 2,019,989 shares of our Series B redeemable convertible preferred stock at $4.455 per share to fifteen individual and institutional investors, including entities affiliated with Sofinnova Venture Partners, Alta Partners, Spray Ventures and W. Scott Harkonen, M.D.

5. In June 2002, we issued and sold 16,832 shares of our common stock in consideration for entering into a license agreement with Brigham and Women’s Hospital, Inc.

6. In June and August 2003, we issued and sold convertible promissory notes in the aggregate principal amount of $1,497,113 and warrants to purchase 302,652 shares of our preferred stock to eight institutional investors, including entities affiliated with Sofinnova Venture Partners, Alta Partners and Spray Ventures.

7. In October and November 2003, we issued and sold an aggregate of 5,269,566 shares of our Series C redeemable convertible preferred stock at a stated purchase price of $5.693 per share to twenty institutional investors, including entities affiliated with MPM Capital, Sofinnova Venture Partners, Alta Partners, Sofinnova Capital IV FCPR, Frazier Healthcare and Spray Ventures. 390,395 of these shares of Series C preferred stock were issued and sold upon the conversion of the principal and interest of the convertible promissory notes issued in June and August 2003 at a weighted average price per share of $3.905. In addition, in October 2003, the warrants issued in June and August 2003 were cancelled in exchange for an aggregate of 302,652 shares of our common stock.

8. In February 2004, we issued and sold an aggregate of 4,391,286 shares of our Series C redeemable convertible preferred stock at $5.693 per share to twenty institutional investors, including entities affiliated with MPM Capital, Sofinnova Venture Partners, Alta Partners, Sofinnova Capital IV FCPR, Frazier Healthcare and Spray Ventures.

No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued in combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of such shares of our preferred stock described above represented to CoTherix in connection with their purchase that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that the purchasers in each case represented that they were acquiring the shares for investment and not distribution, that they could bear the risks of investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

(b) Stock Option Grants and Stock Awards

As of December 31, 2004, we had issued and sold to current and former employees, directors and consultants an aggregate of 949,017 shares of our common stock upon the exercise of stock options, at exercise prices ranging from $0.2475 to $5.00 per share. As of such date, options to purchase 2,436,031 shares of our common stock were outstanding under our existing equity incentive plans. In addition, in September 2004 we issued one of our advisors 2,424 shares of common stock pursuant to our 2000 Stock Plan.

The issuance of stock options and the common stock issuable upon exercise of such options and the common stock grant as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about CoTherix or had access, through employment or other relationships, to such information. All shares were offered and sold pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.4 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

3.2	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.5 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

4.1	Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

5.1†	Opinion of Morrison & Foerster LLP.

10.1	Form of Indemnification Agreement between the Registrant and its directors and officers.

10.2	Employment Agreement between W. Scott Harkonen, M.D. and Registrant dated October 8, 2003 (filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.3	Employment Agreement between Donald J. Santel and Registrant dated October 8, 2003 (filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.4	Registrant’s 2000 Stock Option Plan (filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.5	Registrant’s 2004 Equity Incentive Plan (filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.6	Registrant’s 2004 Employee Stock Purchase Plan and form of agreements thereunder (filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-113521), as originally filed on March 11, 2004, as amended, and incorporated herein by reference).

10.7	Second Amended and Restated Investor Rights Agreement dated October 8, 2003 (filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.8	Standard Lease between F & S Properties, LLC and Registrant dated December 17, 2003 (filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

Exhibit No.		Description of Document

10.9		Office Lease between Sierra Point Development and Registrant dated January 5, 2004 (filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.10	*	Development and License Agreement between Schering AG and Registrant dated October 2, 2003 (filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.11	*	Exclusive License Agreement between the Trustees of Columbia University in the City of New York and Registrant dated March 14, 2000 (filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.12	*	Amendment to Exclusive License Agreement between the Trustees of Columbia University in the City of New York and Registrant dated February 20, 2004 (filed as Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.13		Employment Offer Letter between Thomas L. Feldman and Registrant dated December 5, 2003 (filed as Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.14		Employment Offer Letter between Christine E. Gray-Smith and Registrant dated March 29, 2004 (filed as Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.15		Employment Offer Letter between James E. Pennington, M.D. and Registrant dated February 1, 2004 (filed as Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.16		Separation Agreement between W. Scott Harkonen, M.D. and Registrant dated June 29, 2004 (filed as Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.17		Manufacturing and Supply Agreement between Schering AG and Registrant dated May 17, 2004 (filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.18		Amendment dated August 30, 2004 to the Employment Agreement between Donald J. Santel and Registrant dated October 8, 2003 (filed as Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.19		Amendment dated August 30, 2004 to the Employment Offer Letter between Thomas L. Feldman and Registrant dated December 5, 2003 (filed as Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-113521), as originally filed on March 11, 2004, as amended, and incorporated herein by reference).

10.20	*	Amendment to Development and License Agreement and Amendment to Manufacturing and Supply Agreement between Schering AG and Registrant dated November 22, 2004 (filed as Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-121970), as originally filed on January 12, 2005, and incorporated herein by reference).

10.21		Amendment No. 2 to Development and License Agreement between Schering AG and Registrant dated December 29, 2004 (filed as Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-121970), as originally filed on January 12, 2005, and incorporated herein by reference).

Exhibit No.	Description of Document

10.22*	AAD Device Supply Agreement between Profile Drug Delivery Ltd. and Registrant dated December 29, 2004 (filed as Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-121970), as originally filed on January 12, 2005, and incorporated herein by reference).

10.23*	Distribution and Services Agreement between Accredo Health Group, Inc. and Registrant dated January 19, 2005 (filed as Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-121970), as originally filed on January 12, 2005, and incorporated herein by reference).

10.24*	Distribution and Services Agreement between Cardinal Health PTS, LLC and Registrant dated March 10, 2005 (filed as Exhibit 10.25 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-50794), filed on May 16, 2005, and incorporated herein by reference).

10.25	Summary of Annual Compensation for Directors.

10.26	Registrant’s 2004 Equity Incentive Plan Form of Stock Option Agreement (filed as Exhibit 10.24 to the Company’s Current Report on Form 8-K (File No. 000-50794), filed on March 17, 2005 and incorporated herein by reference).

10.27*	Distribution Agreement between Priority Healthcare Corporation and Registrant, dated as of February 17, 2005.

10.28	First Amendment to Distribution Agreement between Priority Healthcare Corporation and Registrant, dated as of August 2, 2005.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page).

†	To be filed by amendment.
*	The Company requested confidential treatment for certain portions of this agreement. This exhibit omits the information subject to this confidentiality request. The omitted portions were separately filed with the Commission.

(b) Financial Statements Schedules:

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on this 20th day of September, 2005.

COTHERIX, INC.

By:	/S/ DONALD J. SANTEL
Donald J. Santel Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Donald J. Santel and Christine E. Gray-Smith, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this registration statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/S/ DONALD J. SANTEL Donald J. Santel	Chief Executive Officer and Director (Principal Executive Officer)	September 20, 2005

/S/ CHRISTINE E. GRAY-SMITH Christine E. Gray-Smith	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	September 20, 2005

/S/ ROBERT B. CHESS Robert B. Chess	Director	September 20, 2005

/S/ BRADFORD S. GOODWIN Bradford S. Goodwin	Chairman of the Board	September 20, 2005

/S/ DAVID W. GRYSKA David W. Gryska	Director	September 20, 2005

Signature	Title	Date

/s/ JAMES I. HEALY, M.D., PH.D. James I. Healy, M.D., Ph.D.	Director	September 20, 2005

/s/ DANIEL S. JANNEY Daniel S. Janney	Director	September 20, 2005

/s/ NICHOLAS J. SIMON, III Nicholas J. Simon, III	Director	September 20, 2005

/s/ HOWARD B. ROSEN Howard B. Rosen	Director	September 20, 2005

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.4 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

3.2	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.5 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

4.1	Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

5.1†	Opinion of Morrison & Foerster LLP.

10.1	Form of Indemnification Agreement between the Registrant and its directors and officers.

10.2	Employment Agreement between W. Scott Harkonen, M.D. and Registrant dated October 8, 2003 (filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.3	Employment Agreement between Donald J. Santel and Registrant dated October 8, 2003 (filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.4	Registrant’s 2000 Stock Option Plan (filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.5	Registrant’s 2004 Equity Incentive Plan (filed as Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.6	Registrant’s 2004 Employee Stock Purchase Plan and form of agreements thereunder (filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-113521), as originally filed on March 11, 2004, as amended, and incorporated herein by reference).

10.7	Second Amended and Restated Investor Rights Agreement dated October 8, 2003 (filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.8	Standard Lease between F & S Properties, LLC and Registrant dated December 17, 2003 (filed as Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.9	Office Lease between Sierra Point Development and Registrant dated January 5, 2004 (filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.10*	Development and License Agreement between Schering AG and Registrant dated October 2, 2003 (filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.11*	Exclusive License Agreement between the Trustees of Columbia University in the City of New York and Registrant dated March 14, 2000 (filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.12*	Amendment to Exclusive License Agreement between the Trustees of Columbia University in the City of New York and Registrant dated February 20, 2004 (filed as Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

Exhibit No.	Description of Document
10.13	Employment Offer Letter between Thomas L. Feldman and Registrant dated December 5, 2003 (filed as Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.14	Employment Offer Letter between Christine E. Gray-Smith and Registrant dated March 29, 2004 (filed as Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.15	Employment Offer Letter between James E. Pennington, M.D. and Registrant dated February 1, 2004 (filed as Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.16	Separation Agreement between W. Scott Harkonen, M.D. and Registrant dated June 29, 2004 (filed as Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.17	Manufacturing and Supply Agreement between Schering AG and Registrant dated May 17, 2004 (filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.18	Amendment dated August 30, 2004 to the Employment Agreement between Donald J. Santel and Registrant dated October 8, 2003 (filed as Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-113521), as originally filed on March 11, 2004, and incorporated herein by reference).

10.19	Amendment dated August 30, 2004 to the Employment Offer Letter between Thomas L. Feldman and Registrant dated December 5, 2003 (filed as Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-113521), as originally filed on March 11, 2004, as amended, and incorporated herein by reference).

10.20*	Amendment to Development and License Agreement and Amendment to Manufacturing and Supply Agreement between Schering AG and Registrant dated November 22, 2004 (filed as Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-121970), as originally filed on January 12, 2005, and incorporated herein by reference).

10.21	Amendment No. 2 to Development and License Agreement between Schering AG and Registrant dated December 29, 2004 (filed as Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-121970), as originally filed on January 12, 2005, and incorporated herein by reference).

10.22*	AAD Device Supply Agreement between Profile Drug Delivery Ltd. and Registrant dated December 29, 2004 (filed as Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-121970), as originally filed on January 12, 2005, and incorporated herein by reference).

10.23*	Distribution and Services Agreement between Accredo Health Group, Inc. and Registrant dated January 19, 2005 (filed as Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1, as amended, (File No. 333-121970), as originally filed on January 12, 2005, and incorporated herein by reference).

10.24*	Distribution and Services Agreement between Cardinal Health PTS, LLC and Registrant dated March 10, 2005 (filed as Exhibit 10.25 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-50794), filed on May 16, 2005, and incorporated herein by reference).

10.25	Summary of Annual Compensation for Directors.

10.26	Registrant’s 2004 Equity Incentive Plan Form of Stock Option Agreement (filed as Exhibit 10.24 to the Company’s Current Report on Form 8-K (File No. 000-50794), filed on March 17, 2005, and incorporated herein by reference).

10.27*	Distribution Agreement between Priority Healthcare Corporation and Registrant, dated as of February 17, 2005.

10.28	First Amendment to Distribution Agreement between Priority Healthcare Corporation and Registrant, dated as of August 2, 2005.

Exhibit No.		Description of Document

23.1		Consent of Independent Registered Public Accounting Firm.

23.2	†	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

24.1		Power of Attorney (included on the signature page).

†	To be filed by amendment.
*	The Company requested confidential treatment for certain portions of this agreement. This exhibit omits the information subject to this confidentiality request. The omitted portions were separately filed with the Commission.